SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	An announcement regarding connected transactions of China Petroleum & Chemical Corporation (the “Registrant”);
2.	An announcement regarding proposed change of articles of association of the Registrant;
3.	An announcement regarding proposed change of auditors of the Registrant;
4.	An announcement regarding resolutions of the board of directors of the Registrant; and
5.	An announcement regarding annual results for 2012 of the Registrant;

Each Made by the Registrant on March 22, 2013.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTIONS

Financial Advisors to China Petroleum & Chemical Corporation

Independent Financial Advisor to the
Independent Non-executive Directors

On 22 March 2013, SHI (a wholly-owned subsidiary of the Company) and Tiptop HK (a wholly-owned subsidiary of China Petrochemical Corporation) entered into the Framework Agreement, pursuant to which the parties agreed (1) to establish JV HK as soon as possible; (2) following the establishment of JV HK, to procure JV HK (as the purchaser) to enter into the Purchase Agreements with the Relevant Vendors for the acquisition of (i) CIR Sale Shares, (ii) Mansarovar Transaction Assets, and (iii) Taihu Transaction Assets.

According to the Shanghai Listing Rules and the Hong Kong Listing Rules, China Petrochemical Corporation (as the 73.86% shareholder of Sinopec Corp.) and its subsidiaries are the Company’s connected persons. Therefore, the Transactions constitute connected transactions for the Company. According to Chapter 14A of the Hong Kong Listing Rules and the Shanghai Listing Rules, the Transactions are subject to reporting and announcement requirements, but are exempted from the Independent Shareholders’ approval requirement.

I.	SUMMARY OF KEY INFORMATION

(i)	Transaction Risks:

	1.	Oil reserve value fluctuation risk

The consideration of the Transactions is determined with reference to the reserve data in the Technical Reports, having considered all other relevant factors, and the consideration is determined by both parties through negotiation on the basis of equality and fairness.

The value of the Target Assets may fluctuate as a result of any material change in international oil prices and/or market conditions and/or operations of the relevant assets of the Target Companies.

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	2.	Profitability fluctuation risk

Completion of the Transactions will improve the financial performance of Sinopec Corp. However, any negative market change may unfavorably affect the overall profitability of Sinopec Corp.

	3.	Approval and third-party consent risk

The Transactions are subject to obtaining the following approvals and the consent of third parties:

(1)
the approval by the National Development and Reform Commission of the PRC on the overseas investment projects and changes involved in the Transactions; and the approval by the Ministry of Commerce of the PRC on the changes in overseas investments involved in the Transactions; and

(2) any approval, consent or waiver of pre-emptive rights by some of the Governments of Resource Countries and/or third party(ies) which the Transactions are subject to.

Failure to obtain the above approvals or consents may have an adverse effect on the consummation of the Transactions or may result in non-completion of one or more of the Transactions.

The non-completion of any one of the CIR Transaction, Mansarovar Transaction or Taihu Transaction for whatsoever reason will not affect the completion of the other Transactions.

(ii)	Details of Historical Connected Transactions:

In the last twelve months from this announcement, there has been no connected transaction between the Company and China Petrochemical Corporation (and its subsidiaries) other than connected transactions in the ordinary course of business, nor any transactions of a similar type to the Transactions with other connected parties.

II.	INTRODUCTION TO THE CONNECTED TRANSACTIONS

On 22 March 2013, SHI (a wholly-owned subsidiary of Sinopec Corp.) and Tiptop HK (a wholly-owned subsidiary of China Petrochemical Corporation) entered into the Framework Agreement in Beijing, pursuant to which SHI and Tiptop HK agreed:

1.
to establish a joint venture company, namely Sinopec International Petroleum E&P Hongkong Overseas Limited, or JV HK, in Hong Kong as soon as possible. The issued share capital of JV HK will be HK$10,000. SHI and Tiptop HK shall respectively hold 50% of the issued share capital of JV HK, and SHI shall enjoy actual control over JV HK through contractual arrangements with Tiptop HK. JV HK shall hence become a non-wholly owned subsidiary of the Company through actual control; and

2.	following establishment of JV HK, to procure JV HK (as the purchaser) to enter into the Purchase Agreements (which have been finalized and attached as schedules to the Framework

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Agreement) with the Relevant Vendors for the acquisition of the CIR Sale Shares, the Mansarovar Transaction Assets and the Taihu Transaction Assets.

(i)	CIR Transaction

JV HK shall enter into the CIR Purchase Agreement with Tiptop BVI, pursuant to which JV HK shall acquire 50% of the total issued share capital of CIR held by Tiptop BVI at a price of USD1,571 million (subject to adjustments in accordance with the CIR Purchase Agreement). JV HK will pay the consideration to Tiptop BVI with its own financial resources and/or loans.

(ii)	Mansarovar Transaction

JV HK shall enter into the Mansarovar Purchase Agreement and the Mansarovar Assignment and Assumption Agreement (as a schedule of the Mansarovar Purchase Agreement) with SOOGL, pursuant to which JV HK shall acquire from SOOGL 50% of the total issued share capital of Mansarovar together with the Mansarovar Shareholder’s Loan.

The total price for the Mansarovar Transaction is approximately USD776 million (subject to adjustments in accordance with the Mansarovar Purchase Agreement), which consists of:

(1) USD428 million for acquisition of the Mansarovar Sale Shares; and

(2) USD347,872,314.62 for acquisition of the Mansarovar Shareholder’s Loan.

JV HK will pay the consideration to SOOGL with its own financial resources and/or loans.

(iii)	Taihu Transaction

JV HK shall enter into the Taihu Purchase Agreement with SOOGL, pursuant to which JV HK shall acquire from SOOGL 49% of the total issued share capital of Taihu together with SOOGL’s Special Dividend under the Taihu Shareholders Agreement.

The total price for the Taihu Transaction is approximately USD652.77 million (subject to adjustments in accordance with the Taihu Purchase Agreement), which consists of:

(1) USD560 million for acquisition of the Taihu Sale Shares; and

(2) USD92,771,244.81 for acquisition of SOOGL’s Special Dividend under the Taihu Purchase Agreement.

JV HK will pay the consideration with its own financial resources and/or loans.

The total consideration payable by JV HK for acquisition of the Target Assets will be provided as to 50% by each of SHI and Tiptop HK.

The Transactions will not constitute a material asset reorganization under the Measures for the Administration of Material Asset Reorganizations by Listed Companies.

JV HK, on which Sinopec Corp. has actual control, is owned as to 50% indirectly by Sinopec Corp. through SIPL. SOOGL and Tiptop BVI are wholly-owned, directly or indirectly, by

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China Petrochemical Corporation through SIPC. As at 28 February 2013, China Petrochemical Corporation, as the controlling shareholder of Sinopec Corp., directly and indirectly holds approximately 73.86% of the total issued share capital of Sinopec Corp. China Petrochemical Corporation and its subsidiaries are connected persons of the Company and the Transactions constitute connected transactions under the Shanghai Listing Rules.

As at the date of this announcement, the transaction amount of the connected transactions between the Company and China Petrochemical Corporation (and its subsidiaries) in the past 12 months has not reached RMB30 million and exceeded 5% of the most recent audited net assets of the Company. Pursuant to the articles of association of the Company and the Shanghai Listing Rules, the Transactions shall be subject to the obligation of prompt disclosure, but are exempted from approval of the Company’s shareholders at general meeting.

Under Chapter 14A of the Hong Kong Listing Rules, the Transactions constitute connected transaction for the Company. As all the percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) applicable to the Transactions are less than 5%, under Chapter 14A of the Hong Kong Listing Rules, the Transactions shall be subject to reporting and announcement requirements but are exempted from the Independent Shareholders’ approval requirement.

III.	THE CONNECTED TRANSACTIONS AGREEMENTS

(i)	The CIR Purchase Agreement

The major terms of the CIR Purchase Agreement to be entered into with Tiptop BVI after establishment of JV HK are as follows:

Parties

Purchaser: JV HK

Vendor: Tiptop BVI

Assets to be acquired

Subject to the terms and conditions of the CIR Purchase Agreement, JV HK agrees to purchase and Tiptop BVI agrees to sell 50% of the issued share capital of CIR.

Consideration and adjustments

The base purchase price for the CIR Sale Shares is USD1,571 million (subject to adjustments in accordance with the CIR Purchase Agreement).

The base purchase price for the CIR Transaction shall be adjusted by reference to the difference in the company value of CIR (“CIR Value Differential”). The CIR Value Differential refers to the change in the net asset value of CIR attributable to the CIR Sale Shares as at 31 December 2012 and as at the date of CIR Completion.

Following CIR Completion, the parties to the agreement shall cause to be prepared the post-completion audited financial statements of CIR as of the date of the CIR Completion (the

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“CIR Post-Completion Financial Statements”). Following completion of the CIR Post-Completion Financial Statements, JV HK shall prepare and deliver to Tiptop BVI a statement setting forth JV HK’s calculation of the CIR Value Differential and such evidence or supporting information as may be necessary to permit Tiptop BVI to understand how JV HK made such calculations. Tiptop BVI and JV HK shall negotiate in good faith and attempt to agree on such CIR Value Differential and the final purchase price.

Payment and Term

JV HK shall pay or cause to be paid the consideration to Tiptop BVI by wire transfer to an account, the details of which shall be provided by Tiptop BVI at least five Business Days prior to CIR Completion.

Conditions precedent

The obligations of Tiptop BVI to sell the CIR Sale Shares under the CIR Purchase Agreement are conditional on the satisfaction or waiver by Tiptop BVI of the following conditions (the “Tiptop BVI’s Conditions Precedent”):

1.
all warranties given by JV HK under CIR Purchase Agreement are true and correct except where the failure to be true and correct does not have a material adverse effect on the transactions contemplated by the CIR Purchase Agreement;

2.
JV HK is not in default of any of its obligations under the CIR Purchase Agreement except where such default does not have a material adverse effect on the transactions contemplated by the CIR Purchase Agreement;

3.
no action, suit, or proceeding is pending before any governmental authority wherein an unfavorable injunction, judgment, order, decree, ruling or charge would prevent the consummation of any of the transactions contemplated by the CIR Purchase Agreement, and no such injunction, judgment, order, decree, ruling or charge is in effect; and

4.
Tiptop BVI, and each of Tiptop BVI’s direct and indirect parent companies, have received all necessary corporate approvals for the CIR Completion, including the execution and performance of the CIR Transaction Documents by Tiptop BVI and all relevant parties and any ancillary matters as may be required under the Listing Rules.

The obligations of JV HK to purchase the CIR Sale Shares under the CIR Purchase Agreement are conditional on the satisfaction or waiver by JV HK of the following conditions (the “JV HK’s CIR Conditions Precedent”):

1.
the receipt by JV HK, in a form satisfactory to JV HK in its sole discretion, of all approvals of PRC Governmental Authorities for the sale and purchase of the CIR Sale Shares as required under Applicable Law;

2.
all warranties given by Tiptop BVI under the CIR Purchase Agreement are true and correct except where the failure to be true and correct does not have a material adverse effect on the CIR Sale Shares, CIR, CIR Subsidiaries or the transactions contemplated by the CIR Purchase Agreement;

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3.
Tiptop BVI is not in default of any of its obligations under the CIR Purchase Agreement except where such default does not have a material adverse effect on the CIR Sale Shares, CIR, CIR Subsidiaries or the transactions contemplated by the CIR Purchase Agreement;

4.
no action, suit, or proceeding is pending before any Governmental Authority wherein an unfavorable injunction, judgment, order, decree, ruling or charge would prevent the consummation of any of the transactions contemplated by the CIR Purchase Agreement, and no such injunction, judgment, order, decree, ruling or charge is in effect;

5.
no third party or Governmental Authority has objected to any of the transactions contemplated by the CIR Purchase Agreement, or asserted any claim in respect thereof or in respect of the CIR Sale Shares, CIR, any CIR Subsidiary or any of their respective assets, including without limitation any claims under Applicable Law or under contracts to which Tiptop BVI, CIR or any CIR Subsidiary is a party within three months following the date of this announcement;

6.	nothing has occurred which results in China Petrochemical Corporation ceasing to hold, directly or indirectly, 100% of the equity interest of Tiptop BVI; and

7.
JV HK, and each of its direct and indirect parent companies (but excluding China Petrochemical Corporation or its affiliates), have received all necessary corporate approvals for the CIR Completion, including the execution and performance of the CIR Transaction Documents by JV HK and any ancillary matters as may be required under the Listing Rules.

JV HK shall use all reasonable endeavors to ensure that Tiptop BVI’s Conditions Precedent are satisfied as soon as reasonably practicable after the date of CIR Purchase Agreement. Tiptop BVI shall use all reasonable endeavors to ensure that JV HK’s CIR Conditions Precedent are satisfied as soon as reasonably practicable after the date of the CIR Purchase Agreement.

If JV HK’s CIR Conditions Precedent are not duly fulfilled (or waived by JV HK) or if the CIR Purchase Agreement is terminated for any other reason, all liabilities and obligations of JV HK under CIR Purchase Agreement will lapse and cease to have any effect. Neither the lapsing of those liabilities and obligations nor their ceasing to have effect shall affect the rights of JV HK in respect of any breach by Tiptop BVI of any obligation under the CIR Purchase Agreement or any of the other agreements, covenants, and undertakings referred to in the CIR Purchase Agreement.

Effective date

The CIR Purchase Agreement will take effect upon being duly signed by the parties to the agreement.

Completion

Completion shall take place on the fifth Business Day following the Tiptop BVI’s Conditions Precedent and JV HK’s CIR Conditions Precedent being satisfied or waived.

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At completion, JV HK shall pay the consideration to Tiptop BVI, and Tiptop BVI and JV HK shall deliver the completion documents agreed in the CIR Purchase Agreement.

Governing law

The CIR Purchase Agreement shall be governed by and construed in accordance with the laws of England and Wales.

Liabilities for breach

1.
Tiptop BVI shall indemnify, defend and hold JV HK and its affiliates harmless from and against any and all losses whatsoever arising out of Tiptop BVI’s breach of any of the warranties or other seller’s obligations under the CIR Purchase Agreement or other CIR Transaction Documents.

2.
JV HK shall indemnify, defend and hold Tiptop BVI and its affiliates harmless from any and all losses they may suffer or incur as a result of or in connection with JV HK’s breach of any of the warranties or other buyer’s obligations under the CIR Purchase Agreement or other CIR Transaction Documents.

Special protection to the purchaser

1.
If any Governmental Authority or third party asserts any claim in respect of the transactions contemplated by the CIR Purchase Agreement, including without limitation any claims under Applicable Law or under contracts to which Tiptop BVI or CIR is a party, and including any claims asserted before or after CIR Completion, JV HK shall have the option (the “CIR Unwind Option”) to cause Tiptop BVI, by written notice thereto, to repurchase the CIR Sale Shares from JV HK for the purchase price, effective as of the date of the CIR Completion.

2.
Tiptop BVI shall indemnify, defend and hold harmless JV HK and its affiliates from and against any and all losses whatsoever arising out of any claims by any third party or Governmental Authority in respect of the transactions contemplated by the CIR Purchase Agreement, including without limitation any claims under Applicable Law or under contracts to which Tiptop BVI, CIR or any CIR Subsidiary is a party.

3.
Tiptop BVI shall indemnify, defend and hold harmless JV HK and its affiliates from and against any and all losses whatsoever arising out of any claims in respect of taxes for which CIR or any of its subsidiaries may become liable, which claims are threatened or pending as of the date of the CIR Completion, or that may arise thereafter in respect of periods prior to the date of the CIR Completion.

4.
For so long after CIR Completion as Tiptop BVI or any nominee remains as the registered holder of the CIR Sale Shares, it shall hold (and direct any nominee to hold) that CIR Sale Shares and any distributions, property and rights deriving from it on trust for JV HK and shall deal with the CIR Sale Shares and any distributions, property and rights deriving from them as JV HK directs; in particular, Tiptop BVI shall exercise (or procure the exercise of) all voting rights as JV HK directs or shall execute (or procure the execution of) an instrument of proxy or other document which enables JV HK or its representative to attend and vote at any meeting of CIR and the CIR Subsidiaries. This

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mechanism shall not apply once the transactions contemplated by the CIR Unwind Option have been fully consummated.

(ii)	The Mansarovar Purchase Agreement

The major terms of the Mansarovar Purchase Agreement to be entered into with SOOGL after establishment of JV HK are as follows:

Parties

Purchaser: JV HK

Vendor: SOOGL

Assets to be acquired

Subject to the terms and conditions of the Mansarovar Purchase Agreement, (1) JV HK agrees to purchase and SOOGL agrees to sell 50% of the issued share capital of Mansarovar; and (2) SOOGL agrees to assign to JV HK all the rights, titles and interests under the Mansarovar Shareholders Loan Agreement, and JV HK agrees to assume all of SOOGL’s obligations under the Mansarovar Shareholders Agreement and the Mansarovar Shareholder’s Loan.

Mansarovar Shareholder’s Loan

Subject to the terms and conditions of the Mansarovar Assignment and Assumption Agreement, SOOGL agreed to assign to JV HK absolutely all of it’s rights, title, interest and benefits in the Mansarovar Shareholder’s Loan with effect from the date of the Mansarovar Completion.

Consideration and adjustment

The total base purchase price for the Mansarovar Transaction is approximately USD776 million (subject to adjustments in accordance with the Mansarovar Agreement), which consists of:

(1) USD428 million for the acquisition of the Mansarovar Sale Shares; and

(2) USD347,872,314.62 for the acquisition of the Mansarovar Shareholder’s Loan.

The base purchase price for the Mansarovar Transaction shall be adjusted by reference to the difference in the assets value of Mansarovar (“Mansarovar Value Differential”). The Mansarovar Value Differential refers to the sum of (i) the change in net asset value of Mansarovar attributable to the Mansarovar Sale Shares and (ii) the change in value of the Mansarovar Shareholder’s Loan, as at 31 December 2012 and the date of Mansarovar Completion.

Following Mansarovar Completion, the parties to the agreement shall cause to be prepared the post-completion audited financial statements of Mansarovar as of the date of the Mansarovar Completion (the “Mansarovar Post-Completion Financial Statements”). Following completion of the Mansarovar Post-Completion Financial Statements, JV HK shall prepare and deliver to SOOGL a statement setting forth JV HK’s calculation of Mansarovar Value

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Differential and such evidence or supporting information as may be necessary to permit SOOGL to understand how JV HK made such calculations. The parties shall negotiate in good faith and attempt to agree on such Mansarovar Value Differential and the final purchase price.

Payment and Term

JV HK shall pay or cause to be paid the consideration to SOOGL by wire transfer to an account, the details of which shall be provided by SOOGL at least five Business Days prior to Mansarovar Completion.

Conditions precedent

The obligations of SOOGL to sell the Mansarovar Transaction Assets under the Mansarovar Purchase Agreement are conditional on the satisfaction or waiver by SOOGL of the following conditions (the “SOOGL’s Mansarovar Conditions Precedent”):

1.
all warranties given by JV HK under Mansarovar Purchase Agreement are true and correct except where the failure to be true and correct does not have a material adverse effect on the transactions contemplated by Mansarovar Purchase Agreement;

2.
JV HK is not in default of any of its obligations under Mansarovar Purchase Agreement except where such default does not have a material adverse effect on the transactions contemplated by Mansarovar Purchase Agreement;

3.
no action, suit, or proceeding is pending before any Governmental Authority wherein an unfavorable injunction, judgment, order, decree, ruling or charge would prevent the consummation of any of the transactions contemplated by Mansarovar Purchase Agreement, and no such injunction, judgment, order, decree, ruling or charge is in effect; and

4.
SOOGL, and each of SOOGL’s direct and indirect parent companies, have received all necessary corporate approvals for the Mansarovar Completion, including the execution and performance of the Mansarovar Transaction Documents by SOOGL and all relevant parties and any ancillary matters as may be required under the Listing Rules.

The obligations of JV HK to purchase the Mansarovar Transaction Assets under the Mansarovar Purchase Agreement are conditional on the satisfaction, or waiver by JV HK, of the following conditions (the “JV HK’s Mansarovar Conditions Precedent”):

1.
the receipt by JV HK, in a form satisfactory to JV HK in its sole discretion, of all approvals of PRC Governmental Authorities for the sale and purchase of the Mansarovar Transaction Assets as required under Applicable Law;

2.
all warranties given by SOOGL under the Mansarovar Purchase Agreement are true and correct except where the failure to be true and correct does not have a material adverse effect on the Mansarovar Transaction Assets, Mansarovar or the transactions contemplated by Mansarovar Purchase Agreement;

3.	SOOGL is not in default of any of its obligations under the Mansarovar Purchase Agreement except where such default does not have a material adverse effect on the

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Mansarovar Transaction Assets, Mansarovar, or the transactions contemplated by Mansarovar Purchase Agreement;

4.
no action, suit, or proceeding is pending before any Governmental Authority wherein an unfavorable injunction, judgment, order, decree, ruling or charge would prevent the consummation of any of the transactions contemplated by Mansarovar Purchase Agreement, and no such injunction, judgment, order, decree, ruling or charge is in effect;

5.
no third party or Governmental Authority has objected to any of the transactions contemplated by the Mansarovar Purchase Agreement or asserted any claim in respect thereof or in respect of the Mansarovar Transaction Assets, Mansarovar, or its assets, including without limitation any claims under Applicable Law or under contracts to which SOOGL or Mansarovar is a party within three months following the date of this announcement;

6.	nothing has occurred which results in China Petrochemical Corporation ceasing to hold, directly or indirectly, 100% of the equity interest of SOOGL; and

7.
JV HK and each of its direct and indirect parent companies (but excluding China Petrochemical Corporation or its affiliates) have received all necessary corporate approvals for the Mansarovar Completion, including the execution and performance of the Mansarovar Transaction Documents by JV HK and any ancillary matters as may be required under the Listing Rules.

JV HK shall use all reasonable endeavors to ensure that SOOGL’s Mansarovar Conditions Precedent are satisfied as soon as reasonably practicable after the date of the Mansarovar Purchase Agreement. SOOGL shall use all reasonable endeavors to ensure that JV HK’s Mansarovar Conditions Precedent are satisfied as soon as reasonably practicable after the date of the Mansarovar Purchase Agreement.

If JV HK’s Mansarovar Conditions Precedent are not duly fulfilled (or waived by JV HK) or if the Mansarovar Purchase Agreement is terminated for any other reason, all liabilities and obligations of JV HK under Mansarovar Purchase Agreement will lapse and cease to have any effect. Neither the lapsing of those liabilities and obligations nor their ceasing to have effect shall affect the rights of JV HK in respect of any breach by SOOGL of any obligation under Mansarovar Purchase Agreement or any of the other agreements, covenants, and undertakings referred to in Mansarovar Purchase Agreement.

Effective date

The Mansarovar Purchase Agreement will take effect upon being duly signed by the parties to the agreement.

Completion

Completion shall take place on the fifth Business Day following the SOOGL’s Mansarovar Conditions Precedent and JV HK’s Mansarovar Conditions Precedent being satisfied or waived.

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At completion, JV HK shall pay the consideration to SOOGL, and SOOGL and JV HK shall deliver the completion documents agreed in the Mansarovar Purchase Agreement.

Governing law

The Mansarovar Purchase Agreement shall be governed by and construed in accordance with the laws of England and Wales.

Liabilities for breach

1.
SOOGL shall indemnify, defend and hold JV HK and its affiliates harmless from and against any and all losses whatsoever arising out of SOOGL’s breach of any of the warranties or other seller’s obligations under the Mansarovar Purchase Agreement or other Mansarovar Transaction Documents.

2.
JV HK shall indemnify, defend and hold SOOGL and its affiliates harmless from any and all losses they may suffer or incur as a result of or in connection with JV HK’s breach of any of the warranties or other buyer’s obligations under the Mansarovar Purchase Agreement or other Mansarovar Transaction Documents.

Special protections to the purchaser

1.
If any Governmental Authority or third party asserts any claim in respect of the transactions contemplated by the Mansarovar Purchase Agreement, including without limitation any claims under Applicable Law or under contracts to which SOOGL or Mansarovar is a party, and including any claims asserted before or after Mansarovar Completion, JV HK shall have the option (the “Mansarovar Unwind Option”) to cause SOOGL, by written notice thereto, to repurchase the Mansarovar Transaction Assets from JV HK for the purchase price, effective as of the date of the Mansarovar Completion.

2.
SOOGL shall indemnify, defend and hold harmless JV HK and its affiliates from and against any and all losses whatsoever arising out of any claims by any third party or Governmental Authority in respect of the transactions contemplated by the Mansarovar Purchase Agreement, including without limitation any claims under Applicable Law or under contracts to which SOOGL or Mansarovar is a party.

3.
SOOGL shall indemnify, defend and hold harmless JV HK and its affiliates from and against any and all losses whatsoever arising out of any claims in respect of taxes for which Mansarovar may become liable, which claims are threatened or pending as of the date of the Mansarovar Completion, or that may arise thereafter in respect of periods prior to date of the Mansarovar Completion.

4.
For so long after Mansarovar Completion as SOOGL or any nominee remains as the registered holder of the Mansarovar Transaction Assets, it shall hold (and direct any nominee to hold) that Mansarovar Transaction Assets and any distributions, property and rights deriving from it on trust for JV HK and shall deal with the Mansarovar Transaction Assets and any distributions, property and rights deriving from them as JV HK directs; in particular, SOOGL shall exercise (or procure the exercise of) all voting rights as JV HK directs or shall execute (or procure the execution of) an instrument of proxy or other document which enables JV HK or its representative to attend and vote at any meeting of

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Mansarovar. This mechanism shall not apply once the transactions contemplated by the Mansarovar Unwind Option have been fully consummated.

(iii)	The Taihu Purchase Agreement

The major terms of the Taihu Purchase Agreement to be entered into with SOOGL after establishment of JV HK are as follows:

Parties

Purchaser: JV HK

Vendor: SOOGL

Assets to be acquired

Subject to the terms and conditions of the Taihu Purchase Agreement, (1) JV HK agrees to purchase and SOOGL agrees to sell 49% of the issued share capital of Taihu; and (2) SOOGL agrees to assign to JV HK all its rights, titles and interests under the Taihu Shareholders Agreement, including the right in respect of Special Dividend under the Taihu Shareholders Agreement, and JV HK agrees to assume all of SOOGL’s obligations under the Taihu Shareholders Agreement.

Consideration and adjustment

The total base purchase price for the Taihu Transaction is USD652.77 million (subject to adjustments in accordance with the Taihu Purchase Agreement), which consists of:

(1) USD560 million for the acquisition of the Taihu Sale Shares; and

(2) USD92,771,244.81 for the acquisition of SOOGL’s Special Dividend under the Taihu Shareholders Agreement.

The base purchase price for the Taihu Transaction shall be adjusted by reference to the difference in the asset value of Taihu (“Taihu Value Differential”). The Taihu Value Differential refers to the sum of (i) the change in the net asset value of the Taihu Sale Shares and (ii) the change in the value of the Special Dividend, as at 31 December 2012 and the date of Taihu Completion.

Following Taihu Completion, the parties to the Taihu Purchase Agreement shall cause to be prepared the post-completion audited financial statements of Taihu as of the date of the Taihu Completion (the “Taihu Post-Completion Financial Statements”). Following completion of the Taihu Post-Completion Financial Statements, JV HK shall prepare and deliver to SOOGL a statement setting forth JV HK’s calculation of Taihu Value Differential and such evidence or supporting information as may be necessary to permit SOOGL to understand how JV HK made such calculations. The parties shall negotiate in good faith and attempt to agree on Taihu Value Differential and the final purchase price.

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Payment and Term

JV HK shall pay or cause to be paid the consideration to SOOGL by wire transfer to an account, the details of which shall be provided by SOOGL at least five Business Days prior to Taihu Completion.

Conditions precedent

The obligations of SOOGL to sell the Taihu Transaction Assets under the Taihu Purchase Agreement are conditional on the satisfaction, or waiver by SOOGL, of the following conditions (the “SOOGL’s Taihu Conditions Precedent”)

1.
all warranties given by JV HK under the Taihu Purchase Agreement are true and correct except where the failure to be true and correct does not have a material adverse effect on the transactions contemplated by the Taihu Purchase Agreement;

2.	JV HK is not in default of any of its obligations hereunder except where such default does not have a material adverse effect on the transactions contemplated by the Taihu Purchase Agreement;

3.
no action, suit, or proceeding is pending before any Governmental Authority wherein an unfavorable injunction, judgment, order, decree, ruling or charge would prevent the consummation of any of the transactions contemplated by Taihu Purchase Agreement, and no such injunction, judgment, order, decree, ruling or charge is in effect; and

4.
SOOGL, and each of SOOGL’s direct and indirect parent companies, have received all necessary corporate approvals for the Taihu Completion, including the execution and performance of the Taihu Transaction Documents by SOOGL and all relevant parties and any ancillary matters as may be required under the Listing Rules.

The obligations of JV HK to purchase Taihu Transaction Assets under the Taihu Purchase Agreement are conditional on the satisfaction or waiver by JV HK of the following conditions (the “JV HK’s Taihu Conditions Precedent”):

1.
the receipt by JV HK, in a form satisfactory to JV HK in its sole discretion, of all approvals of PRC Governmental Authorities for the sale and purchase of the Taihu Transaction Assets as required under Applicable Law;

2.
all warranties given by SOOGL under the Taihu Purchase Agreement are true and correct except where the failure to be true and correct does not have a material adverse effect on the Taihu Transaction Assets, Taihu, the Taihu Subsidiaries or the transactions contemplated by Taihu Purchase Agreement;

3.
SOOGL is not in default of any of its obligations under the Taihu Purchase Agreement except where such default does not have a material adverse effect on the Taihu Transaction Assets, Taihu, the Taihu Subsidiaries or the transactions contemplated by Taihu Purchase Agreement;

4.	no action, suit, or proceeding is pending before any Governmental Authority wherein an unfavorable injunction, judgment, order, decree, ruling or charge would prevent the

13

consummation of any of the transactions contemplated by Taihu Purchase Agreement and no such injunction, judgment, order, decree, ruling or charge is in effect;

5.
no third party or Governmental Authority has objected to any of the transactions contemplated by the Taihu Purchase Agreement or asserted any claim in respect thereof or in respect of the Taihu Transaction Assets, Taihu or any of its assets, including without limitation any claims under Applicable Law or under contracts to which SOOGL or Taihu is a party within three months following the date of this announcement;

6.	nothing has occurred which results in China Petrochemical Corporation ceasing to hold, directly or indirectly, 100% of the equity interest of SOOGL; and

7.
JV HK and each of its direct and indirect parent companies (but excluding China Petrochemical Corporation or its affiliates) have received all necessary corporate approvals for the Taihu Completion, including the execution and performance of the Taihu Transaction Documents by JV HK and any ancillary matters as may be required under the Listing Rules.

JV HK shall use all reasonable endeavors to ensure that the SOOGL’s Taihu Conditions Precedent are satisfied as soon as reasonably practicable after the date of the Taihu Purchase Agreement. SOOGL shall use all reasonable endeavors to ensure that JV HK’s Taihu Conditions Precedent are satisfied as soon as reasonably practicable after the date of the Taihu Purchase Agreement.

If JV HK’s Taihu Conditions Precedent are not duly fulfilled (or waived by JV HK) or if the the Taihu Purchase Agreement is terminated for any other reason, all liabilities and obligations of JV HK under the Taihu Purchase Agreement will lapse and cease to have any effect. Neither the lapsing of those liabilities and obligations nor their ceasing to have effect shall affect the rights of JV HK in respect of any breach by SOOGL of any obligation under the Taihu Purchase Agreement or any of the other agreements, covenants, and undertakings referred to in the Taihu Purchase Agreement.

Effective date

The Taihu Purchase Agreement will take effect upon being duly signed by the parties to the agreement.

Completion

Completion shall take place on the fifth Business Day following the SOOGL’s Taihu Conditions Precedent and JV HK’s Taihu Conditions Precedent being satisfied or waived.

At completion, JV HK shall pay the consideration to SOOGL, and SOOGL and JV HK shall deliver the completion documents agreed in the Taihu Purchase Agreement.

Governing law

The Taihu Purchase Agreement shall be governed by and construed in accordance with the laws of England and Wales.

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Liabilities for breach

1.
SOOGL shall indemnify, defend and hold JV HK and its affiliates harmless from and against any and all losses whatsoever arising out of SOOGL’s breach of any of the warranties or other seller’s obligations under the Taihu Purchase Agreement or other Taihu Transaction Documents.

2.
JV HK shall indemnify, defend and hold SOOGL and its affiliates harmless from any and all losses they may suffer or incur as a result of or in connection with JV HK’s breach of any of the warranties or other buyer’s obligations under the Taihu Purchase Agreement or other Taihu Transaction Documents.

Special protections to the purchaser

1.
If any Governmental Authority or third party asserts any claim in respect of the transactions contemplated by the Taihu Purchase Agreement, including without limitation any claims under Applicable Law or under contracts to which SOOGL, Taihu or any Taihu Subsidiary is a party, and including any claims asserted before or after Taihu Completion, JV HK shall have the option (the “Taihu Unwind Option”) to cause SOOGL, by written notice thereto, to repurchase the Taihu Transaction Assets from JV HK for the purchase price, effective as of the date of the Taihu Completion.

2.
SOOGL shall indemnify, defend and hold harmless JV HK and its affiliates from and against any and all losses whatsoever arising out of any claims by any third party or Governmental Authority in respect of the transactions contemplated by the Taihu Purchase Agreement, including without limitation any claims under Applicable Law or under contracts to which SOOGL, Taihu or any of Taihu Subsidiary is a party.

3.
SOOGL shall indemnify, defend and hold harmless JV HK and its affiliates from and against any and all losses whatsoever arising out of any claims in respect of taxes for which Taihu or any of the Taihu Subsidiaries may become liable, which claims are threatened or pending as of the date of the Taihu Completion, or that may arise thereafter in respect of periods prior to the date of the Taihu Completion.

4.
For so long after Taihu Completion as SOOGL or any nominee remains as the registered holder of the Taihu Transaction Assets, it shall hold (and direct any nominee to hold) the Taihu Transaction Assets and any distributions, property and rights deriving from it on trust for JV HK and shall deal with the Taihu Transaction Assets and any distributions, property and rights deriving from them as JV HK directs; in particular, SOOGL shall exercise (or procure the exercise of) all voting rights as JV HK directs or shall execute (or procure the execution of) an instrument of proxy or other document which enables JV HK or its representative to attend and vote at any meeting of Taihu and its Taihu Subsidiaries. This mechanism shall not apply once the transactions contemplated by the Taihu Unwind Option have been fully consummated.

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(iv)	An analysis on the ability to perform the obligations in respect of the Transactions by the counterparties

According to the findings of necessary due diligence investigations on the parties to the Transactions on their basic information and ability to perform the Transactions, the Board has concluded that all the counterparties to the Transactions are able to perform their respective obligations.

The Transactions are subject to obtaining the following approvals and the consent of third parties:

(1)
the approval by the National Development and Reform Commission of the PRC on the overseas investment projects and changes involved in the Transactions and the approval by the Ministry of Commerce of the PRC on the changes in overseas investments involved in the Transactions;

(2) any approval, consent or waiver of pre-emptive rights by some of the Governments of Resource Countries and/or third party(ies) which the Transactions are subject to.

Failure to obtain the above approvals or consents may have an adverse effect on the consummation of the Transactions or may result in non-completion of one or more of the Transactions.

The non-completion of any one of the CIR Transaction, Mansarovar Transaction or Taihu Transaction for whatsoever reason will not affect the completion of the other Transactions.

All the Purchase Agreements in relation to the Transactions have provided appropriate contractual arrangements to protect Sinopec Corp. in relation to the Target Assets in case of (1) failure to satisfy the conditions precedent in the Purchase Agreements; or (2) failure to complete the Transactions (for relevant contractual terms, see Part III “THE CONNECTED TRANSACTIONS AGREEMENTS” of this announcement).

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IV.	INFORMATION ON THE PARTIES TO THE CONNECTED TRANSACTIONS AND THEIR RELATIONSHIPS

(i)	Corporate Structure and Transaction Structure1

The CIR Transaction

As at the date of this announcement, the relationship of the parties in respect of the CIR Transaction is shown in the following chart:

1
In the following corporate structure charts, the China Petrochemical Corporation’s shareholding percentage in Sinopec Corp. (73.86%) is calculated with reference to the aggregate amount of Sinopec Corp. shares held by China Petrochemical Corporation directly and indirectly as at 28 February 2013.

17

Upon completion of the CIR Transaction, the relationship of the parties is shown in the following chart:

The Mansarovar Transaction

As at the date of this announcement, the relationship of the parties in respect of the Mansarovar Transaction is shown in the following chart:

18

Upon completion of the Mansarovar Transaction, the relationship of the parties is shown in the following chart:

19

The Taihu Transaction

As at the date of this announcement, the relationship of the parties in respect of the Taihu Transaction is shown in the following chart:

20

Upon completion of the Taihu Transaction, the relationship of the parties is shown in the following chart:

(ii)	Information of the Parties to the Transactions

As at the date of this announcement, the basic information of the parties to the Transactions in the charts hereinabove, are as follows:

	1.	Sinopec Corp.

Name: China Petroleum & Chemical Corporation

Registered Address: 22, Chaoyangmen North Avenue, Chaoyang District, Beijing

Legal representative: Fu Chengyu

Date of Incorporation: 25 February 2000

Registered Capital: RMB86,702,527,774

Enterprise Nature: Joint Stock Limited Liability Company (listed)

Business License No.: 100000000032985

The principal operations of Sinopec Corp. and its subsidiaries mainly include: (1) exploring for, developing, producing and trading of crude oil and natural gas; (2)

21

processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing of refined oil products; and (3) producing, distributing and trading of chemical products.

Financial Condition: For the year ended 31 December 2012, on the basis of consolidation, Sinopec Corp. has realized an operating income of RMB2,786,045 million and the net profit attributable to its parent company is RMB63,496 million; as at 31 December 2012, the total assets of Sinopec Corp. were RMB1,247,271 million, including net assets of RMB513,374 million which is attributable to the parent company.

2.	SIPL

Name: Sinopec International Petroleum Exploration & Production Limited

Registered Address: 10th Floor, Building 4, Jia No. 6 Huixin East Street, Chaoyang District, Beijing

Legal Representative: Zhang Yaocang

Date of Incorporation: 4 November 2009

Registered Capital: RMB8,000 million

Enterprise Nature: Limited Liability Company (sole proprietorship of legal person)

Business License No.: 110000012387608

Scope of business: investing in the exploration, development, production, sell, storage and transportation of oil and gas; investing in the production, sales, storage and transportation of oil refinery products and oil and gas (including liquefied natural gas (LNG)) chemicals; import/export of technologies and goods, and import/export brokerage; comprehensive utilization of the mineral resources associated with oil and gas; and economic and trade consultation and technical exchange.

Equity Structure: wholly-owned by Sinopec Corp.

3.	SHI

The full name of SHI is Sinopec Corporation Hongkong International Limited. It was incorporated in Hong Kong on 16 December 2009 and is wholly-owned by SIPL.

4.	China Petrochemical Corporation

Name: China Petrochemical Corporation

Registered Address: 22 Chaoyangmen North Avenue, Chaoyang District, Beijing

Legal Representative: Fu Chengyu

Registered Capital: RMB231,620,585,000

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Enterprise Nature: Enterprise owned by the Whole People

Business License No.: 100000000001244

Business scope: Organizing its subsidiaries in the exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and gas; organizing its subsidiaries in the oil refining; organizing its subsidiaries in the wholesale and retail of oil products; organizing its subsidiaries in the production, sales, storage and transportation of petrochemical products and other chemical products; investing in industries and managing the investments; designing, constructing, building and installing explorations for petrochemical engineering projects; checking, repairing and maintaining the oil and petrochemical equipments; manufacturing electromechanical equipment; researching, developing, applying and consulting on technologies, information and alternative energy products; and import/export.

Financial Condition: China Petrochemical Corporation has achieved a net profit (attributable to the owners of the parent company) of RMB61,113 million for the year 2011. As at 31 December 2011, China Petrochemical Corporation had total assets of RMB1,745,307 million, net assets in which (attributable to the owners of the parent company) was RMB576,403 million and an operating income of RMB2,551,951 million.

5.	SIPC

Name: Sinopec International Petroleum Exploration & Production Corporation

Registered Address: 263 Bei Si Huan Zhong Road, Haidian District, Beijing

Legal Representative: Zhang Yaocang

Date of Incorporation: 20 January 2001

Registered Capital: RMB82,405,904,000

Enterprise Nature: Limited Liability Company (State-owned Sole Proprietorship)

Business license No.: 100000000034918

Business scope: investing in the exploration, development, production, sales, storage and transportation of oil and gas; investing in the production, sales, storage and transportation of petroleum refining products and chemical products based on oil and gas (including natural gas liquid (NGL)); import/export; comprehensive utilization of mineral resources associated with oil and gas; consultation service on foreign economic trade and technological exchange.

Equity Structure: wholly-owned by China Petrochemical Corporation

Financial Condition: SIPC has achieved a net profit (attributable to the owners of the parent company) of RMB2,780 million for the year 2012. As at 31 December 2012, SIPC had total assets of RMB421,295 million, net assets (attributable to the owners of the

23

parent company) of RMB83,130 million and an operating income of RMB59,742 million.

6.	SOOGL

The full name of SOOGL is Sinopec Overseas Oil & Gas Limited. It was incorporated in the Cayman Islands on 27 January 2004. SOOGL’s scope of business is general investment. It is wholly-owned by China Petrochemical Corporation. SOOGL is principally engaged in investment holding.

Financial Condition: SOOGL has achieved a net profit (attributable to the owners of the parent company) of RMB2,245 million for the year 2012. As at 31 December 2012, SOOGL had total assets of RMB56,052 million, net assets (attributable to the owners of the parent company) of RMB7,690 million and an operating income of RMB3,087 million.

7.	Tiptop HK

The full name of Tiptop HK is Tiptop Energy Limited. It was incorporated in Hong Kong on 16 April 2008. It is wholly-owned by SIPC. Tiptop HK is principally engaged in investment holding.

Financial Condition: Tiptop HK has achieved a net profit (attributable to the owners of the parent company) of RMB2,678 million for the year 2012. As at 31 December 2012, Tiptop HK had total assets of RMB329,740 million, net assets (attributable to the owners of the parent company) of RMB5,023 million and an operating income of RMB56,109 million.

8.	Tiptop BVI

The full name of Tiptop BVI is Tiptop Energy (BVI) Corporation. It was incorporated in the British Virgin Islands on 30 September 2009. Tiptop BVI is wholly-owned by Tiptop HK and it holds 50% of the total issued share capital of CIR before the CIR Completion. Tiptop BVI is principally engaged in investment holding.

Financial Condition: Tiptop BVI has achieved a net profit of RMB425 million for the year 2012. As at 31 December 2012, Tiptop BVI had total assets of RMB9,182 million, net assets of RMB1,015 million and an operating income of RMB29 million.

9.	JV HK

The full name of JV HK will be Sinopec International Petroleum E&P Hongkong Overseas Limited. It will be incorporated in Hong Kong. JV HK will be jointly established by SHI, which is wholly owned by Sinopec Corp., and Tiptop HK, which is wholly owned by Chinese Petrochemical Corporation, each of which respectively holds 50% of JV HK’s total issued share capital. SHI will have actual control of JV HK through contractual arrangements with Tiptop HK. JV HK will be principally engaged in investment holding.

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V.	DETAILED INFORMATION OF THE SUBJECTS OF EACH OF THE TRANSACTIONS

(i)	The CIR Transaction

The CIR Transaction is an acquisition of equity interests in the target company by a subsidiary of the Company from its connected person.

The target company

Name: Caspian Investment Resources Ltd.

Place of incorporation: the British Virgin Islands

Date of incorporation: 6 October 2005

Shareholding Structure: CIR has issued 5,001 CIR Class A Shares and 5,001 CIR Class B Shares. Tiptop BVI holds all the issued CIR Class A Shares, while Lukoil holds all the issued CIR Class B Shares. Tiptop BVI and Lukoil each holds 50% of the total issued share capital of CIR before the CIR Completion. As compared with CIR Class A Shares, holders of CIR Class B Shares are subject to less resitrction on transfer of shares to incoming investors, and have the right to appoint four directors of CIR (as compared to three directors of CIR by holders of CIR Class A Shares). As at the date of this announcement, CIR is jointly controlled by Tiptop BVI and Lukoil. Tiptop BVI’s equity interest in CIR is recorded as long-term equity investment using equity accounting method.

Financial Condition:

The financial data of CIR for the year ended 31 December 2011 and for the year ended 31 December 2012 audited by KPMG Huazhen in accordance with the PRC GAAP are as follows:

		Unit: RMB1,000
	As at 31 December 2012	As at 31 December 2011

Total assets	23,752,301	23,616,622
Total liabilities	5,258,668	6,444,213
Net assets	18,493,633	17,172,408

	The year ended 31 December 2012	The year ended 31 December 2011
Income	12,379,922	13,394,805
Total profit	2,809,800	3,742,913
Net profit	2,378,449	1,529,996

Note:	Net assets refer to net assets attributable to equity shareholders. Total profit refers to profit before tax. Net profit refers to net profit attributable to equity shareholders.

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Main business:

CIR is principally engaged in oil & gas exploration, development and production activities in Kazakhstan, holding 100% interests in Karakuduk and Arman oil fields and 50% interests in each of North Buzachi, Kozhasai and Alibekmola. The remaining interests belong to independent third party(ies).

Reserve Summary:

Ryder Scott prepared and issued the CIR Technical Report on the future oil reserves and incomes attributable to the interests SIPC holds in CIR as of 31 December 2012. In the CIR Technical Report, the proved, probable and possible reserves conform to the definitions as set forth in the Securities and Exchange Commission’s (“SEC”) Regulation S-X Part 210.4-10(a) as clarified by subsequent SEC Staff Accounting Bulletins. The contingent resources comply with the petroleum resources management system (SPE-PRMS) which has been jointly passed by the Society of Petroleum Engineers (SPE), the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG) and the Society of Petroleum Evaluation Engineers (SPEE) in 2007; the oil price was determined using the required SEC methodology based on the first-day-of-the-month average in the past 12 months. According to the CIR Technical Report, by the end of December 2012, the remaining recoverable reserves of the net economic interests SIPC holds in CIR are as follows: the net proved oil/condensate reserves are 71.11 million barrels, in which the proved developed reserves are 49.97 million barrels and the proved undeveloped reserves are 21.14 million barrels; the net proved gas reserves are 6.52 billion cubic feet, in which the proved developed reserves are 6.00 billion cubic feet and the proved undeveloped reserves are 0.53 billion cubic feet; and the probable oil/condensate reserves are 8.72 million barrels; the probable gas reserves are 0.50 billion cubic feet. Net contingent resources that SIPC holds in CIR are as follows: the oil/condensate 1C contingent resources are 34.16 million barrels and 2C contingent resources are 56.04 million barrels; gas 1C contingent resources are 2.24 billion cubic feet and 2C contingent resources are 2.89 billion cubic feet.

CIR currently holds oil and gas assets comprising 5 oil producing fields in Kazakhstan including Karakuduk, North Buzachi, Arman, Alibekmola and Kozhasai of which the three oil fields in Karakuduk, North Buzachi and Arman are situated in Mangystau Province and the two oil fields in Alibekmola and Kozhasai are in Aktobe Province, covering about 401 square kilometers mining area. The other partners include Lukoil, KMG and CNPC. In 2012, SIPC’s working-interest oil & gas production reached 10.96 million barrels of oil equivalent.

Karakuduk started commercial production in 1998. The oilfield has an anticlinal structure with faults, and is partially affected by faults. The oilfield is categorized as mid-deep buried, mid-low porosity and mid-low permeability bottom water driven sandstone reservoirs. Full water-flooding development method is currently used for main layers of the oilfield, and non-main layers still use natural energy development method. According to oilfield development analysis, oilfield development could be further improved through optimization of injection-production, water-flooding development on non-main layers, oilfield stimulation treatment and optimization of oil production methods.

As the largest oilfield among five of the CIR oilfields, North Buzachi oilfields consist of shallow buried, mid-high porosity and mid-high permeability sandstone heavy oil reservoirs. The oilfields are developed under water-flooding method and it is still in the middle stage.

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Currently, the oilfields mainly use hot water-flooding and well pattern infilling methods to increase production and maintain development effectiveness. Pilot test on and polymer injection have shown some effect on the production and development enhancement, on the other hand the effects of water shutoff, acidification and sidetrack drilling methods are more significant.

Alibekmola oilfields consist of mid-deep buried, low porosity and mid-low permeability bottom water carbonate reservoirs. It uses two sets of productive series development for water-flooding method implementation. The fields are currently at middle to late development stage.

Kozhasai oilfields consist of mid-deep buried, low porosity and low permeability edge water driven carbonate reservoirs with gas cap. It is still in early development stage.

CIR Sale Shares

With clearly defined ownership, the CIR Sale Shares are free from any undisclosed mortgage, pledge or other restrictions on transfer. They are not subject to any undisclosed litigation, arbitration or judicial actions such as seizure or freezing, nor is there any other undisclosed circumstance that would prevent the transfer of the ownership thereof.

(ii)	The Mansarovar Transaction

The Mansarovar Transaction consists of acquisition of equity interests in the target company by a subsidiary of the Company from its connected person and its assumption of such person’s rights and interests under the Mansarovar Shareholder’s Loan.

The target company

Name: Mansarovar Energy Colombia Ltd.

Place of incorporation: Bermuda

Date of incorporation: 2 August 2006

Shareholding Structure: Mansarovar has issued 12,000 common shares. SOOGL and ONGC AAL each holds 50% of the total issued share capital of Mansarovar before Mansarovar Completion. Mansarovar is jointly controlled by SOOGL and ONGC AAL. SOOGL’s equity interest in Mansarovar is recorded as long-term equity investment using equity accounting method.

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Financial Condition:

Mansarovar’s financial data for the year ended 31 December 2011 and for the year ended 31 December 2012 audited by Ernest & Young Hua Ming in accordance with the PRC GAAP are as follows:

		Unit: RMB1,000
	As at 31 December 2012	As at 31 December 2011

Total assets	10,006,732	10,278,941
Total liabilities	5,961,827	7,537,177
Net assets	4,044,904	2,741,764

	The year ended 31 December 2012	The year ended 31 December 2011

Income	4,084,260	4,013,212
Total profit	1,911,183	1,995,974
Net profit	1,315,136	1,053,418

Note:	Net assets refer to net assets attributable to equity shareholders. Total profit refers to profit before tax. Net profit refers to net profit attributable to equity shareholders.

Main business:

Mansarovar is principally engaged in exploration, development and production of oil and gas. It owns 50% interest in Nare Contract Block and 100% interest in Velasquez Contract Block. It is also the operator in these two blocks. The other equity interest owner of Nare Contract Block is an independent third party.

Reserve Summary:

The evaluated relevant areas (including Nare Contract Block and Velasquez Contract Block) are located in the Magdalena Medio Valley in Colombia. The interests evaluated in the Mansarovar Technical Report represent 50 percent of the interests of Mansarovar. This represents the ownership of SOOGL (which is wholly owned by SIPC). In 2012, SIPC’s working-interest oil production reached 3.56 million barrels.

Nare Contract Block covers 165 square kilometers. Its reservoir type is the layered fault block and heavy oil sandstone reservoir. Velasquez area covers 32 square kilometers. Its reservoir type is the layered complex fault block and mid-heavy edgewater driven sandstone reservoir. There are currently 7 producing oil fields and they are all Tertiary Eocene - Oligocene sandstones. Majority of the layers are medium — thick, and are buried shallow. Fields such as Nare Sur and Velasquez are old oil fields and have entered the late development stage. Fields such as Moriche, Under River and Abarco are currently in the stage with uprising production and mainly use cyclic steam stimulation (CSS) to produce oil.

Ryder Scott prepared and issued the Mansarovar Technical Report on the future oil reserves and incomes from the participation interests that SOOGL holds in relevant areas, on the value date as at 31 December 2012. In the Mansarovar Technical Report, the proven, probable, and possible reserves comply with Rule 4-10, Part 210, Regulation S-X of the SEC as clarified by

28

subsequent SEC Staff Accounting Bulletins, the contingent resources comply with the Petroleum Resources Management System (SPE-PRMS) which has been jointly passed by the Society of Petroleum Engineers (SPE), the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG) and the Society of Petroleum Evaluation Engineers (SPEE) in 2007; the oil price was determined using the required SEC methodology based on the first-day-of-the-month average in the past 12 months. According to the Mansarovar Technical Report, as of 31 December 2012, the remaining recoverable reserves (after deduction of royalty paid in kind) of the net economic interests of SOOGL in the relevant areas are as follows: the total proved reserves are 17.74 million barrels, in which the proved developed reserves are 16.88 million barrels and the proved undeveloped reserves are 0.86 million barrels; the total probable reserves are 2.88 million barrels; and the total possible reserves are 0.51 million barrels. Net contingent resources of SOOGL’s interests in the relevant areas are as follows: the 1C contingent resources are 6.39 million barrels, 2Ci (incremental) contingent resources are 0 and 3Ci (incremental) contingent resources are 5.16 million barrels.

Mansarovar Sale Shares

With clearly defined ownership, the Mansarovar Sale Shares are free from any undisclosed mortgage, pledge or any other restrictions on transfer. They are not subject to any undisclosed litigation, arbitration or judicial actions such as seizure or freezing, nor is there any other undisclosed circumstance that would prevent the transfer of the ownership thereof.

The Mansarovar Shareholder’s Loan

Pursuant to the shareholder loan agreement between SOOGL (as shareholder lender) and Mansarovar (as borrower) executed on 18 September 2006, SOOGL has agreed to provide Mansarovar with a loan in the amount not exceeding USD437.5 million, to support the operation of Mansarovar. As of 31 December 2012, the outstanding balance of the Mansarovar Shareholder’s Loan (with accrued interest) amounted to USD347,872,314.62. The main provisions for the loan are as follows:

Interest rate: rates determined annually by SOOGL and Mansarovar, which shall not exceed LIBOR + 1%.

Repayment date: 31 December 2021 or any other date mutually agreed by SOOGL and Mansarovar.

Security: None

(iii)	The Taihu Transaction

The Taihu Transaction consists of acquisition of equity interest in the target company by a subsidiary of the Company from its connected person and its assumption of rights to the Special Dividend.

The target company

Name: Taihu Limited

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Place of incorporation: Republic of Cyprus

Date of incorporation: 17 July 2006

Shareholding Structure: Taihu has issued 17,100 common shares. SOOGL and Rosneft respectively holds 49% and 51% of the total issued share capital of Taihu before Taihu Completion of which SOOGL holds 8,379 shares and Rosneft holds 8,721 shares. Taihu is jointly controlled by SOOGL and Rosneft. SOOGL’s equity interest in Taihu is recorded as long-term equity investment using equity accounting method.

Financial Condition:

The financial data of Taihu for the year ended 31 December 2011 and for the year ended 31 December 2012 audited by Ernst & Young Hua Ming in accordance with the PRC GAAP are as follows:

		Unit: RMB1,000
	As at 31 December 2012	As at 31 December 2011

Total assets	19,766,886	19,700,993
Total liabilities	15,910,901	19,324,098
Net assets	3,855,985	376,895
Net assets attributable to owners of the parent company	3,643,808	165,462

	The year ended 31 December 2012	The year ended 31 December 2011

Income	21,946,064	21,400,956
Total profit	3,570,516	3,454,181
Net profit	2,814,413	2,702,901
Net profit attributable to owners of the parent company	2,731,940	2,621,224

Note:	Net assets refer to net assets attributable to equity shareholders. Total profit refers to profit before tax. Net profit refers to net profit attributable to equity shareholders.

Main business:

Taihu is principally engaged in oil & gas exploration, development and production in Russia, and holds 97.14% interests in UDM through its wholly-owned subsidiary, Promleasing. Other interests of UDM are owned by independent third party(ies). UDM has working interests in 28 producing oilfields.

Reserve Summary:

DeGolyer and MacNaughton prepared and issued the Taihu Technical Report on the future oil reserves and incomes attributable to the interests SIPC holds in UDM as of 31 December 2012. In the Taihu Technical Report, the proved and probable reserves conform to the definitions as set forth in the SEC’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent SEC Commission Staff Accounting Bulletins. The contingent resources comply with the petroleum

30

resources management system (SPE-PRMS) which has been jointly passed by the Society of Petroleum Engineers (SPE), the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG) and the Society of Petroleum Evaluation Engineers (SPEE) in 2007; the oil price was determined using the required SEC methodology based on the first-day-of-the-month average in the past 12 months. According to the Taihu Technical Report, by the end of December 2012, the remaining recoverable reserves of the net economic interests SIPC holds in UDM are as follows: the proved reserves are 168.29 million barrels, in which the proved developed reserves are 158.32 million barrels and the proved undeveloped reserves are 9.98 million barrels; and the probable reserves are 40.21 million barrels. Net contingent resources that SIPC holds in UDM are as follows: the 1C contingent oil resources are 208.44 million barrels and 2C contingent resources are 365.94 million barrels.

Major assets of UDM locate in Volga Ural Basin. As the largest oil company in Udmurt Republic in Russia, UDM, controls over 68% oil reserve and 60% oil production, and has a total mine area of 2,852 square kilometers and oilfield area of 1,123 square kilometers. In 2012, SIPC’s working-interest crude oil production reached 22.43 million barrels. Oil fields are operated by Rosneft.

Most oilfields of UDM have multi-layer reservoirs mainly in anticlinal structure. The oilfield has simple structure with underdeveloped faults and little lateral variation of lithofacies area. Main layers of the oilfields consist of carboniferous carbonate reservoirs mainly with mid-low permeability.

UDM started development as early as 1969, and adopted water-flooding method in 1972. There are still new oilfields put into development in year 2000. Oil production continued to grow until reaching peak production at 180,000 barrels per day in 1983. After that, oil production declined gradually with increased water production. Since year 2011, through production-injection optimization, oil production has been gradually recovered.

Taihu Sale Shares

Rosneft, being the other shareholder of Taihu, has not yet waived its pre-emptive right in respect of the purchase of the Taihu Sale Shares.

With clearly defined ownership, the Taihu Sale Shares are free from any undisclosed mortgage, pledge or any other restrictions on transfer. They are not subject to any undisclosed litigation, arbitration or judicial actions such as seizure or freezing, nor is there any other undisclosed circumstance that would prevent the transfer of the ownership thereof.

Special Dividend

According to the distribution policy under Taihu Shareholders Agreement, the rights to dividends waived by Rosneft are in an amount equal to USD76,624,000 plus interest on such amount at a rate of 1-year LIBOR plus 65 basis points from 11 December 2006 to the date of payment accruing annually on the basis of a year of three hundred and sixty days and the actual number of days elapsed. The undistributed amount of Special Dividend was USD92,771,244.81 as of 31 December 2012.

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VI.	CONSIDERATION AND PRICING POLICY

(i)	The CIR Transaction

The terms of the CIR Transaction are fair based on market principles, reasonable and on normal commercial terms. JV HK shall pay USD1,571 million (subject to adjustment in accordance with the CIR Purchase Agreement) to Tiptop BVI as the consideration for the CIR Sale Shares.

The consideration and pricing policy for the CIR Sale Shares

The original cost to Tiptop BVI for the CIR Sale Shares acquired from independent third party in August 2010 was approximately USD1,408 million.

The consideration for the CIR Sale Shares is determined with reference to the reserve data as of 31 December 2012 provided in the CIR Technical Report issued by Ryder Scott. The consideration was negotiated and determined by the parties on an arm’s length basis based on the asset quality of CIR, its growth potential and market condition. Based on negotiation at arm’s length, the parties agreed the consideration for the CIR Sale Shares to be USD1,571 million (subject to adjustment in accordance with the CIR Purchase Agreement).

The Board is of the view that the total consideration for the CIR Transaction and other terms and conditions contained in the CIR Purchase Agreement are fair and reasonable and the CIR Transaction is in the interests of Sinopec Corp. and the Shareholders as a whole.

(ii)	The Mansarovar Transaction

The terms of the Mansarovar Transaction are fair based on market principles, reasonable and on normal commercial terms.

The total base purchase price for the Mansarovar Transaction is approximately USD776 million (subject to adjustments in accordance with the Mansarovar Purchase Agreement), which consists of:

(1) USD428 million for the acquisition of the Mansarovar Sale Shares; and

(2) USD347,872,314.62 for the acquisition of the Mansarovar Shareholder’s Loan.

(1) The consideration and pricing policy for the Mansarovar Sale Shares

Mansarovar is a joint venture which was established by SOOGL and ONGC Nile Ganga B.V. in 2006. As of 31 December 2012, the share capital invested by SOOGL totalled USD6,000. The working capital of Mansarovar is funded by shareholder loans.

The consideration for the Mansarovar Sale Shares is determined with reference to the reserve data as at 31 December 2012 provided in the Mansarovar Technical Report issued by Ryder Scott. The consideration was negotiated and determined by the parties on an arm’s length basis based on the asset quality of Mansarovar, its growth potential and market condition. Based on negotiation at arm’s length, the parties agreed the consideration for the Mansarovar Sale Shares to be USD428 million (subject to

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adjustments in accordance with the Mansarovar Purchase Agreement).

	(2)	The consideration and pricing policy for the Mansarovar Shareholder’s Loan

The consideration for the Mansarovar Shareholder’s Loan was negotiated and determined by the parties on an arm’s length basis based on the outstanding balance (with accrued interest) of the Mansarovar Shareholder’s Loan as at 31 December 2012. Based on negotiation at arm’s length, the parties agreed the consideration for the Mansarovar Shareholder’s Loan to be USD347,872,314.62.

The Board is of the view that the total consideration for the Mansarovar Transaction and other terms and conditions contained in the agreements are fair and reasonable. The Mansarovar Transaction is in the interests of Sinopec Corp. and the Shareholders as a whole.

(iii)	The Taihu Transaction

The terms of the Taihu Transaction are fair based on market principles, reasonable and on normal commercial terms.

The total base purchase price for the Taihu Transaction is approximately USD652.77 million (subject to adjustments in accordance with the Taihu Purchase Agreement), which consists of:

	(1)	USD560 million for the acquisition of the Taihu Sale Shares; and

	(2)	USD92,771,244.81 for the acquisition of SOOGL’s Special Dividend under the Taihu Shareholders Agreement.

	(1)	The consideration and pricing policy for the Taihu Sale Shares

Taihu is a joint venture which was established by SOOGL and Rosneft in 2006. As of 31 December 2012, the share capital invested by SOOGL is USD12,300. The operating funds of Taihu come from bank loans.

The consideration for the Taihu Sale Shares is determined with reference to the reserve data as at 31 December 2012 provided in the Taihu Technical Report issued by D&M. The consideration was negotiated and determined by the parties on an arm’s length basis based on the asset quality of Taihu, its growth potential and market condition. Based on negotiation at arm’s length, the parties agreed the consideration for the Taihu Sale Shares to be USD560 million (subject to adjustments in accordance with the Taihu Purchase Agreement).

	(2)	The consideration and pricing policy for the Special Dividend

According to the distribution policy under Taihu Shareholders Agreement, the rights to dividends waived by Rosneft are in an amount equal to USD76, 624,000 plus interest on such amount at a rate of 1-year LIBOR plus 65 basis points from 11 December 2006 to the date of payment accruing annually on the basis of a year of three hundred and sixty days and the actual number of days elapsed. The undistributed amount of Special Dividend was USD92,771,244.81 as of 31 December 2012.

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The consideration for the Special Dividend was negotiated and determined by the parties on an arm’s length basis based on the outstanding amount of Special Dividend as of 31 December 2012 and interest deriving therefrom. Based on negotiation at arm’s length, the parties agreed the consideration for the Special Dividend to be USD92,771,244.81 (subject to adjustments in accordance with the Taihu Purchase Agreement).

The Board is of the view that the total consideration for the Taihu Transaction and other terms and conditions contained in the Taihu Purchase Agreement are fair and reasonable. The Taihu Transaction is in the interests of Sinopec Corp. and the Shareholders as a whole.

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VII.	REASONS FOR THE CONNECTED TRANSACTIONS AND IMPACT OF THE CONNECTED TRANSACTIONS ON SINOPEC CORP.

(i)	Reasons for the Transactions and the business and financial impact on Sinopec Corp.

	1.	To expand the scale of the upstream business and strengthen the upstream business capacity

The Transactions will expand the Company’s overseas business and enhance its resources and reserves so as to realise long-term and sustainable development. After the completion of the Transactions, calculated on a consolidation basis, the scale of the Company’s oil and gas reserves will be increased, and the upstream business capacity of the Company will be strengthened.

	Before the acquisitions	JVs				After the acquisitions	Increase
		CIR	Mansarovar	Taihu	Total
Proved oil and gas reserves (million barrels of oil equivalent)	3,964.0	72.2	17.7	168.3	258.2	4,222.2	6.5%
of which: Proved crude oil reserves (million barrels)	2,843.0	71.1	17.7	168.3	257.1	3,100.1	9.0%
Proved gas reserves (billion cubic feet)	6,730.0	6.5	—	—	6.5	6,736.5	0.1%
Oil and Gas Production (million barrels of oil equivalent)	428.0	11.0	3.6	22.4	37.0	465.0	8.6%
of which: Oil production (million barrels)	328.3	10.6	3.6	22.4	36.6	364.9	11.2%
Gas production (billion cubic feet)	598.0	2.2	—	—	2.2	600.2	0.4%

Note:
The reserve data is the data as at 31 December 2012; the production data is the data for the year 2012; the data for gas is converted at the rate of 1 barrel of oil is equivalent to 6 thousand cubic feet of gas. CIR gas production data is the actual sales volume.

The oil and gas assets involved in the CIR Transaction are located in Kazakhstan which is an important country of oil and gas resources in Central Asia. These assets consist of five producing oil fields located in the promising oil and gas basins Pre-Caspian Basin and North Ustyurt Basin. North Buzachi oil field, having the largest reserves, is now in a growing stage of production and its production will steadily rise and reach the peak in around 2018. The oil and gas assets involved in the Mansarovar Transaction are located in Colombia which is one of the top four oil producing countries in Latin America,

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including Nare Contract Block and Velasquez Contract Block in Magdalena Medio Valley. The oil and gas assets involved in Taihu Transaction are the first cooperation between China and Russia on development of oil and gas field. These assets consist of 28 producing oil fields mainly located in the Volga-Ural Basin, with stable and relatively high production level.

	2.	To enhance the international operation capability of the Company and improve its global competitiveness

Before the Transactions, the Company’s interest in Angola (Block 18) was the only overseas oil and gas asset. The Transactions will facilitate Sinopec Corp.’s strategic objective of becoming a more internationalised oil company with significant oil and gas assets. The Transactions will also facilitate Sinopec Corp.’s transition into a global oil and gas company with more balanced resource allocation and presence in the major producing regions of the world.

The Transactions present an opportunity to increase the Company’s level of international reserves and production. It involves various assets in major oil and gas producing countries such as Kazakhstan, Colombia and Russia.

The Transactions will increase the consolidated overseas proved reserves for the Company from 72.0 million barrels of oil equivalent to 330.2 million barrels of oil equivalent as of 31 December 2012, an increase of 358.6%, and increase the consolidated overseas production for the Company from 21.7 million barrels of oil equivalent to 58.7 million barrels of oil equivalent in 2012, an increase of 170.7%. As a result of the Transactions, Sinopec Corp. enters the world’s prominent oil and gas basins in exploration and production, which further enhances its high quality global asset portfolio. As a result of the Transactions, Sinopec Corp. will also obtain human resources, management systems and expertise that are associated with overseas upstream operations, further improving Sinopec Corp.’s global competitiveness.

	3.	To enhance Sinopec Corp.’s profitability and Shareholders’ long term value

The Transactions may help improve Sinopec Corp.’s profitability, cash income and financial performance and create long term shareholder value. The net profit of CIR in 2012 amounted to RMB2,378 million, and the net profit margin reached 19.2%. The net profit of Mansarovar in 2012 amounted to RMB1,315 million, and the net profit margin reached 32.2%. The production capacity of the UDM Project of Taihu currently maintained at a high level. The net profit of Taihu in 2012 amounted to RMB2,732 million and the net profit margin reached 12.5%.

(ii)	Impact on the independence of Sinopec Corp.

Pursuant to the Non-competition Agreement executed by China Petrochemical Corporation and Sinopec Corp. in June 2000, China Petrochemical Corporation irrevocably provides Sinopec Corp. with an option to purchase, in accordance with the Non-competition Agreement, the existing business of China Petrochemical Corporation or any other new business, projects, products or technologies that China Petrochemical Corporation develops, invest or authorizes to develop or operate outside the restrictions of the Non-competition Agreement, which competes with the main business of Sinopec Corp. Sinopec Corp. may exercise its option to

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purchase such new business within five years after China Petrochemical Corporation develops, invests or authorizes to develop or operate the new business.

Prior to the Transactions, the Target Companies’ overseas oil and gas have been explored, developed and produced by China Petrochemical Corporation and Sinopec Corp. has not engaged in such operations. Now, in accordance with the Non-competition Agreement, Sinopec Corp. acquires such overseas business from China Petrochemical Corporation, which, in the long run, will help reduce the competition between the Sinopec Corp. and China Petrochemical Corporation.

VIII.	INFORMATION ON THE REVIEW AND APPROVAL OF THE CONNECTED TRANSACTIONS

Pursuant to the Shanghai Listing Rules, China Petroleum Corporation and its subsidiaries are the connected persons of the Company and the Transactions constitute connected transactions of the Company. As at the date of this announcement, the transaction amount of the connected transactions between the Company and China Petrochemical Corporation (and its subsidiaries) in the past 12 months has not reached RMB30 million and exceeded 5% of the most recent audited net assets of the Company. Pursuant to the Shanghai Listing Rules, the Transactions shall be subject to the obligation of prompt disclosure, but exempted from approval of the Company’s shareholders at general meeting.

Under Chapter 14A of the Hong Kong Listing Rules, the Transactions constitute connected transaction for the Company. As all the percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) applicable to the Transactions are less than 5%, under Chapter 14A of the Hong Kong Listing Rules, and the Transactions shall be subject to reporting and announcement requirements but are exempted from the Independent Shareholders’ approval requirement.

On 22 March 2013, the Company held the 6th meeting of the 5th session of the Board of Directors. After discussion, all the non-connected directors unanimously approved the Transaction Proposal. Fu Chengyu, Wang Tianpu, Zhang Yaocang, Cai Xiyou, Cao Yaofeng, Li Chunguang and Liu Yun abstained from voting on the proposal in relation to the Transactions as connected Directors; Chen Xiaojin, Ma Weihua, Jiang Xiaoming, Andrew Y. Yan and Bao Guoming, being the independent non-executive Directors, unanimously approved the Transactions.

Chen Xiaojin, Ma Weihua, Jiang Xiaoming, Andrew Y. Yan and Bao Guoming, being the independent non-executive Directors of Sinopec Corp., issued their independent views in respect of the Transactions. The independent non-executive Directors were unanimously of the view as follows:

(1)	It was agreed to submit the Transaction Proposal to the 6th meeting of the 5th session of the Board for approval.

(2)
The Transactions were conducted on normal commercial terms in the ordinary course of business of Sinopec Corp. The terms and conditions of the Transactions are fair and reasonable and are in the interest of Sinopec Corp. and its Shareholders as a whole, and it was not aware of any matters which prejudice the interest of Sinopec Corp. and the Independent Shareholders. The Transactions as referred to in the Transaction Proposal be approved.

(3)	The voting procedures comply with the provisions of the applicable laws and regulations, the

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regulatory documents and the articles of association of Sinopec Corp.

The Transactions are subject to obtaining the following approvals and the consent of third parties:

(1)
the approval by the National Development and Reform Commission of the PRC on the overseas investment projects and changes involved in the Transactions; and the approval by the Ministry of Commerce of the PRC on the changes in overseas investments involved in the Transactions; and

(2)	any approval, consent or waiver of pre-emptive rights by some of the Governments of Resource Countries and/or third party(ies) which the Transactions are subject to.

The Transactions are subject to the above approvals or consents.

The non-completion of any one of the CIR Transaction, Mansarovar Transaction or Taihu Transaction for whatsoever reason will not affect the completion of the other Transactions.

IX.	INDEPENDENT FINANCIAL ADVISOR’S VIEWS

Sinopec Corp. has engaged CMB International Capital Limited as the Independent Financial Advisor to the Transactions and to advise the independent non-executive Directors on a voluntary basis on the fairness of the consideration of the Transactions. Independent Financial Advisor considers that the terms of CIR Purchase Agreement, Mansarovar Purchase Agreement, Mansarovar Assignment and Assumption Agreement and Taihu Purchase Agreement are on normal commercial terms and fair and reasonable and the entering of the Transactions are in the ordinary and usual course of business of Sinopec Corp. and in the interests of Sinopec Corp. and the Shareholders as a whole.

X.	CHECKLIST OF DOCUMENTS FOR INSPECTION

1.	Independent Opinion of the Independent Non-Executive Directors on the Transactions

2.	Relevant Audited Reports and Financial Statements

3.	Relevant Assets Valuation Reports

4.	Relevant Technical Reports

5.	Letter of the Independent Financial Advisor on the Transactions

6.	Framework Agreement

7.	CIR Purchase Agreement

8.	Mansarovar Purchase Agreement and its schedule, the Mansarovar Assignment and Assumption Agreement

9.	Taihu Purchase Agreement

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Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“1C”	low estimate scenario of contingent resources;

“2C”	best estimate scenario of contingent resources;

“2Ci”	best estimate scenario of contingent resources or volumes incremental to 1C;

“3Ci”	high estimate scenario of contingent resources or volumes incremental to 2C;

“Applicable Law”
each applicable provision of any constitution, statute, law, ordinance, code, rule, regulation, decision, order, decree, judgment, award, injunction, verdict, subpoena, release, license or other legally binding pronouncement of any Governmental Authority;

“associate”	has the meaning ascribed to it under the Hong Kong Listing Rules;

“Board”	the board of directors of Sinopec Corp.;

“Business Day”	any day (excluding Saturdays and Sundays) on which banks generally open for business in Hong Kong and the PRC;

“China Petrochemical Corporation”	China Petrochemical Corporation, the controlling shareholder of Sinopec Corp.;

“CIR”	Caspian Investment Resources Ltd., a limited company incorporated in British Virgin Islands;

“CIR Class A Shares”
CIR class A shares in the capital of CIR, currently being 5,001 CIR class A shares held by Tiptop BVI, representing the entire issued class A shares of CIR and 50% of the total issued share capital of CIR, (i.e. CIR Sale Shares);

“CIR Class B Shares”
class B shares in the capital of CIR, currently being 5,001 CIR class B shares held by Lukoil, representing the entire issued class B shares of CIR and 50% of CIR’s total issued share capital; as compared with CIR Class A Shares, holders of CIR Class B Shares are subject to less restrictions on transfer of shares to incoming investors and have the right to appoint four directors of CIR (as compared to three directors of CIR by holders of CIR Class A Shares);

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“CIR Completion”	the transfer of the CIR Sale Shares on the fifth Business Day from the date on which all of the conditions precedent in respect of the CIR Transaction have been satisfied or waived;

“CIR Purchase Agreement”	the sale and purchase agreement in respect of the acquisition by JV HK of the CIR Sale Shares to be entered into between Tiptop BVI and JV HK;

“CIR Sale Shares”	5,001 CIR Class A Shares, representing the entire issued class A shares of CIR and 50% of CIR’s total issued share capital;

“CIR Shareholders Agreement”
the Amended and Restated Shareholders Agreement dated 20 April 2007 entered into among Lukoil, Mittal Investments S.A.R.L. and CIR, as amended on 12 March 2009 by Lukoil, Starleigh Limited (successor in interest to Mittal Investments S.A.R.L. and predecessor in interest to Tiptop BVI) and CIR;

“CIR Subsidiaries”	all entities in which CIR owns, directly or indirectly, an equity interest;

“CIR Technical Report”	the Report on the Estimated Future Reserves, Contingent Resources, and Income Attributable to Certain Interests as of December 31, 2012 for CIR Prepared by Ryder Scott;

“CIR Transaction”	an acquisition by JV HK of the CIR Sale Shares;

“CIR Transaction Documents”
collectively, the CIR Purchase Agreement and all documents to be executed or entered into in connection therewith, including: (i) stock powers or endorsed certificates for the CIR Sale Shares, and (ii) the CIR Deed of Adherence;

“Colombian Government”	the government of Colombia and any political subdivision, agency or instrumentality thereof;

“Company” or “Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Completion Date”	collectively, the date of CIR Completion, Mansarovar Completion and Taihu Completion;

“D&M”	DeGolyer and MacNaughton, an oil reserve consultant;

“Directors”	the directors of Sinopec Corp.;

“Ernst & Young Hua Ming”	Ernst & Young Hua Ming LLP, an accounting firm with proper qualification to practice in securities and futures

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related businesses;

“Framework Agreement”	a framework agreement entered into between SHI and Tiptop HK on 22 March 2013;

“Governments of Resources Countries”	collectively, refers to the Kazakhstan Government, the Colombian Government and the Russian Government;

“Governmental Authority”
any national, federal, regional, state or local government or other court, arbitral tribunal, administrative agency or commission or other governmental, administrative or regulatory body, authority, agency or instrumentality (and in the case of the Republic of Kazakhstan shall include the MOG);

“HK$” or “$”	Hong Kong Dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Independent Financial Advisor”	CMB International Capital Limited, the independent financial advisor to the Independent Non-executive Directors;

“Independent Shareholders”	Shareholders of Sinopec Corp. other than China Petrochemical Corporation and its associates;

“JV HK”
Sinopec International Petroleum E&P Hongkong Overseas Limited, a company to be established in Hong Kong by SHI, which is wholly owned by Sinopec Corp., and Tiptop HK, which is wholly owned by Chinese Petrochemical Corporation, each of which will hold 50% of JV HK’s total issued share capital and JV HK will become a non-wholly owned subsidiary of SHI;

“Kazakhstan Government”	the government of the Republic of Kazakhstan and any political subdivision, agency or instrumentality thereof;

“KPMG Huazhen”	KPMG Huazhen Certified Public Accountants (Special General Partnership), an accounting firm with proper qualification to practice in securities and futures related businesses;

“LIBOR”	London Interbank Offered Rate;

“Listing Rules”	collectively, the rules governing the listing of securities of the Company on the Stock Exchange, the New York Stock Exchange, the London Stock Exchange and/or the Shanghai Stock Exchange;

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“Lukoil”	Lukoil Overseas West Project Ltd., a limited company incorporated in the British Virgin Islands;

“Mansarovar”	Mansarovar Energy Colombia Ltd., a company incorporated in Bermuda;

“Mansarovar Assignment and Assumption Agreement”
the Deed of Assignment and Assumption pursuant to which SOOGL will assign and JV HK will assume 100% of the rights, titles, interests and obligations of the SOOGL under (1) the Mansarovar Shareholder’s Loan and (2) the Mansarovar Shareholders Agreement, a schedule to the Mansarovar Purchase Agreement;

“Mansarovar Completion”
the transfer of the Mansarovar Transaction Assets on the fifth Business Day from the date on which all of the conditions precedent in respect of the Mansarovar Transaction have been satisfied or waived;

“Mansarovar Purchase Agreement”	the sale and purchase agreement in respect of the acquisition by JV HK of the Mansarovar Transaction Assets to be entered into between JV HK and SOOGL;

“Mansarovar Sale Shares”	50% of the total issued share capital of Mansarovar Energy Colombia Ltd.;

“Mansarovar Shareholders Agreement”
the shareholders agreement dated 11 August 2006 originally among ONGC Nile Ganga B.V. (a company incorporated under the laws of the Kingdom of the Netherlands and predecessor in interest to ONGC AAL), SOOGL and Mansarovar;

“Mansarovar Shareholder’s Loan”	the shareholder’s loan under the shareholder loan agreement dated 18 September 2006 between Mansarovar, as the borrower, and SOOGL, as the lender;

“Mansarovar Shareholders Loan Agreement”	the shareholder loan agreement dated 18 September 2006 between Mansarovar, as the borrower, and SOOGL, as the lender;

“Mansarovar Technical Report”	the Report on the Estimated Future Reserves, Contingent Resources, and Income Attributable to Certain Interests as of December 31, 2012 for Mansarovar Prepared by Ryder Scott;

“Mansarovar Transaction”	an acquisition by JV HK of the Mansarovar Sale Shares and the Mansarovar Shareholder’s Loan;

“Mansarovar Transaction Documents”
collectively, the Mansarovar Purchase Agreement and all documents to be executed or entered into in connection therewith, including: (1) stock powers or endorsed certificates for the Sale Shares; (2) the

42

Mansarovar Assignment and Assumption Agreement, and (3) the Deed of Adherence;

“Mansarovar Transaction Assets”	collectively, the Mansarovar Sale Shares and the Mansarovar Shareholder’s Loan;

“MOG”	the Ministry of Oil and Gas of the Republic of Kazakhstan;

“OAO NK Rosneft”	OAO NK Rosneft, a company incorporated in the Russian Federation;

“ONGC AAL”	ONGC Amazon Alaknanda Limited, a company incorporated under the laws of Bermuda, which owns 50% of the issued and outstanding equity interest in Mansarovar;

“PRC” or “China”	the People’s Republic of China, excluding Hong Kong, Macau Special Administrative Region and Taiwan;

“Purchase Agreements”	collectively refers to the CIR Purchase Agreement, Mansarovar Purchase Agreement and Taihu Purchase Agreement;

“Relevant Vendors”	collectively refers to Tiptop BVI and SOOGL;

“RMB”	the lawful currency of the People’s Republic of China;

“Rosneft”	Rosneft International Limited, a limited company incorporated in the Republic of Ireland;

“Russian Government”	the government of Russia Federation and any political subdivision, agency or instrumentality thereof;

“Ryder Scott”	Ryder Scott Company, L.P., an oil reserve value company;

“Shanghai Listing Rules”	the Listing Rules of Shanghai Stock Exchange;

“Shanghai Stock Exchange”	Shanghai Stock Exchange of the PRC;

“Shareholders”	holder(s) of the Company’s share(s);

“SHI”	Sinopec Corporation Hongkong International Limited, a company which is incorporated in Hong Kong;

“SIPC”	Sinopec International Petroleum Exploration & Production Corporation, a company which is established in Beijing;

“SIPL”	Sinopec International Petroleum Exploration & Production Limited, which is registered in Beijing;

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“SOOGL”	Sinopec Overseas Oil & Gas Limited, a company which is incorporated in the Cayman Islands;

“Special Dividend”
according to the distribution policy under the Taihu Shareholders Agreement, the rights to dividends waived by Rosneft in an amount equal to USD76,624,000 plus interest on such amount at a rate of 1-year LIBOR plus 65 basis points from 11 December 2006 to the date of payment accruing annually on the basis of a year of three hundred and sixty days and the actual number of days elapsed;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Subsidiary”	has the meaning ascribed thereto in Chapter 1 of the Hong Kong Listing Rules;

“Taihu”	Taihu Limited, a company incorporated in Republic of Cyprus;

“Taihu Completion”	the transfer of the Taihu Transaction Assets on the fifth Business Day from the date on which all of the conditions precedent in respect of the Taihu Transaction have been satisfied or waived;

“Taihu Purchase Agreement”	the sale and purchase agreement in respect of the acquisition by JV HK of the Taihu Transaction Assets to be entered into between JV HK and SOOGL;

“Taihu Sale Shares”	49% of the total issued share capital of Taihu;

“Taihu Shareholders Agreement”	certain Shareholders Agreement dated 2006 amongst Rosneft, SOOGL, OAO NK Rosneft, China Petrochemical Corporation, and Taihu;

“Taihu Subsidiaries”	all entities in which Taihu owns, directly or indirectly, an equity interest;

“Taihu Technical Report”	Report as of 31 December 2012 on Reserves and Contingent Resources and Associated Revenue owned by Sinopec through its subsidiary UDM in Certain Fields in Russia prepared by D&M;

“Taihu Transaction”	an acquisition by JV HK of the Taihu Sale Shares and the Special Dividend;

“Taihu Transaction Assets”	collectively, the Taihu Sale Shares and the Special Dividend;

“Taihu Transaction Documents”
collectively, Taihu Purchase Agreement and all documents to be executed or entered into in connection herewith, including: (1) stock powers or endorsed certificates for the Sale Shares, and (2) the Taihu Deed of Adherence;

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“Target Assets”	collectively refers to the CIR Sale Shares, Mansarovar Transaction Assets and Taihu Transaction Assets;

“Target Companies”	CIR, Mansarovar and Taihu;

“Technical Reports”	collectively refers to the CIR Technical Report, Mansarovar Technical Report and Taihu Technical Report;

“Tiptop BVI”	Tiptop Energy (BVI) Corporation, a limited company incorporated in the British Virgin Islands;

“Tiptop HK”	Tiptop Energy Limited, a limited company incorporated in Hong Kong;

“Transaction Proposal”
the proposal in relation to the Transactions to be submitted to the 6th meeting of the 5th session of the board for approval (Proposal for the Acquisition of Part of the Overseas Upstream Interests of China Petroleum Corporation);

“Transactions”	CIR Transaction, Mansarovar Transaction and Taihu Transaction;

“UDM”	OAO Udmurtneft, a limited company existing under the laws of Russia; and

“USD”	United States Dollars, the lawful currency of the United States of America.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC,22 March 2013

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

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Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Sinopec Corp. proposes to amend the Articles of Association in accordance with the business development of Sinopec Corp.. The amendments are made based on the framework of its existing Articles of Association and take into account of the actual situation of Sinopec Corp..

The proposed amendments to the Articles of Association are subject to the approval of the shareholders of Sinopec Corp. by way of special resolution at the AGM.

A circular containing, among other things, details of the proposed amendments to the Articles of Association, together with a notice of the AGM, the reply slip and proxy form will be despatched to the holders of H shares as soon as practicable.

Sinopec Corp. and its board of directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

1	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION F SINOPEC CORP. (THE “AMENDMENTS”)

China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) proposes to amend the articles of association of Sinopec Corp. (the “Articles of Association”) in accordance with the business development of Sinopec Corp.. The amendments are made based on the framework of its existing Articles of Association and take into account of the actual situation of Sinopec Corp.

2.	DETAILS OF THE AMENDMENTS

(1)	Sinopec Corp. proposes to amend Article 12 of the Articles of Association.

The current Article 12:

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company’s scope of business includes: the production, storage, pipeline transportation, land transportation, water transportation and sales of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); the production, storage, transportation and sales of natural gas chemicals and coal chemicals; sales of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; production and sales of electricity, steam, water and industrial gases; operation of 24-hour stores; sales of books, newspapers, audio video products and electronic publications; media, advertisement and commission agent; sales of foods, beverage and cigarettes, automobile decorations(for subsidiaries only), automobile cleaning; operation of LPG station, sales of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; E-commerce; Self-operation of and acting as agency for the import and export of

1

various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

is hereby proposed to be amended as follows:

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company’s scope of business includes: the production, storage, pipeline transportation, land transportation, water transportation and sale of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing (for subsidiaries only) of gasoline, kerosene and diesel oil; the production, storage, transportation and sale of natural gas chemicals and coal chemicals; sale of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; operation of LPG station, sale of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sale of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; production and sale of electricity, steam, water and industrial gases; wholesaling of farm, forestry and pasture products; operation of general merchandise convenience stores; wholesaling and retailing of knitted garments and housewares; wholesaling and retailing of cultural and sports goods and equipment; sale of food, beverages and tobacco products; wholesaling and retailing of pharmaceuticals and medical devices; retailing of automobiles, motorcycles and components; repair and maintenance of and technical training for automobiles and motorcycles; wholesaling and retailing of machineries, hardware products, electronic products and household appliances; retailing of furniture and materials for indoor decoration; stalls, no-store sale and other forms of retail business; general merchandise retail; accommodation and catering services; residents´ services; transportation agency services; warehousing; operation of self-owned properties; lease of machineries; media, advertising and acting as commission agent; insurance brokerage and agency services; financial trust and management services; E-commerce; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

(2)	Sinopec Corp. proposes to amend Article 20 of the Articles of Association.

The current Article 20:

The Company, with the approval of China Securities Regulatory Commission on 24 August 2000, issued to the overseas investors 16,780,488,000 H shares (out of these, 15,102,439,000 shares are new issue shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed in The Stock Exchange of Hong Kong Limited in October 2000; on 20 June 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed at Shanghai Stock Exchange on 8 August 2001.

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 86,819,620,912 shares, among which, 70,039,132,912 shares representing 80.67% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 16,780,488,000 shares representing 19.33% are held by the holder of foreign-listed foreign-invested H shares.

is hereby proposed to be amended as follows:

The Company, with the approval of China Securities Regulatory Commission on 24 August 2000, issued to the overseas investors 16,780,488,000 H shares (out of which, 15,102,439,000 shares are newly issued shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed in The Stock Exchange of Hong Kong Limited in October 2000; on 20 June 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed at Shanghai Stock Exchange on 8 August 2001.

2

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 89,665,524,892 shares, among which, 70,039,802,892 shares representing 78.11% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 19,625,722,000 shares representing 21.89% are held by the holder of foreign-listed foreign-invested H shares.

(3)	Sinopec Corp. proposes to amend Article 23 of the Articles of Association.

The current Article 23:

The registered capital of the Company is RMB 86,819,620,912.

is hereby proposed to be amended as follows:

The registered capital of the Company is RMB 89,665,524,892.

3	REARSONS FOR THE AMENDMENTS

Pursuant to applicable PRC laws and regulations, the business scope in the parent company´s articles of association should cover the current business activities of its subsidiaries. Accordingly, Article 12 needs to be amended to the effect that the latest business development of Sinopec Corp. and its subsidiaries can be appropriately reflected.

The Company successfully allotted and issued 2,845,234,000 new H shares on 14 February 2013. And there are some new A Shares converted from the RMB23 billion A share convertible bonds issued by the Company on 23 February 2011. Therefore the total number of issued ordinary shares of the Company increased to 89,665,524,892 shares and the registered capital of the Company increased accordingly. The amendments made to Article 20 and Article 23 update the shareholders structure of Sinopec Corp.

4.	GENERAL

The Amendments are subject to the approval of the shareholders of Sinopec Corp. by way of special resolution at the annual general meeting for the year 2012 (the “AGM”).

A circular containing details of, among other things, the Amendments, together with a notice of the AGM, the reply slip and proxy form will be despatched to the holders of H shares as soon as practicable.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC,
22 March, 2013

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

3

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED CHANGE IN AUDITORS

The Board resolved to propose to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the external auditors of the Company for the year 2013. The Proposal is subject to the approval by the Shareholders at the AGM.

This announcement is made by the Company pursuant to Rule 13.51 (4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors (the “Board”) of China Petroleum & Chemical Corporation (the “Company”) has resolved to propose to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (the name will be changed to PricewaterhouseCoopers Zhong Tian LLP) as the external auditors of the Company for the year 2013 (the “Proposal”). The Proposal is subject to the approval by the Shareholders at the annual general meeting for the year 2012 (the “AGM”).

The Company is a subsidiary of China Petrochemical Corporation, which is a state-owned enterprise under the control of the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (the “SASAC”). According to the relevant regulations issued by the Ministry of Finance of the People’s Republic of China and the SASAC, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries (the “SASAC Rotation Requirements”). KPMG and KPMG Huazhen (Special General Partnership) will respectively retire as the international and PRC auditors of the Company with effect from the close of the forthcoming AGM of the Company and the Company will not re-appointment them as the auditors of the Company for the year ended 31 December 2013 due to the SASAC Rotation Requirements. The Board, as proposed by the audit committee of the Company (the “Audit Committee”), resolved to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the external auditors of the Company for the year 2013.

Each of KPMG and KPMG Huazhen (Special General Partnership) has confirmed that there are no matters in relation to their retirement which should be brought to the attention of the shareholders of the Company. The Board is not aware of any matters in relation to the proposed change of auditors that need to be brought to the attention of the shareholders of the Company. The Board and the Audit Committee have also confirmed that there are no disagreements or outstanding matters between the Company and KPMG and KPMG Huazhen (Special General Partnership).

The Proposal will not affect the publication of the annual results or annual report of the Company for the year ended 31 December 2012.

The Proposal is subject to the approval by the Shareholders at the AGM. A circular containing details of, among other things, the Proposal, together with a notice of AGM , the reply slip and proxy form will be dispatched to the holders of H shares as soon as practicable.

1

The Board would like to express its appreciation for the services of KPMG and KPMG Huazhen (Special General Partnership). provided to the Company in the past years.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC,
22 March 2013

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

2

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON THE RESOLUTIONS OF THE SIXTH
MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

Sinopec Corp. and all members of the Board jointly and severally warrant the authenticity, accuracy and completeness of the information contained in this announcement, and there are no material omissions, or misrepresentations or misleading statements contained herein.

China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) served the written notice of the sixth meeting (the “Meeting”) of the Fifth Session of the Board of Directors (the “Board”) on 12 March 2013 and held the Meeting in the morning of 22 March 2013 via on-site and video conference attendance.

Fifteen directors shall attend and fifteen directors attended the Meeting. Some members of the board of supervisors and some senior officers of Sinopec Corp. were present at the Meeting as non-voting attendees. The convening of and the procedures for holding the Meeting were in compliance with relevant laws and Sinopec Corp.’s Articles of Association.

The Meeting was convened and chaired by Mr. Fu Chengyu, Chairman of the Board. After due consideration, the directors present at the Meeting unanimously approved each of the following resolutions:

1.	The Work Report of the Board of Directors for the Year 2012;

2.	The Report on the Fulfillment of Targets in 2012 and the Major Work Arrangements in 2013;

3.	The Statement on Operating Results, Financial Conditions and Other Relevant Matters for the Year 2012;

4.	The proposal to make provisions for impairment of assets for the year 2012;

For the year ended 31 December 2012, Sinopec Corp. has made provisions for asset impairment of approximately RMB 8.56 billion in accordance with the PRC accounting standards, including RMB 7.419 billion for inventory depreciation and RMB 1.014 billion for impairment of fixed assets. It has also reversed a provision for impairment of about RMB 0.654 billion and written off an impairment of assets of about RMB 9.316 billion from the previous period. The year-end balance has recorded a decrease of approximately RMB 1.347 billion as compared to last year.

5.	The proposal in relation to the connected transactions in 2012;

The connected transactions occurring in 2012 amounted to RMB 518.206 billion, including purchases of about RMB 204.017 billion (of which RMB 133.424 billion was made from China Petrochemical Corporation) and sales of about RMB 314.189 billion (of which RMB 84.115 billion was made to China Petrochemical Corporation). The Company´s purchases from and sales to China Petrochemical Corporation stayed under the respective annual caps approved by the Shareholders at the 2011 Annual General Meeting. Details of the connected transactions are set forth in the 2012 Annual Report of Sinopec Corp..

6.	The Special Report on the Deposit and Use of Proceeds in respect of the RMB 23 billion convertible corporate bonds issued by the Company;

Details of the proposal are available on the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

1

7.	The proposal in relation to the risk assessment report on the funds deposited at Sinopec Finance Co., Ltd.;

Details of the proposal are set forth in the 2012 Annual Report of Sinopec Corp.

8.	The proposal in relation to the audit fees for the year 2012;

The audit fees payable to KPMG Huazhen (Special General Partnership) and KPMG for the year 2012 shall be HK$ 66 million in total.

9.	The proposal in relation to the allocations to the statutory surplus common reserve fund;

According to applicable laws and the Articles of Association of Sinopec Corp., out of the net profit of the parent company for the year 2012, which is RMB 63.4 billion as calculated according to the PRC accounting standards, 10% (i.e. RMB 6.34 billion) shall be allocated to the statutory surplus common reserve fund.

10.	The Profit Distribution Plan for the Year 2012;

According to the Articles of Association of Sinopec Corp., the Company shall calculate the distributable profit of the parent company in accordance with the PRC accounting standards or the international financial reporting standards (IFRS), whichever produces a lower amount. The profit distributable to the shareholders of the Company at the end of 2012 was RMB 152.91 billion, which is calculated according to the formula as follows: Net profit of the parent company as calculated in accordance with IFRS (RMB 64.28 billion) + Retained earnings of the previous year (RMB 121.46 billion) — Allocations to the statutory common reserve fund — Final dividend for 2011 — Interim dividend for 2012. The Board proposed to, based on the total shares of the Company as at the record date (which will be notified by the Company separately), distribute a full-year cash dividend of RMB 0.3 per share (including tax), which results in a final dividend of RMB 0.2 per share (including tax) after deduction of the interim dividend of RMB 0.1 per share (including tax), and offer two bonus shares to each shareholder for every ten shares held by it. The Board also proposed to, based on the total shares of the Company as at the record date, offer one additional share of share capital converted from its capital reserve to each shareholder for every ten shares held by it.

The Company´s Profit Distribution Plan for the Year 2012 is subject to the approval of the shareholders at the 2012 Annual General Meeting (the “AGM”) of the Company.

11.	The 2012 Financial Report of Sinopec Corp. as audited by KPMG Huazhen (Special General Partnership) and KPMG;

12.	The 2012 Annual Report and Form 20-F of Sinopec Corp.;

13.	The Internal Control Assessment Report for the Year 2012;

You may find the details of the report on the website of the Shanghai Stock Exchange (http://www.sse.com.cn), the website of Hong Kong Exchanges and Clearing Limited (http:// www.hkexnews.hk/).

14.	The 2012 Progress Report on Sustainable Development of Sinopec Corp.;

15.	The proposal to the AGM to authorize the Board to decide on the 2013 Interim Profit Distribution Plan;

16.
The proposal to engage PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers as the external auditors of Sinopec Corp. for the year 2013 and to authorize the Board to decide on the audit fees based on the audit work;

You may find the details of the proposal on the website of the Shanghai Stock Exchange (http://www.sse.com.cn), the website of Hong Kong Exchanges and Clearing Limited (http:// www.hkexnews.hk/) or the announcement published by the Company on the same date.

17.
The proposal to amend the Articles of Association of Sinopec Corp. and to authorize the secretary to the Board to deal with all the applications, approvals, disclosures, registrations and filings required for and in connection with such amendment (including editorial modifications at the request of relevant regulatory authorities);

2

Details of the proposal are set forth in the Circular to H Shareholders to be issued by Sinopec Corp. You will also find the Circular on the website of the Shanghai Stock Exchange (http://www.sse.com.cn), the website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk/) or the announcement published by the Company on the same date.

18.	The proposal in relation to the issuance of super short-term financial instruments (SFIs) and the authorization for the issue;

In order to maintain flexibility and enable the Board to use its discretion in the issuance of the SFIs, the Board proposed to increase the issuance amount of SFIs registered with the National Association of Financial Market Institutional Investors by RMB 30 billion and to authorize the president and/or Mr. Liu Yun (director) to, within the registered SFI amount limit and according to corporate needs and market conditions, determine the terms of and deal with other matters relating to the issuance of the SFIs, including (but not limited to) approving the amount, interest rate, term, target and use of proceeds in respect of the debt financing instruments registered/issued, and preparing, signing and disclosing all the necessary documents.

19.	The proposal in relation to the overseas issuance of USD bonds and the authorization for the issue;

It was resolved that the proposal shall be approved and the proceeds to be raised from the issuance shall be used for acquisition of overseas assets of China Petrochemical Corporation, increase of investments in overseas businesses and repayment of bank loans; that the Company shall provide security for the issuance subject to and in accordance with the terms and conditions of the issuance; that chairman or president shall be authorized to deal with all the matters relating to the issuance.

20.	The proposal to the AGM to authorize the Board to decide on the issuance of debt financing instrument(s);

The Company proposed to the AGM to generally and unconditionally authorize the Board (or any directors authorized by the Board) within the maximum balance of the issuable bonds to determine the terms and conditions and all other matters in relation to the issuance of the debt financing instrument(s) such as domestic short-term financial instruments, mid-term financial notes, corporate bonds, overseas U.S. bonds in accordance with the needs of production, operation and capital expenditure as well as the market conditions, including without limitation to, subject to the aforementioned scope, the determination of the actual value, interest rate, term, targeted group and use of proceeds of the bond(s), as well as the production, execution and disclosure of all necessary documents thereof. Subject to the granting of such authority by the AGM, the Board shall authorize Mr. Fu Chengyu (chairman) and/or Mr. Wang Tianpu (vice chairman and president) to deal with all the said matters relating to the issue of the USD bonds.

However, notwithstanding the aforesaid authorization granted, if any issue of debt financing instrument(s) require convening the shareholders´ meeting in accordance with the PRC domestic laws and relevant regulators’ requirements, issue of debt financing instrument(s) needs shareholders’ approval at shareholders’ meeting.

The proposal shall take effect upon the approval of the AGM until the end of the next annual general meeting of Sinopec Corp.

21.	The proposal to the AGM to grant a general mandate to the Board to issue new domestic shares and/or overseas listed foreign shares;

In order to ensure flexibility and enable the Board to use its discretion in new issuance of the Sinopec Corp’s shares, the Board has approved and proposed the AGM to grant a general mandate to the Board (or any directors authorized by the Board) to decide on the allotment, issue and disposal, separately or simultaneously, of such number of domestic shares or overseas listed foreign shares (as the case may be) of not more than 20% of the existing issued domestic shares or overseas listed foreign shares (as the case may be) of the Company at the time when the proposal is approved at the AGM. According to the provisions of applicable PRC regulations, notwithstanding the grating of the general mandate, issuance of new domestic shares is still subject to the approval of the general meeting.

22.	The proposal in relation to the acquisition of certain overseas upstream interests of China Petrochemical Corporation;

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You may find the details of the proposal on the website of the Shanghai Stock Exchange (http://www.sse.com.cn), the website of Hong Kong Exchanges and Clearing Limited (http:// www.hkexnews.hk/) or the announcement published by the Company on the same date.

23.	It was resolved to hold the AGM and to approve the AGM notice which will be published separately.

Proposals 1, 10, 11, 15, 16, 17, 20 and 21 will be submitted to the AGM for consideration and approval. Please refer to the AGM notice and circular to be published by Sinopec Corp. for details.

The directors (including the independent non-executive directors) are of the opinion that the connected transactions referred to in Proposals 5 and 22 above are fair and reasonable, conducted on arm´s length terms in the ordinary course of business of Sinopec Corp. and will not cause harm to the interest of Sinopec Corp. and its independent shareholders.

Except for Proposals 5 and 22 on which connected directors abstained from voting, all the other proposals were approved unanimously without dissenting or abstention votes.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC,
22 March 2013

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#           Executive Director
*           Non-executive Director
＋           Independent Non-executive Director

4

Announcement 5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Annual Results for the Year Ended 31 December 2012

1.	Important Notice

1.1
The Board of Directors (the “Board of Directors”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”), the board of Supervisors, directors, supervisors and Senior Management warrant that there are no misrepresentations, misleading statements contained in or material omission from or matthis announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the annual report for the year ended 31 December 2012 (the “Annual Report”). The entire report can be downloaded from the websites of the Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkexnews.hk) and Sinopec Corp. (www.sinopec.com.cn). Investors should read the annual report for the year 2012 for more details.

1.2
The Annual Report has been approved unanimously at the Sixth Meeting of the Fifth Session of the Board of Directors of Sinopec Corp.. All directors of Sinopec Corp. attended the Sixth Meeting of the Fifth Session of the Board of Directors. No Director has any doubt as to, or the inability to warrant, the authenticity, accuracy and completeness of the annual report.

1.3
The annual financial statements for the year ended 31 December 2012 of Sinopec Corp. and its subsidiaries (the “Company”) prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”) and International Financial Reporting Standards (“IFRS”) have been audited by KPMG Huazhen (Special General Partnership) and KPMG Certified Public Accountants (“KPMG”), respectively, and both firms have issued standard unqualified auditor’s report.

	1.4	There is no appropriation of the Company’s funds for non-operational purpose by any controlling shareholders or their connected persons.

	1.5	There is no vialation of decision-making procedures in providing external guarantees by Sinopec Corp.

1.6
Mr. Fu Chengyu, Chairman of the Board, Mr. Wang Tianpu, Vice Chairman and President and Mr. Wang Xinhua, Chief Financial Officer and Head of the Financial Department warrant the authenticity and completeness of the financial statements contained in the annual report for the year ended 31 December 2012.

2.	Basic Information about Sinopec Corp.

	2.1	Basic information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP
Stock code	0386	SNP	SNP	600028
Place of listing	Hong Kong	New York	London	Shanghai
	Stock Exchange	Stock Exchange	Stock Exchange	Stock Exchange
Registered address and office address	22 Chaoyangmen North Street, Chaoyang District, Beijing, China
Postcode	100728
Website	http://www.sinopec.com
E-mail	ir@sinopec.com / media@sinopec.com

2.2	Contact persons of Sinopec Corp. and means of communication

	Authorised representatives		Secretary to the Board of Directors	Representative on Securities Matters

Name	Mr.Wang Tianpu	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin
Address	22 Chaoyangmen North Street, Chaoyang District, Beijing, China
Tel	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028
Fax	86-10-5996 0368	86-10-5996 0368	86-10-5996 0368	86-10-5996 0368
E-mail	ir@sinopec.com / media@sinopec.com

3	Principal Financial Data and Indicators

	3.1	Financial Data and Indicators Prepared in Accordance with China Accounting Standards for Business Enterprises (“ASBE”)

	(1)	Principal financial data

	For the years ended 31 December
	2012	2011	Change	2010
Items	RMB millions	RMB millions	%	RMB millions

Operating income	2,786,045	2,505,683	11.2	1,913,182
Operating profit	87,926	100,966	(12.9)	101,352
Profit before taxation	90,107	102,638	(12.2)	102,178
Net profit attributable to equity shareholders of the Company	63,496	71,697	(11.4)	70,713
Net profit attributable to equity shareholders of the Company before extraordinary gain and loss	61,922	70,453	(12.1)	68,345
Net cash flow from operating activities	143,462	151,181	(5.1)	171,262

	At 31 December
	2012	2011	Change	2010
Items	RMB millions	RMB millions	%	RMB millions

Total assets	1,247,271	1,130,053	10.4	985,389
Total liabilities	696,670	620,528	12.3	532,707
Total equity attributable to equity shareholders of the Company	513,374	474,399	8.2	421,127
Total shares (10,000 shares)	8,682,029	8,670,256	0.1	8,670,253

(2)	Principal financial indicators

	For the years ended 31 December
	2012	2011	Change	2010
Items	RMB	RMB	%	RMB

Basic earnings per share	0.731	0.827	(11.6)	0.816
Diluted earnings per share	0.704	0.795	(11.4)	0.808
Basic earnings per share based on latest total shares (Note)	0.708	0.826	(14.3)	0.816
Basic earnings per share (before extraordinary gain and loss)	0.713	0.813	(12.3)	0.788
Weighted average return on net assets (%)	12.80	15.93	(3.13 percentage points )	17.43
Weighted average return (before extraordinary gain and loss) on net assets (%)	12.48	15.66	(3.18 percentage points )	16.94
Net cash flow from operating activities per share	1.653	1.744	(5.2)	1.975

Note:	Basic earnings per share based on the total shares in the last trading day before publication of annual results.

	At 31 December
	2012	2011	Change	2010
Items	RMB	RMB	%	RMB

Net assets attributable to equity shareholders of the Company per share	5.913	5.472	8.1	4.857
Liabilities to assets ratio (%)	55.86	54.91	0.95 percentage points	54.06

(3)	Extraordinary items and corresponding amounts

	(Income)/expenses for the year ended 31 December
	2012	2011	2010
Items	RMB millions	RMB millions	RMB millions

Gain on disposal of fixed assets	(133)	(754)	(253)
Donations	231	90	177
Government grants	(2,814)	(1,400)	(1,096)
Gain on holding and disposal of various investments	(69)	(48)	(71)
Net profit of subsidiaries generated from a business combination involving entities under common control before acquisition date	—	—	(3,043)
Other non-operating expenses, net	553	385	362
Subtotal	(2,232)	(1,727)	(3,924)
Tax effect	558	432	220
Total	(1,674)	(1,295)	(3,704)
Attributable to:
Equity shareholders of the Company	(1,574)	(1,244)	(2,368)
Minority interests	(100)	(51)	(1,336)

(4)	Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

	At 31 December		Increase/(decrease)
	2012	2011	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)

Cash at bank and on hand	10,864	25,197	(14,333)	(56.88)	Due to centralized management of funds, reduced position of cash
Accounts receivable	81,395	58,721	22,674	38.61	Due to business scale growth
Construction in progress	168,977	111,311	57,666	51.81	Mainly due to production growth and increased capital expenditure
Intangible assets	49,834	34,842	14,992	43.03	Please refer to Financial Statements under ASBE, Note 14
Short-term loans	70,228	36,985	33,243	89.88	Due to adjustment to debt structure, and the increase in low cost borrowings in USD
Taxes payable	21,985	39,622	(17,637)	(44.51)	Please refer to Financial Statements under ASBE, Note 25
Short-term debentures payable	30,000	—	30,000	N/A	Issuance of RMB 30 billion short-term debentures in 2012

	At 31 December		Increase/(decrease)
	2012	2011	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)

Non-current liabilities due within one year	15,754	43,388	(27,634)	(63.69)	Repayment of bonds due within one year
Financial expenses	9,819	6,544	3,275	50.05	Decrease in exchange gains and increase in debts bearing interests
Impairment losses	7,906	5,811	2,095	36.05	Please refer to Financial Statements under ASBE, Note 39
Gain from changes in fair value	206	1,423	(1,217)	(85.52)	Due to fair value change of the embedded derivatives of convertible bonds issued by the Company
Investment income	1,540	4,186	(2,646)	(63.21)	Please refer to Financial Statements under ASBE, Note 41
Non-operating income	4,573	3,411	1,162	34.07	Please refer to Financial Statements under ASBE, Note 42
Non-operating expense	2,392	1,739	653	37.55	Please refer to Financial Statements under ASBE, Note 43

3.2	Financial Information Extracted from the Financial Statements Prepared in Accordance with International Financial Reporting Standards (“IFRS”)

	For the years ended 31 December
	2012	2011	2010	2009	2008
Items	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Turnover,other operating revenues and other income	2,786,045	2,505,683	1,913,182	1,345,052	1,495,148
Operating profit	98,662	105,530	104,974	90,669	38,551
Profit before taxation	90,642	104,565	103,663	86,574	33,412
Profit attributable to equity shareholders of the Company	63,879	73,225	71,782	63,129	31,180
Basic earnings per share (RMB)	0.736	0.845	0.828	0.728	0.360
Diluted earnings per share (RMB)	0.708	0.812	0.820	0.723	0.319
Return on capital employed (%)	9.09	11.49	12.95	11.67	5.92
Return on net assets (%)	12.50	15.50	17.11	16.63	9.44
Net cash generated from operating activities per share (RMB)	1.640	1.737	1.965	1.909	0.997

	At 31 December
	2012	2011	2010	2009	2008
Items	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Non-current assets	901,678	801,773	735,593	697,474	635,533
Net current liabilities	148,358	101,485	76,177	114,442	126,570
Non-current liabilities	205,284	192,944	208,380	177,526	156,263
Non-controlling interests	37,122	35,016	31,432	25,991	22,324
Total equity attributable to equity shareholders of the Company	510,914	472,328	419,604	379,515	330,376
Net assets per share (RMB)	5.885	5.448	4.840	4.377	3.810
Adjusted net assets per share (RMB)	5.764	5.339	4.747	4.299	3.719

3.3	Major Difference between the Audited Financial Statements Prepared Under ASBE and IFRS

√ Applicable	□ Not Applicable

	ASBE	IFRS
Profit for the year (RMB millions)	66,411	66,796
Analysis of the difference	Please see 12.2.3

4.	Changes in Share Capital and Shareholdings of the Principal Shareholders

	4.1	Changes in the share capital

√ Applicable	□ Not Applicable

Unit: Share

	Before change				Increase/(decrease)			After change
Items	Numbers	Percentage (%)	New shares issued	Bonus issued	Conversion from reserve	Others	Sub-total	Number	Percentage (%)

RMB ordinary shares	69,922,074,436	80.65	—	—	—	117,724,450	117,724,450	70,039,798,886	80.67
Domestically listed foreign shares	—	—	—	—	—	—	—	—	—
Overseas listed foreign shares	16,780,488,000	19.35	—	—	—	—	—	16,780,488,000	19.33
Others	—	—	—	—	—	—	—	—	—
Total Shares	86,702,562,436	100	—	—	—	117,724,450	117,724,450	86,820,286,886	100

4.2	Number of shareholders and shareholdings of principal shareholders

The total number of shareholders of Sinopec Corp. as at 31 December 2012 was 732,218 including 725,663 holders of domestic A Shares and 6,555 holders of overseas H Shares. As at 18 March 2013, the total number of shareholders of Sinopec Corp. was 699,189. Sinopec Corp. has complied with requirement for minimum public float under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“the Hong Kong Listing Rules”). From the end of the reporting period to 28 February 2013, a total of 4,006 shares was converted from the RMB 23 billion A share convertible bond (“Sinopec CB”).

(1)	Shareholdings of top ten shareholders

The shareholdings of top ten shareholders as at 31 December 2012 are listed as below

Unit: Share

Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding1	Number of shares subject to pledges or lock-up

China Petrochemical Corporation	State-owned share	75.79	65,797,127,692	39,083,199	0
HKSCC Nominees Limited 2	H share	19.21	16,677,244,472	5,255,000	N/A
Guotai Junan Securities Co., Ltd.	A share	0.23	203,708,135	(53,042,722)	0
PICC Life Insurance Company Limited -Bonus-Personal Insurance Bonus	A share	0.12	100,428,473	(42,695,067)	0
China Securities Finance Co., Ltd. – refinancing collateral securities account	A share	0.07	58,000,000	58,000,000	0
China Life Insurance Co., Ltd. – dividends – personal bonus- 005 - l - FH002 Shanghai	A share	0.06	55,612,746	(115,344,770)	0
Bank of Communications– e 50 index securities investment funds	A share	0.06	54,428,862	24,085,062	0
Taikang Life Insurance Co., Ltd.-Bonus-Personal Bonus-019L-FH002 Shanghai	A share	0.05	47,358,399	16,858,559	0
Industrial and Commercial Bank of China – investment bank core enterprise stock securities investment fund	A share	0.05	44,225,356	44,225,356	0
China Pacific Life Insurance Co., Ltd. – traditional – general insurance products	A share	0.05	40,387,540	33,889,363	0

Note 1	As compared with the number of shares at 31 December 2011.

Note 2
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 425,500,000 H shares, accounting for 0.49% of the total share capital of Sinopec Corp., which is included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected person relationship or acting in concert among the above-mentioned shareholders:

We are not aware of any connected person relationship or acting in concert among or between the above-mentioned top ten shareholders.

4.3	Information about the controlling shareholder and the de facto controller

Changes of the controlling shareholder and the de facto controller in the reporting period

(1) Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state-authorised investment organisation and a state-owned company. Its registered capital is RMB 231.6 billion, and the legal representative is Mr. Fu Chengyu. The organization code of China Petrochemical Corporation is 10169286-X. Through re-organisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well-logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

Stock ownership of other listed companied directly held by China Petrochemical Corporation

Name of Company	Number of Shares (shares)	Percentage

China Merchants Energy Shipping Co., Ltd	911,886,426	19.32%
People’s Daily Online	2,003,367	0.72%

(2)	Other than HKSCC Nominees Limited, there was no other legal person or shareholder to hold 10% or more of shareholdings of Sinopec Corp.

(3)	Basic information of the de facto controller
China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

Note:	Inclusive of 425,500,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) under HKSCC Nominees Limited.

5.	Directors, Supervisors and Senior Management and Employees

	5.1	Appointment or Termination of Directors, Supervisors and Senior Management

In May 2012, Mr. Fu Chengyu, Mr. Wang Tianpu, Mr. Zhang Yaocang, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou, Mr. Cao Yaofeng, Mr.Li Chunguang, Mr. Dai Houliang, Mr. Liu Yun, Mr. Chen Xiaojin (Independent Non-executive Director), Mr.Ma Weihua (Independent Non-executive Director), Mr. Jiang Xiaoming (Independent Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director) and Ms. Bao Guoming (Independent Non-executive Director) were elected as the Directors of the Fifth Session of Board of Directors in the annual shareholder’s meeting of 2011 of Sinopec Corp.. Due to tenure and work adjustment, Mr. Li Deshui, Mr. Xie Zhongyu and Mr. Wu Xiaogen, the Independent Non-executive Directors of the Fourth Session of Board of Directors of Sinopec Corp. resigned from the positions as Board Directors of Sinopec Corp.

Mr. Xu Bin, Mr. Geng Limin, Mr. Li Xinjian, Mr. Zou Huiping and Mr. Kang Mingde were elected as the Supervisors of the Fifth Session of Board of Supervisors in the annual shareholder’s meeting. In addition, Mr. Zhou Shiliang, Mr, Chen Mingzheng, Mr. Jiang Zhenying and Mr. Yu Renming were chosen through democratic election of employees as the Employee Representative Supervisors representing the employees of the Fifth Session of Board of Supervisors. Due to age and work adjustment, Mr. Wang Zuoran, the Chairman of the Fouth Session of Board of Supervisors of Sinopec Corp., Mr. Zhang Youcai, the Vice Chairman and Mr. Li Yonggui, the Supervisor, resigned from the positions as supervisors of Sinopec Corp.

At the 1st meeting of the Fifth Session of the Board of Directors of Sinopec Corp., Mr. Fu Chengyu was elected as the Chairman of the Fifth session of the Board of Directors, Mr. Wang Tianpu and Mr. Zhang Yaocang as the Vice Chairmen. Mr. Wang Tianpu was appointed as President by the Board, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou and Mr. Dai Houliang as Senior Vice Presidents, Mr. Wang Xinhua as CFO, Mr. Zhang Kehua, Mr. Zhang Haichao, Mr. Jiao Fangzheng, Mr. Lei Dianwu and Mr. Ling Yiqun as Vice Presidents. Due to work adjustment, Mr. Chen Ge resigned from the position as Secretary to the Board and Mr. Huang Wensheng was appointed as Secretary to the Board of Directors of Sinopec Corp.

6	Business Review and Prospects

Business review

The year 2012 saw decelerated growth globally, a tepid recovery of the U.S. economy, as well as the outbreak of European sovereign debt crisis and a dramatic slowdown in the growth of the emerging markets. Chinese economy slowed down in the first half of the year characterised by weak market demand. With the Chinese government introducing and strengthening macroeconomic control and expediting structural adjustments, the Chinese economy stabilized and then improved, with a GDP growth of 7.8% for the year. Based on analysis and projection on macro economy and market trends, the Company achieved positive results through proactive response to market changes, expansion of resources and markets, management improvement and cost reductions.

6.1	Market Review

	(1)	Crude oil market

In 2012, the price of international crude oil fluctuated sharply within a wide range. In the first quarter, the spot price of Platts Brent crude oil rose to USD 128/barrel. The second quarter saw a dramatic slump to USD 90/barrel, after which the price rebounded rapidly and fluctuated in an elevated range. The annual average spot price of Platts Brent crude oil was USD 111.6/barrel, representing an increase of 0.3% from 2011.

(2)	Oil products market

In 2012, the Chinese government made eight timely price adjustments for gasoline and diesel, following the international crude oil price trend, and gradually narrowed the gap between realized prices and the prices based on pricing formula, relieving losses in the refining sector. The increase in the number of automobiles led to rapid growth in domestic demand for gasoline. The growth rate for diesel demand declined because of a slowdown in the economy. According to statistics, China’s apparent consumption of domestic oil products (including gasoline, diesel and kerosene) was 251 million tonnes in 2012, representing an increase of 3.3% from 2011.

	(3)	Chemicals market

Demand for chemical products was sluggish globally in 2012. Combined with the impact of low-cost chemical feedstock from the Middle East and North America, the price of chemical products dropped sharply. Domestic chemical products market conditions generally followed that of the international market. According to company statistics, domestic apparent consumption of synthetic resin, synthetic fiber and synthetic rubber increased by 1.9%, 11.7% and 5.3%, respectively, from the previous year. And domestic apparent consumption of ethylene equivalent increased by 2.7% from 2011.

6.2	Production and Operation

	(1)	Exploration and production

In 2012, the company realized growth in both oil and gas reserve and production, and showed significant results in unconventional oil and gas resource development through exploration activities conducted by the E&P segment in five key domestic regions. In exploration, the Company put more efforts to complete 2D seismic measurements for 23,436 kilometers and 3D seismic measurements for 11,813 square kilometers, representing a growth of 26% and 4%, respectively, year on year, and completed drilling exploration wells with a total footage of 2,545 kilometers, an increase of 17% from the previous year. The Company achieved more than 100% replacement ratio of domestic oil and gas throughout the year. In crude oil development, the Company expedited development activities in new blocks and enhanced recovery rates in old blocks. With respect to natural gas development, the Company sped up construction of production capacity in Sichuan Basin, Ordos Basin and Dawan Block of Puguang Gas Field. In terms of development for unconventional oil and gas resources, the Company met its target of developing and building horizontal wells with a capacity of 1 billion cubic meters in Ordos Basin, which is mainly focusing on tight gas development. Moreover, the Company officially launched its first shale gas pilot project with production capacity in Fuling.

Summary of Operations for the Exploration and Production Segment

	2012	2011	2010	Change from 2011 to 2012(%)
Oil and gas production (mmboe)	427.95	407.91	401.42	4.9
Crude oil production (mmbbls)	328.28	321.73	327.85	2.0
China	306.60	303.37	302.18	1.1
Overseas	21.68	18.36	25.67	18.1
Natural gas production (bcf)	598.01	517.07	441.39	15.7

	31 December, 2012	31 December, 2011	31 December, 2010	Change from the end of the previous year to the end of the reporting period (%)
Proved reserves of crude oil and natural gas (mmboe)	3,964	3,966	3,963	(0.05)
Proved reserves of crude oil (mmbbls)	2,843	2,848	2,888	(0.2)
Proved reserves of natural gas (bcf)	6,730	6,709	6,447	0.3

Notes:
1.	Includes 100% of production and reserves of SSI.

2.	For domestic production of crude oil, 1 tonne = 7.1 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet; for production of crude oil abroad, 1 tonne = 7.27 barrels.

(2)	Refining

In 2012, in response to changing market conditions, the Company moderately increased its refinery throughput and adjusted its product mix, which resulted in higher production of well-received products, such as gasoline, jet fuel and high-value-added products. The Company expedited upgrading of oil products quality, supplying oil products with Beijing V standard in Beijing and steadily advancing its green and low-carbon developments by improving the efficiency of energy consumption and operations of its refineries, as well as carrying out various measures for energy conservation and emission reduction. Major techno-economic indicators improved significantly. The Company consolidated its sales of LPG and realized sound profits from sales of asphalt and paraffin wax. For the whole year, the company processed 221 million tonnes of crude oil, an increase of 1.8% from 2011, and produced 133 million tonnes of oil products, up by 3.9% from the previous year.

Summary of Operations for the Refining Segment
Unit: million tonnes

	2012	2011	2010	Change from 2011 to 2012 (%)
Refinery throughput	221.31	217.37	211.13	1.8
Gasoline, diesel and kerosene production	132.96	128.00	124.38	3.9
Gasoline	40.55	37.10	35.87	9.3
Diesel	77.39	77.17	76.09	0.3
Kerosene	15.01	13.73	12.42	9.3
Light chemical feedstock	36.33	37.38	35.00	(2.8)
Light products yield (%)	76.75	76.08	75.79	0.67 percentage points
Refinery yield (%)	95.15	95.09	94.83	0.06 percentage points

Note:
1.	Refinery throughput is converted at 1 tonne = 7.35 barrels;

2.	Includes 100% of production of joint ventures.

(3)	Marketing and Distribution

In 2012, the Company actively responded to market changes, made adjustments to its operational tactics, and increased market share for its superior service and product quality. Coordinated and optimized logistics system combined with centralized procurement brought a drop in purchasing costs and logistics expenditures. In addition, imposition of enhanced quality supervision and a strict external procurement system guaranteed the quality of oil products. The total sales volume of oil products was 173 million tonnes in 2012, among which, domestic sales volume of oil products was 159 million tonnes, up by 5.2% from 2011, and retail sales volume of oil products increased rapidly by 7.6% from 2011. Meanwhile, the Company actively promoted one-stop service stations and specialty goods, and realized rapid growth in the non-fuel business.

Summary of Operations, Marketing and Distribution Segment

	2012	2011	2010	Change from 2011 to 2012 (%)
Total sales volume of oil products (million tonnes)	173.15	162.32	149.23	6.7
Total domestic sales volume of oil products (million tonnes)	158.99	151.16	140.49	5.2
Including: Retail sales (million tonnes)	107.85	100.24	87.63	7.6
Direct sales (million tonnes)	33.25	33.22	32.40	0.1
Wholesale (million tonnes)	17.89	17.70	20.47	1.1
Annual average throughput per station (tonne/station)	3,498	3,330	2,960	5.0

	31 December 2012	31 December 2011	31 December 2010	Change from the end of the previous year to the end of the reporting period (%)
Total number of service stations under Sinopec brand	30,836	30,121	30,116	2.4
Including: Number of company -operated service stations	30,823	30,106	29,601	2.4

(4)	Chemicals

In 2012, in response to changing demand in markets, the Company made timely adjustments to facility utilization and production scheme, reduced ethylene production by 4.5% against the previous year. During the year, the Company combined its production with market analysis and advancement in technology, optimized its product mix, actively developed new products and special materials, as well as increased the output of high-value-added products. Through optimizing the feedstock mix, reducing the cost of raw materials, keeping operations with a low-inventory level, and carrying out differentiated marketing, the Company played a leading role in the market, and realized a total sales volume of chemical products of 54.35 million tonnes, up by 7% over 2011.

Summary of Operations, Chemicals Segment
Unit: thousand tonnes

	2012	2011	2010	Change from 2011 to 2012(%)
Ethylene	9,452	9,894	9,059	(4.5)
Synthetic resin	13,343	13,652	12,949	(2.3)
Synthetic rubber	936	990	967	(5.5)
Synthetic fiber monomer and polymer	8,950	9,380	8,864	(4.6)
Synthetic fiber	1,339	1,388	1,393	(3.5)

Note:	Includes 100% of production of joint ventures.

(5)	Research and Development

In 2012, the Company actively executed innovation-driven development strategies and made continued technological breakthroughs, bringing significant results. In upstream, the Company established its initial assessment standards for block selection with regard to shale gas reserves in South China and continental shale oil in Eastern areas. In refining, we achieved continued success with technical breakthroughs for cleaner oil products. Pilot plants using a number of new technologies, including selective gasoline hydrogenation, liquid phase diesel cyclical hydrogenation and ultra-deep diesel hydrogenation desulfurization, were put into operation. In chemicals, new products such as high-melt-strength PP, Rare Earth–based Cis-1,4-polybutadiene rubber and carbon fiber were successfully developed. In environmental protection, comprehensive rectification technology for refinery tail gas and integrated desulfurization, denitration and dust removal technology for catalytic cracking stack gas were commercialized. Bio-jet fuel technology based on waste cooking oil was put into trial production. The 600 thousand tonnes/year DMTO pilot project was recognized worldwide with leading technical indicators. The first MTX engineering pilot plant was built and put into operation. For the whole year, Sinopec filed 3,893 domestic and overseas patent applications, with 1,451 granted. The Company garnered The National Scientific Technology Progress Special Award for its safe and efficient exploration technology and industrialized utilization of major ultra-deep sour gas fields, and the Gold Award of China Patent was granted to the company for its ethylbenzene production method from benzene and ethylene by alkylation and for its hydrofining method for caprolactam.

(6)	Health, Safety and Environment

In 2012, the Company complied fully with HSE accountability standards, improved its rectification of potential hazards, enhanced its capabilities to respond to emergency, and realized safe and clean production. The Company paid more efforts to implement a green, low-carbon development strategy, actively exploited renewable energy such as bio-mass, further developed its electric vehicle charging business, optimized the structure of its oil and gas resources, strengthened measures for environmental protection and treatment, implemented accountability measures for pollutants and CO2 emission reduction, improved and adjusted its industrial structure, actively promoted the new green, low-carbon technology, expedited key energy saving and emission reduction projects, fully implemented its energy management contract, sped up construction of its energy management information system and continued to perfect and implement a human-centered system for employees’ welfare and health examinations. Compared with 2011, the Company’s energy intensity dropped by 2.2%, industrial water demand increased by 0.37%, COD in waste water discharge dropped by 3.67% and sulfur dioxide discharge fell by 3.75%, while the industrial water recycling rate held steady at about 95% and the treatment rate on dangerous chemicals and gaseous, liquid and solid wastes reached 100%. For more detailed information, please refer to the Company’s report on sustainable development.

	(7)	Capital Expenditures

Capital expenditures of the Company was RMB 168.968 billion in 2012, of which RMB 79.071 billion was spent on the exploration and development segment, mainly for Shengli shallow water oilfiled, Northwest Tahe oil fields, Ordos oil and gas field, Northeast Sichuan natural gas exploration and production project and Shandong LNG project, resulting in 6,183 thousand tonnes of newly built annual production capacity for crude oil and 4,663 million cubic meters of newly added annual production capacity for natural gas. RMB 32.161 billion was used in the refining segment, mainly for revamping and expansion of refining projects, as well as producing clean energy products. The Company built and put into production a number of projects for oil products quality upgrading, including Sinopec Shanghai Petrochemical and Jinling Petrochemical Corp.; and successfully renovated a number of refinery projects in Anqing and Maoming. Capital expenditure for the marketing and distribution segment was RMB 31.723 billion, mainly for construction and acquisition of high quality service stations along highway, in the centre of cities and newly planned urban areas. The Company accelerated construction of oil product pipelines and warehouses, improved its oil product sales network and promoted its non-fuel business and value-added services such as IC card. RMB 23.616 billion was used in the chemical segment for mechanical completion of the Wuhan ethylene project; to prepare for the production of the Yizheng 1,4-butylene glycol, Anqing acrylonitrile and Luoyang polypropylene projects; and to continue with the construction of the Hainan aromatics, Yanshan butyl rubber and Guangzhou propylene projects. The corporate and others spent RMB 2,397 million on purchasing R&D equipment and construction of information-technology projects.

6.3	Business Prospects

	(1)	Market Analysis

Looking into 2013, the world economy is expected to recover slowly, with a trend of tepid growth persists under the complex and precarious environment. While the Chinese economy is showing signs of stability and improvements, its domestic petroleum and petrochemical product markets are still under pressure from both domestic and overseas macroeconomic conditions. Crude oil price is expected to fluctuate within an elevated level during 2013. China’s policies to implement and expedite adjustments in its industrial structure and to promote industrialization, urbanization, informatization, modernization in agriculture and growth in domestic consumer demand, as well as optimize the pricing mechanism for oil products and natural gas will combined to create favorable conditions for the Company’s reform and development.

(2)	Production and Operation

In 2013, through safe and stable operations and its market-oriented strategy, the Company will emphasize the quality and efficiency of its development activities. Driven by improvements in management and technical innovations, the Company will strive to fully exploit its markets, optimize production and operations, take full advantage of its existing assets, actively reduce its costs and expenses and achieve the following targets:

Exploration and Production Segment: In exploration, aiming at findings of oil and gas resources, the Company will make more efforts in exploring new blocks and fields, focus on major oil and gas blocks with potentials of additional reserve, and accelerate exploration activities for breakthroughs. In development, with southern Hubei and western Junggar as major targets, the Company is going to increase production in West China. Meanwhile, Efforts in East China and Northeast China will be expedited to create new areas with potential growth. The Company will conduct enhanced recovery in mature blocks; apply new technologies to increase recovery rates; strive for rapid growth in production and reserve of crude oil; building up production capacity in a number of blocks, such as Yuanba Gas Field; streamline logistic facilities, including pipelines, LNG terminals and gas storage reservoirs; extend the value chain of natural gas; increase market share; building up production capacities for the pilot project of Fuling shale gas; conduct in-depth fundamental research in shale oil and pursue major breakthroughs. In 2013, the Company plans to produce 46.43 million tonnes of crude oil and 18.1 billion cubic meters of natural gas.

Refining Segment: The Company will closely track and analyze oil price trend, optimize the procurement and allocation of crude oil and reduce the purchasing cost of crude oil; utilize newly added refinery capacity and increase refinery throughput; actively upgrade the quality of oil products and supply cleaner oil products to the market; coordinate production with sales, making timely adjustments to product mix and refinery utilization to increase the production of well received products and high-value-added products; take the advantage of its consolidated sales function and optimize the marketing at for LPG, asphalt and paraffin wax. In 2013, the targets for refinery throughput and oil products output are slated at 238 million tonnes and 145 million tonnes respectively.

Marketing Segment: The Company will seek to optimize its market monitoring system and enhance market analysis and forecasts to achieve maximum results. Besides increasing its total sales volume, the Company will focus on the retail market and introduce special services to expand retail operations; promote standardized services to enhance customer loyalty; implement strict quality controls over outsourced oil products; and actively promote its non-oil product business, expand the brand name of Easyjoy online service, increase sales volume and improve profitability. The target for total domestic sales of oil products is 165 million tonnes for 2013.

Chemicals Segment: the Company will further optimize the structure of raw materials, with a larger proportion of light chemical feedstock to reduce costs; produce more well received, profitable and competitive products with the tactics of “sales – oriented productions target, production – oriented supply volume and market promotion based on production”; integrate production, sales and research; make adjustments to product mix and promote the R&D, production and sales of new products; emphasize market analysis, optimize marketing strategy and enhance customer service; and improve management of the supply chain and carry out a low inventory level tactics with the aim of achieving 100% sales to production ratio. The company plans to produce 9.83 million tonnes of ethylene in 2013.

Research and Development: The Company will continue implementing a development strategy driven by innovation with the aim of making breakthroughs in unconventional oil and gas exploration and development, including shale oil and gas, and in new strategic technologies, including clean and high-efficiency utilization of coal, bio-fuel and bio-chemicals, high-performance synthetic materials and high-value-added fine chemicals. It will also conduct research on green, low-carbon, energy-conserving technology to enhance environmental protection and provide scientific and technological support for structural adjustments to enhance sustainability. Sinopec will enhance and improve the exploration and development of oil and gas resources; increase the recovery rate; utilize core technology and specialized technology for lower grade and heavy crude oil processing, cleaner oil product production, large-scale aromatics and high-performance synthetic material projects; fully enhance supportive technologies; satisfy the requirements from its core business for development; and play a leading role in technology and business development in the future through constant improvements in its capabilities for basic research and original innovation.

Capital Expenditures: In 2013, the Company will continue to focus on quality and efficiency of development, enforce strict controls of its procedures for investment management and meticulously organize engineering construction. Total capital expenditure for the year is budgeted at RMB 181.7 billion. Among which, E&P segment will account for RMB 89.1 billion, mainly for exploration of oil and gas in Jiyang, Tarim, Junggar, Ordos and Sichuan Basins; for growth in proved reserves; and for building production capacities in key oil and gas fields. Capital expediting for the refining segment is RMB 33.8 billion, mainly for upgrading quality of oil products; revamping refineries such as Anqing, Maoming and Jiujiang; and building Guangdong Refinery & Chemical Project. Capital expediting for the marketing and distribution segment is RMB 27 billion, mainly for building and revamping service stations and for accelerating construction of oil product pipelines, as well as streamline storage and transportation facilities. Capital expediting for the chemicals segment is RMB 25.9 billion, mainly for commencement of Wuhan ethylene project and Hainan aromatics project; for accelerating the revamping of Fujian ethylene project; and for construction of Maoming PP project. Corporate and others capital expenditures is expected to be RMB 5.9 billion, mainly for scientific research and information-technology projects.

In the new year, Sinopec Corp. will continue to enhance its overall strength, international competitiveness, and sustainability and strive to achieve greater results in production and operation.

6.4	Major Suppliers and Customers

√ Applicable	□ Not Applicable

During this reporting period, the total purchases from the top five crude oil suppliers of Sinopec Corp. accounted for 42.3 %of the total purchases of crude oil by Sinopec Corp., of which the purchases from the largest supplier accounted for 23.9% of the total purchases of crude oil by Sinopec Corp..

The total sales to the five largest customers of Sinopec Corp. accounted for 10 % of the total sales of Sinopec Corp., of which sales to the largest customer accounted for 4% of the total sales.

7.	Management Discussion and Analysis

Part of the financial information presented in this section is derived from the Company’s audited financial statements that have been prepared in accordance with IFRS. The price in the following discussion do not include value-added tax.

	7.1	Consolidated Results of Operations

In 2012, the Company’s turnover and other operating revenues were RMB 2,786 billion, an increase of 11.2% compared with that of 2011. The operating profit was RMB 98.7 billion, representing a year on year decrease of 6.5%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Years ended 31 December
	2012	2011	Change
	(RMB millions)		(%)

Turnover and other operating revenues	2,786,045	2,505,683	11.2
Of which: Turnover	2,733,618	2,463,767	11.0
Other operating revenues	52,427	41,916	25.1
Operating expenses	(2,687,383)	(2,400,153)	12.0
Of which: Purchased crude oil, products, and operating supplies and expenses	(2,301,199)	(2,027,646)	13.5
Selling, general and administrative expenses	(61,174)	(58,960)	3.8
Depreciation, depletion and amortization	(70,456)	(63,816)	10.4
Exploration expenses (including dry holes)	(15,533)	(13,341)	16.4
Personnel expenses	(51,767)	(45,428)	14.0
Taxes other than income tax	(188,483)	(189,949)	(0.8)
Other operating income/(expenses), net	1,229	(1,013)	—
Operating profit	98,662	105,530	(6.5)
Net finance costs	(9,881)	(5,285)	87.0
Investment income and share of profits less losses from associates and jointly controlled entities	1,861	4,320	(56.9)
Profit before taxation	90,642	104,565	(13.3)
Tax expense	(23,846)	(26,120)	(8.7)
Profit for the year	66,796	78,445	(14.8)
Attributable to:
Equity shareholders of the Company	63,879	73,225	(12.8)
Non-controlling interests	2,917	5,220	(44.1)

(1)	Turnover and other operating revenues

In 2012, the Company’s turnover was RMB 2,733.6 billion, representing an increase of 11.0% over 2011. This was mainly attributable to the active expansion of the markets and its increased sales volume and higher prices of oil products.

The following table sets forth the external sales volume, average realized prices and respective rates of change of the Company’s major products in 2012 and 2011:

	Sales volume (thousand tonnes)			Average realized price (RMB/tonne, RMB/thousand cubic meters)
	Years ended 31 December		Change	Years ended 31 December		Change
	2012	2011	(%)	2012	2011	(%)

Crude oil	6,221	5,581	11.5	4,579	4,621	(0.9)
Natural gas (million cubic meters)	14,431	12,310	17.2	1,281	1,274	0.5
Gasoline	53,488	47,494	12.6	8,615	8,403	2.5
Diesel	99,864	97,897	2.0	7,219	7,075	2.0
Kerosene	18,760	16,570	13.2	6,416	6,193	3.6
Basic chemical feedstock	23,387	20,944	11.7	6,740	6,915	(2.5)
Monomer and polymer for synthetic fiber	6,943	6,585	5.4	8,238	9,880	(16.6)
Synthetic resin	10,503	10,518	(0.1)	9,181	9,841	(6.7)
Synthetic fiber	1,458	1,496	(2.5)	10,790	13,301	(18.9)
Synthetic rubber	1,287	1,220	5.5	17,564	22,215	(20.9)
Chemical fertilizer	1,193	951	25.4	2,052	2,186	(6.1)

Most of crude oil and a portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to other customers. In 2012, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 53.7 billion, an increase of 13.1% over 2011. The change was mainly due to the increase in sales volume of crude oil, natural gas and other upstream products compared with that of 2011.

In 2012, the Refining segment and Marketing and Distribution segment of the Company sold petroleum products (mainly consisting of oil products and other refined petroleum products), and achieved external sales revenue of RMB 1,647 billion. This represented an increase of 8.0% over 2011, and accounted for 59.1% of the Company’s turnover and other operating revenues. This was mainly due to the increase of sales volume and prices of petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 1,302 billion, representing an increase of 9.0% over 2011, and accounting for 79.1% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 345 billion, representing an increase of 4.3% compared with 2011, accounting for 20.9% of the total sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 356.2 billion, representing a drop of 3.4% over 2011, accounting for 12.8% of its turnover and other operating revenues. This was mainly due to the continuing low demand for chemical products as a result of macroeconomic downturn, which led to a major drop in chemical product prices.

(2)	Operating expenses

In 2012, the Company’s operating expenses were RMB 2,687.4 billion, representing a growth of 12.0%. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 2,301.2 billion, representing an increase of 13.5% over the same period of 2011, accounting for 85.6 % of the total operating expenses, of which:

Crude oil purchasing expenses were RMB 880.7 billion, representing an increase of 5.0 % over the same period of 2011. Throughput of crude oil purchased externally in 2012 was 168.61 million tonnes (excluding the volume processed for third parties), representing an increase of 1.1% over the same period of 2011. The average cost of crude oil purchased externally was RMB 5,223 per tonne, representing an increase of 3.9 % over the same period of 2011.

The Company’s other purchasing expenses were RMB 1,420.5 billion, representing an increase of 19.5 % over the same period of 2011. This was mainly due to the expansion of trading business, higher price of refined oil products and higher CPI comparing to the same period of 2011.

Selling, general and administrative expenses of the Company totaled RMB 61.2 billion, representing an increase of 3.8 % over the same period of 2011. This was mainly due to the increase in sales volume, labor cost and the increase in sales expenses such as agent commission, freight and miscellaneous charges.

Depreciation, depletion and amortization expenses of the Company were RMB 70.5 billion, representing an increase of 10.4 % as compared with 2011. This was mainly due to the increased depreciation expense as a result of continuous investment in property, plant and equipment in recent years.

Exploration expenses were RMB 15.5 billion, representing an increase of 16.4 % compared with 2011, mainly due to the Company’s increasing investment in exploration of blocks such as Ordos, Sichuan Basin, Junggar as well as unconventional oil and gas resources.

Personnel expenses were RMB 51.8 billion. Excluding the adjustment for salary related surcharges and insurance, as well as the implementation of employee annual leave and recuperation policy, housing policy reform and pension system, our personnel expenses increased by 5 % over 2011, as the Company improved its remuneration policy and reasonably increased employees’ income, especially those of field workers.

Taxes other than income tax were RMB 188.5 billion, representing a decrease of 0.8 % comparing with 2011. It was mainly due to the decrease of special oil income levy by RMB 8.3 billion as compared with 2011 as the threshold of special oil income levy was raised from 1 November 2011. Meanwhile, price-based resource taxation has been fully carried out since 1 November 2011 and as a result, resource tax increased by RMB 4.4 billion comparing with the same period of 2011.

Other operating expenses (net amount) decreased by RMB 2.2 billion on a year-on-year basis.

(3)	Operating profit was RMB 98.7 billion, representing a decrease of 6.5 % comparing with the same period of 2011.

(4)
Net finance costs were RMB 9.9 billion, representing an increase of 87.0 % over 2011. Of which: the interest expense of the Company was RMB 11.2 billion, representing an increase of RMB 2.0 billion over 2011; the gain of exchange decreased by RMB 1.0 billion as compared with 2011; for the convertible bonds issued by the Company, loss from fair value change at the end of the period increased by RMB 1.3 billion over the same period of 2011.

(5)	Profit before taxation was RMB 90.6 billion, representing a decrease of 13.3% as compared with the same period of 2011.

(6)	Tax expense was RMB 23.8 billion, representing a decrease of RMB 2.3 billion as compared with the same period of 2011.

(7)	Profit attributable to non-controlling interests of the Company was RMB 2.9 billion, representing a decrease of RMB 2.3 billion comparing with the same period of 2011.

(8)	Profit attributable to equity shareholders of the Company was RMB 63.9 billion, representing a decrease of 12.8% comparing with the same period of 2011.

7.2	Assets, Liabilities, Equity and Cash Flows

The major funding source of the Company is the operating activities and short-term & long-term loans, and the major use of funds includes operating expense, capital expenditures, and repayment of the short-term and long-term debts.

	(1)	Assets, liabilities and equity

Unit: RMB millions

	At 31 December	At 31 December	Amount of
	2012	2011	Change
Total assets	1,266,693	1,144,528	122,165
Current assets	365,015	342,755	22,260
Non-current assets	901,678	801,773	99,905
Total liabilities	718,657	637,184	81,473
Current liabilities	513,373	444,240	69,133
Non-current liabilities	205,284	192,944	12,340
Total equity attributable to equity shareholders of the Company	510,914	472,328	38,586
Share capital	86,820	86,702	118
Reserves	424,094	385,626	38,468
Non-controlling interests	37,122	35,016	2,106
Total equity	548,036	507,344	40,692

As at 31 December 2012, the Company’s total assets were RMB 1,266.7 billion, representing an increase of RMB 122.2 billion compared with that at the end of last year:

Current assets were RMB 365.0 billion, representing an increase of RMB 22.3 billion compared with that at the end of 2011. This was mainly attributable to the facts that the inventory increased by RMB 14.8 billion as a result of the rise in prices of crude oil and other raw materials and, the net account receivable increased by RMB 22.7 billion due to enlarged operation scale and increased product price.

Non-current assets were RMB 901.7 billion, representing an increase of RMB 99.9 billion as compared with that at the end of 2011. This was mainly due to the implementation of each planned investment; of which,property, plant and equipment (net) increased by RMB 23.0 billion, construction in progress increased by RMB 57.7 billion and the Company’s interests in associates and jointly controlled entities increased by RMB 4.5 billion.

The Company’s total liabilities were RMB 718.7 billion, representing an increase of RMB 81.5 billion compared with that at the end of 2011, of which:

Current liabilities were RMB 513.4 billion, which representing an increase of RMB 69.1 billion as compared with that at the end of 2011. This was mainly due to two reasons: firstly, accounts payable were increased by RMB 38.6 billion as a result of increase in the prices of the raw materials such as crude oil and the enlarged scale of production; secondly, in order to reduce financing cost, the company borrowed low-cost short-term loans in US dollar and increased its borrowings from China Petrochemical Corporation and its subsidiaries by RMB 30.8 billion.

Non-current liabilities were 205.3 billion, representing an increase of RMB 12.3 billion compared with that at the end of last year. This was also mainly due to two reasons: the long-term debts increased by RMB 7.6 billion; while the provisions increased by RMB 3.2 billion because of the future dismantlement cost of oil and gas properties provided during the year.

Total equity attributable to equity shareholders of the Company was RMB 510.9 billion, representing an increase of RMB 38.6 billion compared with that at the end of 2011, which was mainly due to the increase of reserves.

(2)	Cash Flow

The following table sets forth the major items on the consolidated cash flow statements for the 2012 and 2011.

Unit: RMB millions

	Year ended 31 December
Major items of cash flows	2012	2011
Net cash generated from operating activities	142,380	150,622
Net cash used in investing activities	(162,197)	(140,449)
Net cash generated from/(used in) financing activities	5,628	(2,516)
(Decrease)/increase of cash and cash equivalents	(14,189)	7,657

In 2012, the net cash generated from operating activities of the company was 142.4 billion, representing a decrease of RMB 8.2 billion as compared with 2011. This was mainly attributable to the fact that the pre-tax profit in current period decreased as compared with the same period of 2011.

In 2012, the net cash used in investing activities was RMB 162.2 billion, representing an increase of RMB 21.7 billion over 2011, which was mainly because of an investment increase as planned to accelerate the development of the Company.

In 2012, the net cash inflow generated from the Company’s financing activities was RMB 5.6 billion, representing an increase of RMB 8.1 billion over the same period of 2011. This was mainly from: a) the issuance of bonds in the current period, new bank loans and etc. were RMB 41.8 billion, representing an increase of RMB 16.2 billion in cash inflow as compared with 2011; b) the dividends, interests, etc paid in the current period were RMB 36.2 billion, representing an increase of RMB 8.1 billion in cash outflow as compared with 2011.

(3)	Contingent Liabilities

Please refer to “key guarantee and its performance” under “Significant Events”.

(4)	Capital Expenditures

Please refer to “Capital Expenditure” in the section of “Business Review and Prospects” in annual report.

(5)	Research & development expenses and expenditures on environmental protection

Research & development expenses refer to the expenses recognized as expenditures when they occur. In 2012, the expenditure for the research & development was RMB 5.84 billion.

The environmental protection expenditures refer to the standard sewage and sundries clearing expenses paid by the Company, exclusive of capitalization expenses on pollution discharge equipment. In 2012, the Company’s environmental protection expenditures were RMB 4.81 billion.

(6)	Measurement of fair values of derivatives and relevant system

The Company established and completed a decision-making mechanism, business procedure and internal control relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values
Unit: RMB millions

Items		Beginning of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Decrement of withdrawal of the current year	End of the year
Financial assets
Of which:	1. Derivative financial assets	54	246	—	—	187
	2. Available-for-sale financial assets	255	—	26	—	83
	3. Cash flow hedging	837	—	—	—	1,006
Subtotal of financial assets		1,146	246	26	—	1,276
Financial liabilities		(3,569)	(62)	(151)	—	(3,684)
Totals		(2,423)	184	(125)	—	(2,408)

Information concerning financial assets and liabilities held in foreign currencies

Unit: RMB millions

Items		Beginning of the year	Profits and losses from variation of fair values of the current year	Accumulated variation of fair values recorded into equity	Decrement of withdrawal of the current year	End of the year
Financial assets
Of which:	1. Derivative financial assets	54	246	—	—	187
	2. Loans and receivables	111,391	—	—	—	50,022
	3. Available-for-sale financial assets	41	—	26	—	70
	4. Held-to-maturity investments	—	—	—	—	—
	5. Cash flow hedging	837	—	—	—	1,006
Subtotal of financial assets		112,323	246	26	—	51,285
Financial liabilities		(151,707)	(43)	(151)	—	(201,745)

Note:	The financial assets and liabilities held by the Company in foreign currencies were mostly those held by its overseas subsidies, which were recognised in their functional currencies.

(7)	Core Competitiveness

Sinopec Corp. is a large scale vertically integrated energy & petro-chemical company with upstream, mid stream and downstream operations. The Company ranks first among all enterprises in China in terms of revenue; It is the second largest supplier of oil and gas in China; In respect of refining capacity, it ranks first in China and second globally; Equipped with a well developed refined oils products sales network, Sinopec Corp. is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China and the 4th in the world, and has a well established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap potentials in attaining an efficient and comprehensive utilization of its resources, and endowed the Company strong resistance against risks, as well as remarkable capabilities in delivering stable profitability.

The Company enjoys a favorable location which is close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products by the Company has been increasing steadily over the years; through continuous and specialized marketing efforts, its capability in international operations and market expansion has been further enhanced.

Sinopec Corp. owns a team of professionals and expertise engaged in the production of oil & gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favorable cost advantage in its downstream businesses.

The Company has formulated a well established technology system and mechanism, and owns competent teams specialized in technology covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil & gas, refining, chemicals and commonly applied technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys strong capability for technical innovations.

The Company always attaches great importance to fulfilling social responsibilities as an enterprise, and carries out the green & low carbon development strategy to pursue a sustainable pattern of development. Moreover, Sinopec Corp. enjoys an outstanding brand name, plays an important role in the economy and is a renowned and reputable company in China.

7.3	Analysis of financial statements prepared under ASBE

	(1)	Under ABSE, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2012	2011
	RMB millions	RMB millions
Operating income
Exploration and Production Segment	257,185	241,838
Refining Segment	1,270,912	1,212,072
Marketing and Distribution Segment	1,471,882	1,347,626
Chemicals Segment	411,964	420,490
Others	1,312,970	1,134,182
Elimination of inter-segment sales	(1,938,868)	(1,850,525)
Consolidated operating income	2,786,045	2,505,683
Operating profit/(loss)
Exploration and Production Segment	69,466	71,221
Refining Segment	(11,947)	(37,608)
Marketing and Distribution Segment	41,950	45,068
Chemicals Segment	367	25,292
Others	(2,502)	(2,963)
Elimination of inter-segment sales	(1,335)	891
Financial expenses, gain/(loss) from changes in fair value and investment income	(8,073)	(935)
Consolidated operating profit	87,926	100,966
Net profit attributable to equity shareholders of the Company	63,496	71,697

Operating profit: In 2012, the operating profit of the Company was RMB 87.9 billion, representing a decrease of RMB 13.0 billion as compared with 2011. This was mainly due to the decrease in product prices as demand for chemical products continued to be weak.

Net profit: In 2012, the net profit attributed to the equity shareholders of the Company was RMB 63.5 billion, representing a decrease of RMB 8.2 billion or 11.4% comparing with the same period of 2011.

(2)	Financial data prepared under ASBE

	As at 31	As at 31
	December of 2012	December of 2011	Changes
	RMB millions	RMB millions
Total assets	1,247,271	1,130,053	117,218
Long-term liabilities	203,561	191,455	12,106
Shareholders’ equity	550,601	509,525	41,076

Analysis of changes:

Total assets: at the end of 2012, the Company’s total assets were RMB 1,247.3 billion, representing an increase of RMB 117.2 billion compared with that at the end of 2011. This was mainly due to the facts that : a) inventory increased by RMB 14.8 billion because of the increase in the prices of crude oil and other raw materials; b) net accounts receivable increased by RMB 22.7 billion resulting from the expansion of operation scale and increased product prices; c) as a result of the implementation of each planned investment, fixed asset increased by RMB 23.0 billion, construction in progress increased by RMB 57.7 billion and long term equity investment increased by RMB 4.6 billion.

Long-term liabilities: at the end of 2012, the Company’s long-term liabilities were RMB 203.6 billion, representing an increase of RMB 12.1 billion compared with that at the end of 2011. This was mainly attributable the facts that: a) the long-term debts and debentures payable were increased by 7.7 billion as the issuance of corporate bonds and the transferred amount due within one year were less as compared with that of 2011; b) the provisions increased by RMB 3.2 billion due to the future dismantlement cost of oil and gas properties provided during the year.

Shareholders’ equity: At the end of 2012, the shareholders’ equity of the Company was RMB 550.6 billion, representing an increase of RMB 41.1 billion as compared with that at the end of 2011. This was mainly attributable to the income achieved by the Company.

(3)	The results of the principal operations by segments

Segment	Operation income (RMB millions)	Operation cost (RMB millions)	Gross profit margin (%) (Note)	Increase/ (decrease) of operation income on a year-on-year basis (%)	Increase of operation cost on a year-on-year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)
Exploration and Production	257,185	115,178	39.7	6.3	19.5	(2.4)
Refining	1,270,912	1,113,327	1.0	4.9	2.5	2.4
Marketing and Distribution	1,471,882	1,380,666	6.0	9.2	9.8	(0.5)
Chemicals	411,964	394,037	4.1	(2.0)	5.1	(6.3)
Others	1,312,970	1,306,560	0.5	15.8	15.7	0.1
Elimination of inter-segment sales	(1,938,868)	(1,937,533)	Not applicable	Not applicable	Not applicable	Not applicable
Total	2,786,045	2,372,235	8.1	11.2	13.3	(0.8)

Note:	Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

(4)	Principal operations in different regions

□ Applicable	√ Not applicable

(5)	Operations of equity subsidiaries (applicable to the circumstance when the return on investment is more than 10% of the listed company’s net profit)

□ Applicable	√ Not applicable

(6)	Explain the reason of material changes in the principal operations and their structure

□ Applicable	√ Not applicable

(7)	Explain the reason of material changes in the principal operations’ earning power (gross profit ratio) as compared to the preceding year

□ Applicable	√ Not applicable

(8)
Explanation of the material changes in operating environment and macro policies and rules and regulations that have produced, are producing or will produce significant influences on the company’s financial conditions and operating result

□ Applicable	√ Not applicable

(9)
Explanation of whether the Company fulfilled its profits forecast in relation to assets or projects, if any profits forcast in relation to the Company’s assets or projects, and the reporting period is within the profits forecast period

8.	Significant Events

	8.1	Acquisition of assets

□ Applicable	√ Not applicable

8.2	Sales of assets

√ Applicable	□ Not applicable

8.3	Material guarantees contracts and the related performance

Unit: RMB millions

Major external guarantees (excluding guarantees for the non-wholly owned controlled subsidiaries)

Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction Date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter- guaranteed	Whether guaranteed for connected persons (yes or no)Note 1

Sinopec Corp.	the Company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	245	10 December 2003	December 10 2003 – December 10 2017	joint obligations	No	No	0	No	No
Sinopec Sales Co., Ltd.	wholly-owned subsidiary	Xiamen Botan Storage Co., Ltd	75		July 26 2012 – July 26 2013	joint obligations	No	No	0	No	No
Sinopec Yangzi	wholly-owned subsidiary	Sinopec Corp. Yangzi BP	329			joint obligations	No	No	0	No	No
Petrochemical Co., Ltd.		Petrochemical Acetyl Co.,Ltd
SSI	controlled subsidiary	New Bright International Development Limited/ Sonangol E.P.	5,496			joint obligations	No	No	0	Yes	No

Total amount of guarantees provided during the reporting periodNote 2	０
Total amount of guarantees outstanding at the end of the reporting period Note 2 (A)	3,672
Guarantees by the Company to controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	None
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)	None

Total amount of guarantees of the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A+B)	3,672
The proportion of the total amount of guarantees to Sinopec Corp.’s net assets	0.72%
Guarantees provided for shareholders, de facto controller and connected persons (C)	None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)	2,116
The amount of guarantees in excess of 50% of the net assets (E)	None
Total amount of the above three guarantee items (C+D+E)	2,116
Statement of guarantee undue that might be involved in any joint and several liabilities	None
Statement of guarantee status	None

Note 1:	As defined in the Listing Rules of the Shanghai Stock Exchange.

Note 2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

8.4	Use of the proceeds

√ Applicable	□ Not applicable

RMB million

Total proceeds	22,889.38Note 1	Total proceeds used during this reporting period	5,432.38
		Total cumulative proceeds used	22,603.36

Projects Committed	Planned Investment	Any changes in projects	Actual proceeds used	Returns	On schedule or not	In line with Expected return or not

Wuhan 800,000 tpa ethylene project	11,289.38	No	11,289.38	—	Yes	N/A
Anqing Refinery Revamping project	3,000	No	2,999.73	—	No	N/A
Shijiazhuang Refinery Revamping project	3,200	No	2,914.25	—	Yes	N/A
Yulin-Jinan natural gas pipeline project	3,300	No	3,300	Note 2	Yes	Note 2
Rizhao-Yizheng crude oil pipeline projects	2,100	No	2,100	Note 3	Yes	Note 3
Total	22,889.38	—	22,603.36	—	—	—

Statements on the failure to achieve planned schedule and expected returns
Anqing Refinery Revamping project was originally expected to be put into operation in the end of 2012. Due to the detailed design lagged behind the schedule, and the influence of rain and snow in the first half year of 2012 on the construction site of civil works, it’s expected to be put into operation in the first half of 2013.

Statements on the reasons and procedures of changes	Not applicable

Note 1:	The issuance costs of RMB 110.62 million (including the commissions for underwriters and other costs for the intermediary agencies) were deducted.

Note 2:
The Company’s committed financial benefits are estimated after-tax financial internal rate of return. The business life of Yulin-Jinan natural gas pipeline project is 20 years. This project has been put into operation since the first half of 2012, and the operating period is too short to determine whether this project achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project. The net cash flow generated during current period met the estimated net cash flow target as stated in the project budget.

Note 3
The Company’s committed financial benefits are estimated after-tax internal rate of return. The business life of Rizhao-Yizheng crude oil pipeline project is 20 years. This project was put into operation at the end of 2011, and the operating period is too short to determine whether this committed project achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project. The net cash flow generated during current period did not meet the estimated net cash flow target as stated in the project budget.

8.5	Projects not funded by proceeds from share issue

√ Applicable	□ Not applicable

	Capital investment	Project
Project name	in project	progress	Project profit
	(RMB billion)
Exploration and production segment	77.967	On schedule	Newly added crude capacity 6.183 million tonnes per year; Newly added gas capacity 4.663 billion cubic meters per year
Refining segment	27.36	On schedule
Newly added crude oil processing capacity of 16 million tonnes per year; Newly added hydrogenation processing capacity of 5.7 million tonnes per year; Newly addded hydrofining processing capacity of 16.8 million tonnes per year

Marketing and distribution segment	27.232	On schedule	Newly developed 1,233 oil (gas) stations
Chemical segment	12.795	On schedule	Newly added propylene 0.35 million tonnes per year, benzene 0.45 million tonnes per year; Synthetic fibre 60,000 tonnes per year
Corporate and others	2.061	On schedule
Joint venture project construction		On schedule
Total	147.415

8.6	Explanation of the board of directors about the accounting firm’s “non-standard opinion”

□ Applicable	√ Not applicable

8.7	Performance of the commitments by China Petrochemical Corporation which holds over 5% shareholdings of Sinopec Corp. during the reporting period

By the end of the reporting period, the major undertakings made by China Petrochemical Corporation include:

	i	compliance with the connected transaction agreements;

	ii	solving the issues regarding legality of the certificates for the land use rights and certificates for the property ownership rights within a specified period of time;

	iii	implementation of the Re-organization Agreement (for definition, please refer to prospectus in relation to the offering of H shares);

	iv	granting licenses for intellectual property rights;

	v	avoiding the competition with the Company;

	vi	abandonment of business competition and conflict of interests with Sinopec Corp.

The details of the above-mentioned commitments were included in the prospectus in relation to the offering of A shares of Sinopec Corp., which was published in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001;

vii
On 27 October 2010, Sinopec Corp. disclosed through a public announcement that, considering the major refining business of China Petrochemical Corporation has been injected into Sinopec Corp., China Petrochemical Corporation undertook to dispose of its minor remaining refining business within 5 years to eliminate the competition with Sinopec Corp. in terms of the refining business.

viii
On 15 March 2012, Sinopec Corp. disclosed in an announcement, that: China Petrochemical Corporation undertakes to take Sinopec Corp. as the sole platform of its ultimate integration among the businesses such as exploration and production of oil and gas, oil refining, chemicals and sale of petroleum products. China Petrochemical Corporation will dispose its minor remaining chemicals business within the next five years in order to avoid the competition with Sinopec Corp. in this respect. Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of oil and natural gas overseas, after a thorough analysis from political and economic perspectives, Sinopec Corp. may propose to acquire the overseas oil and gas assets owned by China Petrochemical Corporation (the “Assets”) when appropriate (the “Proposed Acquisitions”). China Petrochemical Corporation undertakes to transfer the Assets to Sinopec Corp., provided that the Proposed Acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements at the time of the respective Proposed Acquisitions.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major commitments by the aforesaid shareholder.

8.8
Explanation of whether the Company fufilled its profits forecast in relation to assets or projects, if any profits forcast in relation to the Company’s assets or projects, and the reporting, and the reporting period is within the profits forcast period

□ Applicable	√ Not applicable

8.9	Profit forecast during the reporting period

□ Applicable	√ Not applicable

8.10	Litigation and arbitration of significant importance

□ Applicable	√ Not applicable

□ Applicable	√ Not applicable

8.11	(1)	Wuhan Ethylene Project

The project mainly includes 800,000 tonnes per annum (“tpa”) ethylene units and downstream auxiliary utility units. It is expected to be put into operation in the first half of 2013.

	(2)	Shandong Liquefied Natural Gas (LNG) Project

Shandong LNG project mainly includes the constructions of a jetty with a 3-million-tpa terminal, and the auxiliary transportation pipeline for natural gas. It is expected to be put into operation in 2014.

	(3)	Pilot Natural Gas Project (1.7 billion cubic meters per annum), Yuanba Gas Field

A purification plant and its auxiliary facilities are to be built. The production capacity of the newly-built natural gas purification plant will be 1.7 billion cubic meters per annum. The construction is expected to be completed in 2014.

	(4)	Guangdong Refining and Petrochemical Integration Project

The project mainly includes the constructions of a 15,000,000 tpa refinery, 1,000,000 tpa ethylene unit, and 300,000-tonne jetty. It is expected to be put into operation in 2016.

8.12	The proposed issuance of A share convertible bonds of no more than RMB 30 billion

On 12 October 2011, Sinopec Corp. held the first extraordinary general meeting of Sinopec Corp. for the year 2011. During the meeting, “Proposal Regarding Issuance of A Share Convertible Bonds and Other Related Matters” (the “CB Proposal”) was considered and approved. For further details, please refer to the announcement of Sinopec Corp. dated 16 August 2011, published in China Securities Journal, Shanghai Securities News and Securities Times. The proposed issuance was conditionally approved by the China Securities Regulatory Commission (the “SRC”) in 23 March 2012. On 11 October 2012, the Third Meeting of the Fifth Session of Board of Directors of Sinopec Crop. resolved to submit a proposal to the general meeting to extend the validity of the CB Proposal, from the date of expiration to 11 October 2013.

8.13	Corporate bonds issued & interest payments

On 1 June 2012, Sinopec Corp. issued 5-year term and 10-year term domestic corporate bonds which amounted to RMB 13 billion and RMB 7 billion with a fixed annual interest rate of 4.26% and 4.90% respectively. On 13 June 2012, the above-mentioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China mainland newspapers, namely China Securities Journal, Shanghai Securities News, and Securities Times on 30 May 2012.

8.14	Shareholdings and Securities Investments of Sinopec corp. In Other Listed Companies, Commercial Banks, Securities Companies, Insurance Companies, Trust Companies and Futures Companies, etc.

(1) Status of direct shareholding in other listed companies

Stock Code	Abbreviation	Initial investment (RMB)	Number of shares held at the end of period (10,000 shares)	Shareholding %	Source of shares	Book value at the end of period (RMB)	Gain/loss during the reporting period (RMB)	Change in shareholders’ interests during the reporting period	Accounting item
00384	China Gas Holding	136,426,500	21,000	4.60	Investment	136,426,500	10,943,848	—	Long-term equity investment

(2)	Status of direct shareholding in non-listed financial institutions, companies contemplated to be listed and dealings of shares in other listed companies

No.	Entities	Initial investment (RMB 10,000)	Number of shares held (10,000 shares)	Shareholding (%)	Book value at the end of the period (RMB 10,000)	Gain/loss during the reporting period (RMB 10,000)	Change of shareholders’ interests during the reporting period	Accounting items	Shares origin
1	Beijing International Trust Co., Ltd.	20,000	20,000	14.29%	20,000	3,000	0	Long-term equity investment	Investment
2	Bank of Zhengzhou Co. Ltd.	1,000	1,000	0.25%	1,000	0	0	Long-term equity investment	Shares converted from debts
Total		21,000	—	—	21,000	3,000	0	—	—

Sinopec Corp. did not buy or sell the shares of other listed companies in 2012.

9.	Connected Transactions

	9.1	Actual connected transactions entered into by the Company during the year

The aggregate amount of connected transactions actually entered into by the Company during the year was RMB 518.206 billion, of which, expenses amounted to RMB 204.017 billion, (including RMB 191.319 billion for purchases of goods and services, RMB 4.062 billion for auxiliary and community services, RMB 7.408 billion of operating lease fee, RMB 1.228 billion for interest expenses). Among which, purchases from China Petrochemical Corporation amounted to RMB 133,432 billion (including purchases of products and services, i.e. procurement, storage, exploration and production services and production-related services, amounted to RMB 120.736 billion, representing 4.49% of the Company’s operating expenses for the year 2012). The auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 4.062 billion, representing 0.15% of the operating expenses of the Company for 2012. In 2012, the housing rent paid by the Company was RMB 507 million, the rent for use of land was RMB 6.742 billion, and the expenses for other leases were RMB 157 million. The interest expenses were RMB 1.228 billion. In 2012, the revenue amounted to RMB 314.189 billion (including RMB 313.919 billion for sales of products and services, RMB 116 million of interest income, RMB 154 million for agency commissions receivable), of which the sales to China Petrochemical Corporation amounted to RMB 84.115 billion, including RMB 83.98 billion for sales of products and services, representing 3.01% of operating revenues, RMB 96 million for interest income, and RMB 39 million for agency commission receivable.

In 2011, Sinopec Corp. provided RMB 2 billion of entrusted loan to its subsidiary Zhanjiang Dongxing Petrochemical Co., Ltd. The loan had been repaid in the reporting period.

In 2012, Sinopec Corp. provided RMB 2,359 million of loans to certain jointly controlled entities of China Petrochemical Corporation.

None of the amount of each of the above continuing connected transactions between the Company and its controlling shareholder, China Petrochemical Corporation, exceeds the disclosed maximum aggregate annual value (“cap”) for the continuing connected transactions approved by the general meeting of shareholders and the Board of Directors.

		Purchases/receiving services		Unit: RMB millions

		Amount incurred during the current year		Amount incurred during the previous year
Connected party	Connected transaction	Amount	Percentage of the total amount of the type of transaction (%)	Amount	Percentage of the total amount of the type of transaction (%)

China Petrochemical Corporation	Purchases of goods and services from connected parties	132,204	4.92	147,829	6.16
Other related parties	Purchases of goods and services from related parties	70,585	2.63	56,512	2.36
Total		202,789	7.55	204,341	8.52

		Sales/provision of services		Unit: RMB millions

		Amount incurred during the current year		Amount incurred during the previous year
			Percentage		Percentage
			of the total		of the total
			amount of the		amount of the
			type of		type of
Connected party	Connected transaction	Amount	transaction (%)	Amount	transaction (%)

China Petrochemical Corporation	Sales of goods and provision of services to connected parties	84,019	3.02	83,081	3.32
Other related parties	Sales of goods and provision of
	services to related parties	230,054	8.26	218,400	8.72
Total		314,073	11.28	301,481	12.04

Notes	Pinciple of pricing for connected transations	:
(a) government-prescribed price; (b) where there is no goverment-prescribed price but where there is government-guidence price, the government-guidance price will apply; (c) where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or (d) where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

	Other related parties	:	as defined under ASBE and IFRS, but neither under Chapter 14A of the Hong Kong Listing Rules nor under the Shanghai Listing Rules.

9.2	Fund provided between connected parties

√ Applicable	□ Not applicable

Unit: RMB millions

	Fund to connected parties		Fund from connected parties
Connected Parties	Amount incurred	Balance	Amount incurred	Balance
China Petrochemical Corporation	797	2,936	(270)	10,116
Other connected parties	390	1,353	—	—
Total	1,187	4,289	(270)	10,116

9.3	Occupation of Funds and relevant settlement

√ Applicable	□ Not applicable

9.4	Entrusted Cash Management

√ Applicable	□ Not applicable

	9.5	Other Significant Connected Transactions Occurred During this year

None

10.	Report of the Board of Directors

	10.1	Risk Factors

In the course of its production and operations, Sinopec Corp. will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s economic situation as well as global economic situation. Although the various countries have adopted different kinds of macroeconomic policies to eliminate negative effects caused by lower economic growth, European debt crisis and other factors, the timing of economic recovery still remains uncertain. The business of the Company may be adversely affected by such factors as the impact on export due to trade protectionism of some countries, impact on import which is likely caused by regional trade agreements and etc..

Risks with regard to the cyclical effects from the industry: The majority of the operational income of the Company comes from the sales of refined oil products and petrochemical products, and part of the business and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with the integration of upstream, midstream and downstream businesses, it can only counteract the adverse influences of periodicity of the industry to some extent.

Risks from the macroeconomic policies and government regulation: Although the government of China is gradually liberalizing the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing crude oil and natural gas production license, setting the upper limit for retail prices of gasoline, diesel and other oil products, the imposing of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards; meanwhile, the changes in macroeconomic and industry policies such as: further improvement in pricing mechanism of refined oil products, reforming and improvement in pricing mechanism of natural gas, and reforming in resource tax and environmental tax. Such regulations may have material effect on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste water, gases and solids. But the Company has built up the supporting effluent treatment systems to prevent and reduce the pollution to the environment. And the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much stricter environment protection standards. For this reason, the Company may increase more expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The future sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquiring activities, and the Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire additional resources though further exploration and development or acquisition, the oil and natural gas reserves and production of the Company will decline over time which will adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as need by the Company is satisfied through the external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the crude oil prices are subject to a significant fluctuation. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents. Although the Company has taken flexible counter measures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and disruption of supply of crude oil.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impacts to the society, major financial losses to the Company and grievous injuries to people. The Company always pay great emphasis on the safety of production, and has implemented a strict HSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, some certain investment risks may exist in the sense that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of RMB. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices, fluctuations in the exchange rate of Renminbi against US dollars and certain other foreign currencies may affect the Company’s purchasing costs of crude oil.

10.2	Plan of the board of directors for profit appropriation or dividend dispatch

At the 6th meeting of the Fifth Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a final cash dividend of RMB 0.20 per share (tax included) with an interim distributed dividend of RMB 0.10 per share (tax included), the total dividend for the whole year is RMB 0.30 per share (tax included); and based on the total equity on relevant record date, issue 2 bonus shares converted from retained earnings and 1 bonus share converted from capital reserve for every 10 existing shares held by the shareholders on relevant record date.

10.3	The Board of Director issued Management Report of Internal Control, which was opined by the audit institution

Yes

10.4	Whether the Company disclosed report on performance of social responsibilities.

Yes

11.	Report of the Board of Supervisors

During this reporting period, the Board of supervisors organized supervisors to visit and inspect Sinopec Pipeline Storage and Transportation Company for better understanding of the operations. All supervisors attended professional trainings organized by CSRC so as to further improve their capabilities in performing supervisory duties.

Through the supervision process on significant decision-makings and routine supervision on the operations, the Board of Supervisors held the following opinions: Facing the complex domestic and international market environment in 2012, Sinopec had realized a steady increase in productions and obtained a better operation result by early planning, actively, responding and greatly focusing on the improvement of the Company, deepening the reform, tapping the potential synergies, actively expanding the resources and markets, and optimizing the operation, so the Board of supervisors had no objection to the supervised issues during this reporting period.

Firstly, the Board of Directors diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made scientific decisions on major issues concerning production and operation, reforms and development, etc.; and the senior management diligently implemented the resolutions made by the Board of Directors; optimized the internal control, reinforced precision management, strived to lower the costs and enhance efficiency, strengthened the technological innovation; paid more attention to risk prevention and control, put emphasis on safety and environmental protection and energy saving and emission reduction. As a result, all work received remarkable effects. The Board of Supervisors did not discover any behaviors of any directors or senior management which constituted violations of laws, regulations, the Articles of Association, or were detrimental to the interests of Sinopec Corp. or the shareholders.

Secondly, the reports prepared by the Company in 2012 conformed with the relevant regulation of domestic and overseas securities regulators, and the annual financial statement issued by the Company, was prepared in accordance with ASBE and IFRS respectively, truly and fairly reflected the Company’s financial status and operational performance.

Thirdly, all connected transactions between Sinopec Corp. and China Petrochemical Corporation were in compliance with the relevant rules and regulations of listed places. All the connected transactions were conducted on the basis of fair and reasonable price and in line with the principle of “fairness, Tjustice and openness”. Nothing in these transactions was found to be detrimental to the interests of Sinopec Corp. or the non-connected shareholders.

Fourthly, the Board of Supervisors reviewed the Company’s Report on Internal Control and Self-Assessment and came to a conclusion that such report was objective, comprehensive and accurate.

Fifthly, the Company strictly implemented relevant fund-raising regulations. The actual utilization of fund-raising conformed to the disclosures.

Sixthly, the Company timely disclosed the material information according to the regulations of securities supervisory authorities, and the information disclosed was authentic, accurate and complete.

12	Financial Statements

	12.1	Auditors’ opinion

		Financial Statements	□Unaudited	√ Audited

		Auditors’ opinion	√ Standard unqualified opinion	□Not standard opinion

	12.2	Financial Statements

		9.2.1	Financial statements prepared in accordance with the Accounting Standards for Business Enterprises

Balance Sheet
Amounts in RMB millions

Items	31 December 2012		31 December 2011
	The Group	The Company	The Group	The Company
Current assets:
Cash at bank and on hand	10,864	5,468	25,197	20,953
Bills receivable	20,045	1,333	27,961	17,802
Accounts receivable	81,395	21,041	58,721	16,829
Other receivables	8,807	42,055	7,360	28,127
Prepayments	4,370	5,003	4,096	5,410
Inventories	218,262	148,844	203,417	144,148
Other current assets	1,008	707	836	502
Total current assets	344,751	224,451	327,588	233,771
Non-current assets:
Long-term equity investments	52,061	111,467	47,458	102,101
Fixed assets	588,969	475,417	565,936	470,825
Construction in progress	168,977	152,199	111,311	101,641
Intangible assets	49,834	43,114	34,842	28,458
Goodwill	6,257	—	8,212	—
Long-term deferred expenses	10,246	8,617	9,076	8,018
Deferred tax assets	15,130	10,146	13,398	10,249
Other non-current assets	11,046	5,290	12,232	7,479
Total non-current assets	902,520	806,250	802,465	728,771
Total assets	1,247,271	1,030,701	1,130,053	962,542

Items	31 December 2012		31 December 2011
	The Group	The Company	The Group	The Company
Current liabilities:
Short-term loans	70,228	1,692	36,985	3,842
Bills payable	6,656	4,000	5,933	3,052
Accounts payable	215,628	121,184	177,002	128,138
Advances from customers	69,299	58,570	66,686	63,561
Employee benefits payable	1,838	1,315	1,795	1,341
Taxes payable	21,985	17,854	39,622	32,053
Other payables	61,721	118,311	57,662	74,525
Short-term debentures payable	30,000	30,000	—	—
Non-current liabilities due within one year	15,754	15,644	43,388	43,281
Total current liabilities	493,109	368,570	429,073	349,793
Non-current liabilities:
Long-term loans	40,267	38,560	54,320	53,783
Debentures payable	121,849	121,849	100,137	100,137
Provision	21,591	19,598	18,381	17,114
Deferred tax liabilities	16,043	8,749	15,181	7,350
Other non-current liabilities	3,811	1,688	3,436	1,759
Total non-current liabilities	203,561	190,444	191,455	180,143
Total liabilities	696,670	559,014	620,528	529,936

Items	31 December 2012		31 December 2011
	The Group	The Company	The Group	The Company
Shareholders’ equity:
Share capital	86,820	86,820	86,702	86,702
Capital reserve	30,574	39,146	29,583	37,983
Specific reserve	3,550	3,017	3,115	2,571
Surplus reserves	184,603	184,603	178,263	178,263
Retained profits	209,446	158,101	178,336	127,087
Foreign currency translation differences	(1,619)	—	(1,600)	—
Total equity attributable to hareholders of the Company	513,374	N/A	474,399	N/A
Minority interests	37,227	N/A	35,126	N/A
Total shareholders’ equity	550,601	471,687	509,525	432,606
Total liabilities and shareholders’ equity	1,247,271	1,030,701	1,130,053	962,542

Income statement

Amounts in RMB millions
Items	2012		2011
	The Group	The Company	The Group	The Company
Operating income	2,786,045	1,626,398	2,505,683	1,541,765
Less: Operating costs	2,372,235	1,294,326	2,093,199	1,221,616
Sales taxes and surcharges	188,483	152,014	189,949	151,600
Selling and distribution expenses	40,299	33,554	38,399	33,489
General and administrative expenses	65,590	55,152	63,083	53,137
Financial expenses	9,819	9,000	6,544	6,622
Exploration expenses, including dry holes	15,533	15,533	13,341	13,341
Impairment losses	7,906	7,002	5,811	5,045
Add: Gain from changes in fair value	206	90	1,423	1,328
Investment income	1,540	16,826	4,186	19,210
Operating profit	87,926	76,733	100,966	77,453
Add: Non-operating income	4,573	3,945	3,411	3,029
Less: Non-operating expenses	2,392	2,198	1,739	1,546
Profit before taxation	90,107	78,480	102,638	78,936
Less: Income tax expense	23,696	15,080	25,774	13,415
Net profit	66,411	63,400	76,864	65,521

Items	2012		2011
	The Group	The Company	The Group	The Company
Attributable to:
Equity shareholders of the Company	63,496	N/A	71,697	N/A
Minority interests	2,915	N/A	5,167	N/A
Basic earnings per share	0.731	N/A	0.827	N/A
Diluted earnings per share	0.704	N/A	0.795	N/A
Net profit	66,411	63,400	76,864	65,521
Other comprehensive income:
Cash flow hedges	(151)	—	142	—
Availabe-for-sale financial assets	26	—	(15)	(4)
Share of other comprehensive income of associates	80	79	(179)	(182)
Foreign currency translation differences	(44)	—	(676)	—
Total other comprehensive income	(89)	79	(728)	(186)
Total comprehensive income	66,322	63,479	76,136	65,335
Attributable to:
Equity shareholders of the Company	63,431	N/A	71,207	N/A
Minority interests	2,891	N/A	4,929	N/A

Cash Flow Statement

Amounts in RMB millions

Items	2012		2011
	The Group	The Company	The Group	The Company
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	3,220,178	1,888,876	2,889,482	1,792,430
Rentals received	509	352	437	404
Other cash received relating to operating activities	17,864	55,770	12,316	13,898
Sub-total of cash inflows	3,238,551	1,944,998	2,902,235	1,806,732
Cash paid for goods and services	(2,725,034)	(1,504,911)	(2,398,623)	(1,404,217)
Cash paid for operating leases	(12,361)	(9,299)	(12,611)	(10,038)
Cash paid to and for employees	(51,724)	(41,801)	(45,617)	(39,004)
Value added tax paid	(65,528)	(52,699)	(71,311)	(56,536)
Income tax paid	(22,678)	(11,744)	(29,798)	(17,149)
Taxes paid other than value added tax and income tax	(204,274)	(166,284)	(176,474)	(137,849)
Other cash paid relating to operating activities	(13,490)	(14,503)	(16,620)	(17,449)
Sub-total of cash outflows	(3,095,089)	(1,801,241)	(2,751,054)	(1,682,242)
Net cash flow from operating activities	143,462	143,757	151,181	124,490

Items	2012		2011
	The Group	The Company	The Group	The Company
Cash flows from investing activities:
Cash received from disposal of investments	1,384	2,249	3,039	2,337
Dividends received	2,429	14,722	2,961	17,638
Net cash received from disposal offixed assets and intangible assets	325	274	1,216	1,157
Cash received on maturity of time deposits with financial institutions	2,381	1,885	6,383	3,840
Cash received from derivative financial instruments	2,489	—	3,679	—
Other cash received relating to investing activities	1,254	1,188	1,584	1,603
Sub-total of cash inflows	10,262	20,318	18,862	26,575
Cash paid for acquisition of fixed assets and intangible assets	(158,148)	(131,874)	(142,813)	(122,261)
Cash paid for acquisition of investments	(10,246)	(17,196)	(7,488)	(5,687)
Cash paid for acquisition of time deposits with financial institutions	(2,239)	(1,785)	(5,801)	(3,940)
Cash paid for derivative financial instruments	(2,908)	—	(3,768)	—
Sub-total of cash outflows	(173,541)	(150,855)	(159,870)	(131,888)
Net cash flow from investing activities	(163,279)	(130,537)	(141,008)	(105,313)

Items	2012		2011
	The Group	The Company	The Group	The Company
Cash flows from financing activities:
Cash received from borrowings	850,317	174,825	536,397	58,528
Cash received from issuance of 2011 Convertible Bonds, net of issuing expenses	—	—	22,889	22,889
Cash received from issuance of corporate bonds	80,000	80,000	5,000	5,000
Cash received from contribution form minority shareholders of subsidiaries	1,474	—	117	—
Sub-total of cash inflows	931,791	254,825	564,403	86,417
Cash repayments of borrowings	(820,067)	(181,335)	(532,667)	(65,837)
Cash repayments of corporate bonds and partial redemption of 2007 Convertible Bonds	(68,500)	(68,500)	(6,036)	(5,036)
Cash paid for dividends, profits distribution or interest	(34,637)	(33,595)	(26,368)	(25,750)
Dividends paid to minority shareholders of subsidiaries	(2,807)	—	(1,812)	—
Cash paid for acquisition of minority interests from subsidiaries, net	(152)	—	(36)	—
Sub-total of cash outflows	(926,163)	(283,430)	(566,919)	(96,623)
Net cash flow from financing activities	5,628	(28,605)	(2,516)	(10,206)
Effects of changes in foreign exchange rate	(2)	—	(18)	—
Net (decrease)/ increase in cash and cash equivalents	(14,191)	(15,385)	7,639	8,971

Consolidated Statement of Changes In Equity

Amounts in RMB millions

	2012
Items	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Translation difference in foreign currency statements	Total equity attributable to shareholders of the Company	Minority interests	Total shareholders’ equity
Balance at 1 January 2012	86,702	29,583	3,115	178,263	178,336	(1,600)	474,399	35,126	509,525
Change for the year
1. Net profit	—	—	—	—	63,496	—	63,496	2,915	66,411
2. Other comprehensive income	—	(46)	—	—	—	(19)	(65)	(24)	(89)
Total comprehensive income	—	(46)	—	—	63,496	(19)	63,431	2,891	66,322
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	6,340	(6,340)	—	—	—	—
– Distributions to shareholders	—	—	—	—	(26,046)	—	(26,046)	—	(26,046)
4. Exercise of conversion of the 2011 Convertible Bonds	118	799	—	—	—	—	917	—	917
5. Rights issue of shares by a subsidiary	—	(18)	—	—	—	—	(18)	781	763
6. Acquisition of minority interests	—	(79)	—	—	—	—	(79)	(106)	(185)
7. Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(1,462)	(1,462)
8. Net increase in specific reserve for the year	—	—	435	—	—	—	435	(12)	423
9. Government grants	—	337	—	—	—	—	337	9	346
10. Others		(2)	—	—	—	—	(2)	—	(2)
	118	1,037	435	6,340	(32,386)	—	(24,456)	(790)	(25,246)
Balance at 31 December 2012	86,820	30,574	3,550	184,603	209,446	(1,619)	513,374	37,227	550,601

Amounts in RMB millions

	2011
Items	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Translation difference in foreign currency statements	Total equity attributable to shareholders of the Company	Minority interests	Total shareholders’ equity
Balance at 1 January 2011	86,702	29,414	1,325	141,711	163,132	(1,157)	421,127	31,555	452,682
Change for the year
1. Net profit	—	—	—	—	71,697	—	71,697	5,167	76,864
2. Other comprehensive income	—	(47)	—	—	—	(443)	(490)	(238)	(728)
Total comprehensive income	—	(47)	—	—	71,697	(443)	71,207	4,929	76,136
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	36,552	(36,552)	—	—	—	—
– Distributions to shareholders	—	—	—	—	(19,941)	—	(19,941)	—	(19,941)
4. Acquisition of minority interests	—	(43)	—	—	—	—	(43)	(24)	(67)
5 Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(1,374)	(1,374)
6 Net increase in specific reserve for the year	—	—	1,790	—	—	—	1,790	40	1,830
7. Government grants	—	286	—	—	—	—	286	—	286
8. Others	—	(27)	—	—	—	—	(27)	—	(27)
	—	216	1,790	36,552	(56,493)	—	(17,935)	(1,358)	(19,293)
Balance at 31 December 2011	86,702	29,583	3,115	178,263	178,336	(1,600)	474,399	35,126	509,525

Statement of Changes In Equity

Amounts in RMB millions

	2012
Items	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Total shareholders’ equity
Balance at 1 January 2012	86,702	37,983	2,571	178,263	127,087	432,606
Change for the year
1. Net profit	—	—	—	—	63,400	63,400
2. Other comprehensive income	—	79	—	—	—	79
Total comprehensive income	—	79	—	—	63,400	63,479
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	6,340	(6,340)	—
– Distributions to shareholders	—	—	—	—	(26,046)	(26,046)
4. Exercise of conversion of the 2011 Convertible Bonds	118	799	—	—	—	917
5. Net increase in specific reserve for the year	—	—	446	—	—	446
6. Government Grants	—	287	—	—	—	287
7. Others	—	(2)	—	—	—	(2)
	118	1,084	446	6,340	(32,386)	(24,398)
Balance at 31 December 2012	86,820	39,146	3,017	184,603	158,101	471,687

Amounts in RMB millions

	2011
Items	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Total shareholders’ equity
Balance at 1 January 2011	86,702	37,922	1,025	141,711	118,059	385,419
Change for the year
1. Net profit	—	—	—	—	65,521	65,521
2. Other comprehensive income	—	(186)	—	—	—	(186)
Total comprehensive income	—	(186)	—	—	65,521	65,335
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	36,552	(36,552)	—
– Distributions to shareholders	—	—	—	—	(19,941)	(19,941)
4. Net increase in specific reserve for the year	—	—	1,546	—	—	1,546
5. Government Grants	—	274	—	—	—	274
6. Others	—	(27)	—	—	—	(27)
	—	247	1,546	36,552	(56,493)	(18,148)
Balance at 31 December 2011	86,702	37,983	2,571	178,263	127,087	432,606

12.2.2	Financial statements prepared in accordance with IFRS

Consolidated Income Statement

Amounts in RMB millions

Items	2012	2011
Turnover and other operating revenues
Turnover	2,733,618	2,463,767
Other operating revenues	52,427	41,916
	2,786,045	2,505,683
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(2,301,199)	(2,027,646)
Selling, general and administrative expenses	(61,174)	(58,960)
Depreciation, depletion and amortisation	(70,456)	(63,816)
Exploration expenses, including dry holes	(15,533)	(13,341)
Personnel expenses	(51,767)	(45,428)
Taxes other than income tax	(188,483)	(189,949)
Other operating income/ (expenses), net	1,229	(1,013)
Total operating expenses	(2,687,383)	(2,400,153)
Operating profit	98,662	105,530

Items	2012	2011
Finance costs
Interest expense	(11,217)	(9,241)
Interest income	1,254	1,584
Unrealized (loss)/ gain on embedded derivative component of the convertible bonds	(62)	1,259
Foreign currency exchange gains, net	144	1,113
Net finance costs	(9,881)	(5,285)
Investment income	235	168
Share of profits less losses from associates and jointly controlled entities	1,626	4,152
Profit before taxation	90,642	104,565
Tax expense	(23,846)	(26,120)
Profit for the year	66,796	78,445
Attributable to:
Equity shareholders of the Company	63,879	73,225
Non-controlling interests	2,917	5,220
Profit for the year	66,796	78,445
Earnings per share
Basic	0.736	0.845
Diluted	0.708	0.812

Items	2012	2011
Profit for the year:	66,796	78,445
Other comprehensive income for the year (after tax and reclassification adjustments)
Cash flow hedges	(151)	142
Available-for-sale securities	26	(15)
Share of other comprehensive income of associates	80	(179)
Foreign currency translation differences	(44)	(676)
Total other comprehensive income	(89)	(728)
Total comprehensive income for the year	66,707	77,717
Attributable to:
Equity shareholders of the Company	63,814	72,735
Non-controlling interests	2,893	4,982
Total comprehensive income for the year	66,707	77,717

Balance Sheet

Amounts in RMB millions
Items	31 December 2012		31 December 2011
	The Group	The Company	The Group	The Company
Non-current assets
Property, plant and equipment, net	588,969	475,417	565,936	470,825
Construction in progress	168,977	152,199	111,311	101,641
Goodwill	6,257	—	8,212	—
Investments in subsidiaries	—	82,164	—	70,364
Interest in associates	28,812	10,933	25,692	13,686
Interest in jointly controlled entities	21,388	10,410	19,992	10,094
Investments	2,001	1,396	1,829	937
Deferred tax assets	14,288	9,406	12,706	9,614
Lease prepayments	36,240	30,524	26,101	19,598
Long-term prepayments and other assets	34,746	26,427	29,994	24,344
Total non-current assets	901,678	798,876	801,773	721,103
Current assets
Cash and cash equivalents	10,456	5,467	24,647	20,852
Time deposits with financial institutions	408	1	550	101
Trade accounts receivable, net	81,395	21,041	58,721	16,829
Bills receivable	20,045	1,333	27,961	17,802
Inventories	218,262	148,844	203,417	144,148
Prepaid expenses and other current assets	34,449	65,865	27,459	48,456
Total current assets	365,015	242,551	342,755	248,188

Items	31 December 2012		31 December 2011
	The Group	The Company	The Group	The Company
Current liabilities
Short-term debts	73,063	46,426	68,224	46,482
Loans from Sinopec Group Company and fellow subsidiaries	42,919	910	12,149	641
Trade accounts payable	215,628	121,184	177,002	128,138
Bills payable	6,656	4,000	5,933	3,052
Accrued expenses and other payables	169,062	209,226	176,878	182,996
Income tax payable	6,045	4,924	4,054	2,901
Total current liabilities	513,373	386,670	444,240	364,210
Net current liabilities	(148,358)	(144,119)	(101,485)	(116,022)
Total assets less current liabilities	753,320	654,757	700,288	605,081
Non-current liabilities
Long-term debts	124,518	123,064	116,894	116,602
Loans from Sinopec Group Company and fellow subsidiaries	37,598	37,345	37,563	37,318
Deferred tax liabilities	16,043	8,749	15,181	7,350
Provisions	21,591	19,598	18,381	17,114
Other liabilities	5,534	3,000	4,925	2,846
Total non-current liabilities	205,284	191,756	192,944	181,230
	548,036	463,001	507,344	423,851
Equity
Share capital	86,820	86,820	86,702	86,702
Reserves	424,094	376,181	385,626	337,149
Total equity attributable to equity shareholders of the Company	510,914	N/A	472,328	N/A
Non-controlling interests	37,122	N/A	35,016	N/A
Total equity	548,036	463,001	507,344	423,851

12.2.3	Differences between financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

	(1)	Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

Items	2012	2011
	RMB millions	RMB millions
Net profit under ASBE	66,411	76,864
Adjustments:
Government grants	112	97
Safety production fund	273	1,484
Profit for the year under IFRS*	66,796	78,445

(2)	Effects of major differences between the shareholders’ euqity under ASBE and the total equity under IFRS are analysed as follows:

Items	At 31 December
	2012	2011
	RMB millions	RMB millions
Shareholders’equity under ASBE	550,601	509,525
Adjustments:
Government grants	(1,723)	(1,489)
Safety production fund	(842)	(692)
Total equity under IFRS*	548,036	507,344

*	The above figures are extracted from the financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by KPMG.

12.3	Provide explanation for any changes in accounting policy, accounting estimate or recognition policy as compared with for last annual report.

	□applicable	√inapplicable

12.4	Details, adjusted amount, reason and impact of material accounting error.

There is no material error in the current report period.

12.5	Notes on the financial statements prepared under IFRS

	12.5.1	Turnover

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

	12.5.2	Taxation

Taxation in the consolidated income statement represents:

	2012	2011
	RMB millions	RMB millions
Current tax
– Provision for the year	23,950	22,731
– Under provision in prior years	572	367
Deferred taxation	(676)	3,022
	23,846	26,120

Reconciliation between actual tax expense and the expected income tax at applicable statutory tax rates is as follows:

	2012	2011
	RMB millions	RMB millions
Profit before taxation	90,642	104,565
Expected PRC income tax expense at a statutory tax rate of 25%	22,661	26,141
Tax effect of preferential tax rate (Note)	(2,080)	(1,825)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	1,911	1,587
Tax effect of non-deductible expenses	536	542
Tax effect of non-taxable income	(707)	(1,565)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(190)	(394)
Tax effect of tax losses not recognised	963	734
Write-down of deferred tax assets	180	533
Under provision in prior years	572	367
Actual income tax expense	23,846	26,120

Notes:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

12.5.3	Basic and diluted earnings per share

The calculation of basic earnings per share for the year ended 31 December 2012 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 63,879 million (201: RMB 73,225 million) and the weighted average number of shares of 86,810,557,493 (2011: 86,702,538,041) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2012 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 64,482 million (2011: RMB 72,938 million) and the weighted average number of the shares of 91,086,256,256 (2011: 89,795,334,781) calculated as follows:

	(i)	Profit attributable to ordinary equity shareholders of the Company (diluted)

	2012	2011
	RMB millions	RMB millions
Profit attributable to ordinary equity shareholders of the Company	63,879	73,225
After tax effect of interest expense (net of exchange gain) of the convertible bonds	556	657
After tax effect of unrealised loss/(gain) on embedded derivative components of the convertible bonds	47	(944)
Profit attributable to ordinary equity shareholders of the Company (diluted)	64,482	72,938

(ii)	Weighted average number of shares (diluted)

	2012	2011
	Number of	Number of
	shares	shares
Weighted average number of shares at 31 December	86,810,557,493	86,702,538,041
Effect of conversion of the 2007 Convertible Bonds	1,093,640,860	1,084,859,551
Effect of conversion of the 2011 Convertible Bonds	3,182,057,903	2,007,937,189
Weighted average number of shares (diluted) at 31 December	91,086,256,256	89,795,334,781

12.5.4	Dividends

Dividends payable to equity shareholders of the Company attributable to the year represent:

	2012	2011
	RMB millions	RMB millions
Dividends declared and paid during the year of RMB 0.10 per share (2011: RMB 0.1 per share)	8,682	8,670
Dividends declared after the balance sheet date of RMB 0.20 per share (2011: RMB 0.20 per share)	17,933	17,364
	26,615	26,034

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2012, the directors declared an interim dividend for the year ended 31 December 2012 of RMB 0.10 (2011: RMB 0.10) per share totalling RMB 8,682 million (2011: RMB 8,670 million) and the dividends were paid on 26 September 2012.

Pursuant to a resolution passed at the director’s meeting on 22 March 2013, final dividends in respect of the year ended 31 December 2012 were proposed for shareholders’ approval at the Annual General Meeting, including a cash dividend of RMB 0.20 (2011: RMB 0.20) per share totaling RMB 17,933 million (2011: RMB 17,364 million); and a bonus shares dividend in the proportion of 2 for every 10 shares (2011: nil). Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year represent:

	2012	2011
	RMB millions	RMB millions
Final dividends in respect of the previous financial year, approved and paid during the year of RMB 0.20 per share (2011: RMB 0.13 per share)	17,364	11,271

Pursuant to the shareholders’ approval at the Annual General Meeting on 11 May 2012, a final dividend of RMB 0.20 per share totalling RMB 17,364 million in respect of the year ended 31 December 2011 was declared and paid on 30 June 2012.

Pursuant to the shareholders’ approval at the Annual General Meeting on 13 May 2011, a final dividend of RMB 0.13 per share totalling RMB 11,271 million in respect of the year ended 31 December 2010 was declared and paid on 30 June 2011.

12.5.5	Trade accounts receivable, net and bills receivable

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Amounts due from third parties	63,311	44,344	2,634	2,943
Amounts due from subsidiaries	—	—	14,885	11,168
Amounts due from Sinopec Group Company and fellow subsidiaries	7,207	6,185	668	474
Amounts due from associates and jointly controlled entities	11,576	9,204	3,400	3,101
	82,094	59,733	21,587	17,686
Less: Impairment losses for bad and doubtful debts	(699)	(1,012)	(546)	(857)
Trade accounts receivable, net	81,395	58,721	21,041	16,829
Bills receivable	20,045	27,961	1,333	17,802
	101,440	86,682	22,374	34,631

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Within one year	101,295	86,580	22,315	34,572
Between one and two years	85	66	45	46
Between two and three years	52	16	10	5
Over three years	8	20	4	8
	101,440	86,682	22,374	34,631

Impairment losses for bad and doubtful debts are analysed as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January	1,012	1,322	857	1,087
Impairment losses recognised for the year	44	51	31	47
Reversal of impairment losses	(155)	(124)	(152)	(110)
Written off	(202)	(237)	(190)	(167)
Balance at 31 December	699	1,012	546	857

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

12.5.6	Trade accounts and bills payables

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Amounts due to third parties	204,535	167,207	54,209	50,622
Amounts due to Sinopec Group Company and fellow subsidiaries	6,870	6,429	2,514	4,266
Amounts due to associates and jointly controlled entities	4,223	3,366	1,004	1,597
Amounts due to subsidiaries	—	—	63,457	71,653
	215,628	177,002	121,184	128,138
Bills payable	6,656	5,933	4,000	3,052
Trade accounts and bills payables measured at amortised cost	222,284	182,935	125,184	131,190

The maturities of trade accounts and bills payables are as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Due within 1 month or on demand	188,822	150,949	92,241	98,469
Due after 1 month but within 6 months	33,315	31,820	32,836	32,622
Due after 6 months	147	166	107	99
	222,284	182,935	125,184	131,190

12.5.7	Segment reporting

	(1)	Information on the Group’s reportable segments is as follows:

	2012	2011
	RMB millions	RMB millions
Turnover
Exploration and production
External sales	53,738	47,519
Inter-segment sales	174,571	173,115
	228,309	220,634
Refining
External sales	193,464	189,504
Inter-segment sales	1,071,387	1,015,855
	1,264,851	1,205,359
Marketing and distribution
External sales	1,453,541	1,335,569
Inter-segment sales	9,638	5,767
	1,463,179	1,341,336
Chemicals
External sales	356,150	368,658
Inter-segment sales	48,226	45,203
	404,376	413,861
Corporate and others
External sales	676,725	522,517
Inter-segment sales	635,046	610,585
	1,311,771	1,133,102
Elimination of inter-segment sales	(1,938,868)	(1,850,525)
Turnover	2,733,618	2,463,767
Other operating revenues
Exploration and production	28,876	21,204
Refining	6,061	6,713
Marketing and distribution	8,703	6,290
Chemicals	7,588	6,629
Corporate and others	1,199	1,080
Other operating revenues	52,427	41,916
Turnover and other operating revenues	2,786,045	2,505,683

	2012	2011
	RMB millions	RMB millions
Result
Operating profit/(loss)
By segment
– Exploration and production	70,054	71,631
– Refining	(11,444)	(35,780)
– Marketing and distribution	42,652	44,696
– Chemicals	1,178	26,732
– Corporate and others	(2,443)	(2,640)
– Elimination	(1,335)	891
Total segment operating profit	98,662	105,530
Share of profits less losses from associates and jointly controlled entities
– Exploration and production	301	248
– Refining	(934)	(421)
– Marketing and distribution	1,034	1,103
– Chemicals	408	2,560
– Corporate and others	817	662
Aggregate share of profits less losses from associates and jointly controlled entites	1,626	4,152
Investment income
– Exploration and production	1	—
– Refining	75	4
– Marketing and distribution	131	143
– Chemicals	14	17
– Corporate and others	14	4
Aggregate investment income	235	168
Net finance costs	(9,881)	(5,285)
Profit before taxation	90,642	104,565

	2012	2011
	RMB millions	RMB millions
Assets
Segment assets
– Exploration and production	368,587	329,968
– Refining	309,204	274,507
– Marketing and distribution	261,724	231,664
– Chemicals	145,867	143,215
– Corporate and others	100,517	77,489
Total segment assets	1,185,899	1,056,843
Interest in associates and jointly controlled entities	50,200	45,684
Investments	2,001	1,829
Deferred tax assets	14,288	12,706
Cash and cash equivalents and time deposits with financial institutions	10,864	25,197
Other unallocated assets	3,441	2,269
Total assets	1,266,693	1,144,528
Liabilities
Segment liabilities
– Exploration and production	90,430	86,538
– Refining	62,271	63,753
– Marketing and distribution	87,785	83,625
– Chemicals	30,100	30,459
– Corporate and others	139,811	111,680
Total segment liabilities	410,397	376,055
Short-term debts	73,063	68,224
Income tax payable	6,045	4,054
Long-term debts	124,518	116,894
Loans from Sinopec Group Company and fellow subsidiaries	80,517	49,712
Deferred tax liabilities	16,043	15,181
Other unallocated liabilities	8,074	7,064
Total liabilities	718,657	637,184

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2012	2011
	RMB millions	RMB millions
Capital expenditure
– Exploration and production	78,272	58,749
– Refining	32,161	25,767
– Marketing and distribution	27,232	28,517
– Chemicals	18,996	15,015
– Corporate and others	2,061	2,136
	158,722	130,184
Depreciation, depletion and amortisation
– Exploration and production	39,283	35,455
– Refining	12,270	11,519
– Marketing and distribution	8,792	7,202
– Chemicals	8,883	8,457
– Corporate and others	1,228	1,183
	70,456	63,816
Impairment losses on long-lived assets
– Exploration and production	1,006	2,153
– Refining	—	78
– Marketing and distribution	8	269
– Chemicals	—	308
– Corporate and others	—	1
	1,014	2,809

(2)	Geographical information

The following tables set out information about the geographical information of (i) the Group’s external sales and (ii) the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2012	2011
	RMB millions	RMB millions
External sales
Mainland China	2,088,043	1,947,749
Others	698,002	557,934
	2,786,045	2,505,683
Non-current assets
Mainland China	862,044	762,805
Others	22,123	24,375
	884,167	787,180

12.6	Changes in the scope of consolidation.

	□applicable	√inapplicable

13.	Repurchase, Sales and Redemption of Shares

During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries.

14.	Application of the Model Code

During this reporting period, none of the directors had breached the requirements set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Hong Kong Listing Rules.

15.	Compliance with Corporate Governance Code

Based on its actual situation, Sinopec Corp. has not set up the Nomination Committee of the Board of Directors according to A.5 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) set out in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. believed that the nomination and election of director candidates by all members of the Board of Directors would be better suited to its operation. The duties of the Nomination Committee prescribed in the Corporate Governance Code would be performed by the Board of Directors. Besides, the chairman and members of the Audit Committee and Remuneration and Appraisal Committee, due to other business duties, did not attend the annual general meeting of shareholders for the year 2011 as required under E1.2 of the Corporate Governance Code. None of the shareholder raised questions to the Audit Committee and the Remuneration and Appraisal Committee at such meeting.

Save as disclosed above, Sinopec Corp. complied with code provisions set out in the Corporate Governance Code.

16.	Review of Financial Results

The financial results for the year ended 31 December 2012 have been reviewed with no disagreement by the Audit Committee of Sinopec Corp.

This announcement is published in both English and Chinese languages. The Chinese version shall prevail.

By Order of the Board China Petroleum & Chemical Corporation Fu Chengyu Chairman

Beijing, China, 22 March 2013

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+ and Bao Guoming +.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: March 25, 2013